Exhibit 2.1

EXECUTION COPY

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

TENNECO INC.,

FEDERAL-MOGUL LLC,

AMERICAN ENTERTAINMENT PROPERTIES CORP.,

and

ICAHN ENTERPRISES L.P.

April 10, 2018

i

4.04	No Registration	28
4.05	Reliance on Exemptions	28
4.06	Litigation	28
4.07	Governmental Consents, etc	28
4.08	Brokerage	29
4.09	Investigation	29
4.10	No Other Representations and Warranties	29

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		30
5.01	Organization and Power	30
5.02	Authorization; No Breach; Valid and Binding Agreement	30
5.03	Capital Stock	31
5.04	Purchaser SEC Reports	32
5.05	Governmental Consents; etc.	34
5.06	Brokerage	34
5.07	Investment Representation	34
5.08	Purchaser Shares	35
5.09	Financial Capability	35
5.10	No Other Representations and Warranties	36

ARTICLE VI COVENANTS OF THE COMPANY AND THE SELLER		36
6.01	Conduct of the Business	36
6.02	Exclusive Dealing; No Transfers of Company Equity Interests	40
6.03	Access to Books and Records	41
6.04	Notification	41
6.05	Reasonable Best Efforts	41
6.06	Restrictive Covenants	42
6.07	Resignations	44
6.08	Termination of Affiliate Contracts	44
6.09	Restricted Shares and Legends.	44
6.10	Standstill	45
6.11	Pre-Closing Restructuring	46
6.12	Transaction Litigation Cooperation	46

ARTICLE VII COVENANTS OF THE PURCHASER		47
7.01	Conduct of the Business	47
7.02	No Solicitation by the Purchaser; Purchaser Board Recommendation	48
7.03	Governance Matters	51
7.04	Books and Records	51
7.05	Notification	51
7.06	Director and Officer Liability and Indemnification and Insurance.	52
7.07	Reasonable Best Efforts	53
7.08	Employment and Benefit Arrangements	53
7.09	Stock Exchange Listing	55
7.10	Transfer Agent Procedures; Registration Statement	56

ARTICLE VIII ADDITIONAL COVENANTS		56
8.01	Purchaser Stockholder Meeting; Proxy Statement	56
8.02	Cooperation with a Qualified Offering; Company Financial Statements	58
8.03	Financing Assistance	61
8.04	Financing Obligation of the Purchaser	64
8.05	Regulatory Filings; Consents	66
8.06	Press Releases and Communications	68
8.07	Spin-Off	69
8.08	Transfer Taxes	69
8.09	Labor Matters	69
8.10	Certain Seller Liabilities	70
8.11	Purchaser Tax Covenants	72
8.12	Purchase Price Allocation	72
8.13	Tax Returns; Cooperation	72
8.14	Tax Treatment	73
8.15	Confidentiality Agreement	74
8.16	Non-Material Jurisdictions	74
8.17	Further Assurances	76

ARTICLE IX TERMINATION		76
9.01	Termination	76
9.02	Termination Fees and Expenses	77
9.03	Effect of Termination	79

ARTICLE X DEFINITIONS		79
10.01	Definitions	79

ARTICLE XI MISCELLANEOUS		99
11.01	Expenses	99
11.02	Notices	99
11.03	Assignment	100
11.04	Severability	101
11.05	References	101
11.06	Construction	101
11.07	Amendment and Waiver	102
11.08	Complete Agreement	102
11.09	Third-Party Beneficiaries	102
11.10	Waiver of Trial by Jury	102
11.11	Deliveries	103
11.12	Specific Performance	103
11.13	Delivery	104
11.14	Counterparts	104
11.15	Governing Law	104
11.16	Consent to Jurisdiction	104
11.17	Payments under this Agreement	105
11.18	Non-Recourse	105
11.19	Disclosure Schedules	105
11.20	Survival	106

11.21	Waiver of Conditions	106
11.22	Obligations of the Purchaser and of the Company	106
11.23	Release	107

EXHIBITS & SCHEDULES

Exhibits

Exhibit A	Form of Shareholders Agreement
Exhibit B	Form of Lock-up Agreement
Exhibit C	Form of Purchaser Charter Amendment
Exhibit D	Form of Post-Spin Shareholders Agreement 1
Exhibit E	Form of Post-Spin Shareholders Agreement 2

Schedules

Schedule 1.05(c)	Company Indebtedness Payoff Schedule
Schedule 2.01(c)	Material Jurisdictions
Schedule 3.02	Subsidiaries
Schedule 3.03(b)	No Breach
Schedule 3.04(c)	Incentive Awards
Schedule 3.04(d)	Ownership of Membership Interests
Schedule 3.05	Company Financial Statements
Schedule 3.06	Absence of Certain Developments
Schedule 3.07(a)	Title to Properties
Schedule 3.07(b)	Company Leased Real Property
Schedule 3.07(c)	Company Owned Real Property
Schedule 3.07(d)	Company Real Property Permits
Schedule 3.08	Tax Matters
Schedule 3.08(g)	U.S. Federal Income Tax Classification
Schedule 3.09(a)	Company Material Contracts
Schedule 3.09(c)	Non-Performance of Company Material Contracts
Schedule 3.10(b)	Infringement of Company Intellectual Property
Schedule 3.10(f)	Compliance with Data Security Requirements
Schedule 3.11	Litigation
Schedule 3.12(a)	Governmental Consent
Schedule 3.13(a)	Company Benefit Plans
Schedule 3.13(b)	Company Benefit Plan Claims
Schedule 3.13(e)	Certain Benefit Plans; Post-Employment Benefits
Schedule 3.13(g)	Event under Company Benefit Plan
Schedule 3.13(i)	No Liability under Company Benefit Plans
Schedule 3.14	Insurance
Schedule 3.15	Compliance with Laws
Schedule 3.16	Environmental Compliance and Conditions
Schedule 3.17	Affiliated Transactions
Schedule 3.18(a)	Labor Unions
Schedule 3.18(b)	Compliance with Labor Laws
Schedule 3.19(a)	Company Significant Customers
Schedule 3.19(b)	Company Significant Suppliers
Schedule 3.20(a)	Compliance with Trade Control Laws
Schedule 3.20(d)	Certain Investigations

v

Schedule 3.20(e)	Antitrust Notices
Schedule 3.20(f)	Foreign Joint Venture
Schedule 4.07	Governmental Consents
Schedule 5.02(b)	No Breach
Schedule 5.03	Equity Interests
Schedule 6.01	Conduct of the Business
Schedule 6.02(b)	No Transfers of Company Equity Interests
Schedule 6.05	Reasonable Best Efforts
Schedule 6.08	Surviving Commercial Contracts
Schedule 7.03(b)	Seller Board Designee
Schedule 7.08(a)	Surviving Severance Arrangements
Schedule 8.01(b)	Cooperation of Parties
Schedule 8.05(a)	Required Antitrust Filings
Schedule 8.07(c)	Intended Spin-Off Tax Treatment
Schedule 10.01(a)	Company Permitted Liens
Schedule 10.01(b)	Debt Financing Commitment Letter
Schedule 10.01(c)	Company Knowledge Individuals
Schedule 10.01(d)	Purchaser Knowledge Individuals
Schedule 10.01(e)	Potential Investors
Schedule 10.01(f)	Pre-Closing Restructuring

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of April 10, 2018, is made by and among Tenneco Inc., a Delaware corporation (the “Purchaser”), Federal-Mogul LLC, a Delaware limited liability company (the “Company”), American Entertainment Properties Corp., a Delaware corporation (the “Seller”), and Icahn Enterprises L.P., a Delaware limited partnership. Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.

WHEREAS, the Seller owns all of the issued and outstanding membership interests of the Company; and

WHEREAS, subject to the terms and conditions of this Agreement, the Purchaser desires to purchase from the Seller, and the Seller desire to sell to the Purchaser, all of the issued and outstanding membership interests of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS

1.01 Purchase and Sale of the Membership Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all of the Membership Interests, free and clear of all Liens, for the consideration specified below in this Article I.

1.02 Cash Consideration and Stock Consideration. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall, subject to the adjustments contemplated by Section 1.03(e):

(a) pay to the Seller an aggregate amount in cash equal to $800,000,000 (as the same may be adjusted pursuant to Section 1.03(e), the “Cash Consideration”); and

(b) issue and deliver to the Seller an aggregate of 29,444,846 Purchaser Shares (such number of Purchaser Shares, the “Purchaser Shares Amount”), which Purchaser Shares shall be comprised of: (i) a number of shares of Purchaser Class A Common Stock equal to 9.9% of the aggregate number of shares of Purchaser Class A Common Stock issued and outstanding as of immediately following the Closing and such issuance to the Seller (such number of Purchaser Class A Common Stock, the “Purchaser Class A Common Stock Amount”), and (ii) a number of shares of Purchaser Class B Common Stock equal to (A) the Purchaser Shares Amount, minus (B) the Purchaser Class A Common Stock Amount (collectively, as the same may be adjusted pursuant to Section 1.03(e), the “Stock Consideration” and, together with the Cash Consideration, the “Purchase Price”); provided, that any issuance of shares of Purchaser Class A Common Stock or Purchaser Class B Common Stock shall be made only in whole shares, and any fractional shares shall be rounded up to the nearest whole share; provided further, that the number of shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock to be issued and delivered to the Seller pursuant to this Section 1.02(b) shall be subject to reduction in accordance with Section 1.03(e); provided further, that if, between the date of this Agreement and the Closing Date (or the date of the issuance of any Purchaser Common Stock sold pursuant to a Qualified Offering, if issued thereafter), the outstanding shares of Purchaser Common Stock are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or if any other similar event occurs (other than, for the avoidance of doubt, pursuant to Section 1.03), then the Purchaser Shares, the Purchaser Shares Amount and any other number or amount contained in this Agreement which is based upon the Purchaser Shares, the Purchaser Shares Amount or the number of shares of Purchaser Common Stock, as the case may be, will be appropriately adjusted to provide to the Seller the same effect as contemplated by this Agreement prior to such event; provided further, that in calculating the Purchaser Class A Common Stock Amount, the effect of any Qualified Offering (and adjustment made in connection therewith pursuant to Section 1.03(e)) shall be taken into account regardless of whether the Purchaser Common Stock sold pursuant to such Qualified Offering is issued before, at or after the Closing).

1.03 Funding Adjustment Right; Qualified Offering.

(a) Purchaser Funding Adjustment Election. From and after the date hereof until the date that is ten (10) Business Days prior to the anticipated Closing Date, the Purchaser in its sole discretion may elect, by delivery of written notice to the Seller (the “Purchaser Funding Adjustment Notice”), to conduct an offering of Purchaser Common Stock in order to raise funds to increase the Cash Consideration and decrease the Stock Consideration as set forth in this Section 1.03 by selling up to 7,315,490 shares of Purchaser Common Stock (such election, a “Purchaser Funding Adjustment Election” and, such offering, a “Qualified Offering”).

(b) Seller Funding Adjustment Election. To the extent that the Purchaser has not delivered to the Seller a Purchaser Funding Adjustment Notice by the date that is ten (10) Business Days prior to the anticipated Closing Date, the Seller may in its sole discretion elect, by delivery of written notice to the Purchaser (the “Seller Funding Adjustment Notice”), to direct the Purchaser to conduct a Qualified Offering in order to raise funds to increase the Cash Consideration and decrease the Stock Consideration as set forth in this Section 1.03 by selling up to the number of shares of Purchaser Common Stock set forth in the Seller Funding Adjustment Notice, which number shall not exceed 7,315,490 shares of Purchaser Common Stock (such election, a “Seller Funding Adjustment Election”); provided, that the Seller shall not be entitled to a Seller Funding Adjustment Election if the Five Day VWAP is less than or equal to $54.6785.

(c) Qualified Offering Process. Subject to Section 1.03(d), following the delivery of a Purchaser Funding Adjustment Notice or a Seller Funding Adjustment Notice, the Purchaser shall use its reasonable best efforts to conduct a Qualified Offering as promptly as reasonably practicable, including by promptly (through the underwriters that it has selected to lead the Qualified Offering) commencing and conducting a road show and marketing process (the “Marketing Process”) for the Purchaser Common Stock to be sold in the Qualified Offering.

(d) Control of Qualified Offering Process. Except as expressly provided in Section 1.03(b), Section 1.03(c) and this Section 1.03(d), the Purchaser shall be entitled to conduct the Qualified Offering in its sole discretion, including the manner of such offering, determining the engagement of financial advisors or underwriters with respect to such offering, the discounts and commissions to be paid to the underwriters, placement agents or similar advisors in such offering, the exact timing of such offering and the disclosure to be included in any registration statement, prospectus and other disclosure documents distributed to potential investors in such offering. Notwithstanding anything to the contrary in this Agreement, (i) the Purchaser shall be permitted to delay or abandon the Qualified Offering in the event that market conditions, including with respect to the U.S. stock markets or the stock price of the Purchaser Common Stock, deteriorate in such a manner that the Purchaser reasonably determines that proceeding with such Qualified Offering would not be in the best interests of the Purchaser and its stockholders, and (ii) in no event shall the Purchaser seek to conduct or be required to conduct a Qualified Offering that would require approval of the Purchaser’s stockholders under the rules and regulations of the NYSE (or any other securities exchange on which the Purchaser Common Stock is listed); provided, in the case of the foregoing clause (i), that, subject to the Seller’s and the Company’s compliance with Section 8.02, the Purchaser shall be required to consummate a Qualified Offering (unless such consummation is prevented by applicable Law or a material adverse effect on market conditions prevailing at the time of such offering) pursuant to a Seller Funding Adjustment Election to the extent the Parties reasonably determine, (x) following consultation with Purchaser’s underwriters for the Qualified Offering, (y) following completion of the Marketing Process and (z) based upon an informed book of demand, that the price per share (net of discounts and commissions) at which the Purchaser would be able to sell Purchaser Common Stock in such Qualified Offering is expected to exceed the greater of (A) $54.6785 and (B) an amount that is at least ninety percent (90%) of the Five Day VWAP.

(e) Stock Consideration Adjustment. If a Qualified Offering is consummated pursuant to a Purchaser Funding Adjustment Election or a Seller Funding Adjustment Election, then (i) the Cash Consideration to be paid pursuant to Section 1.02(a) shall be increased by an amount equal to $54.6785 times the number of shares sold in such Qualified Offering; provided that if the Qualified Offering is consummated pursuant to a Seller Funding Adjustment Election and the price per share (net of discounts and commissions) achieved in such Qualified Offering is less than $54.6785, then the Cash Consideration to be paid pursuant to Section 1.02(a) shall be increased by an amount equal to such price per share (net of discounts and commissions) times the number of shares sold in such Qualified Offering, and (ii) the number of shares of Purchaser Class B Common Stock to be issued and delivered to the Seller pursuant to Section 1.02(b) shall be reduced by the number of shares of Purchaser Common Stock sold in such Qualified Offering (provided, that, to the extent the number of shares of Purchaser Class B Common Stock to be issued and delivered to the Seller pursuant to Section 1.02(b) is reduced to zero, the number of shares of Purchaser Class A Common Stock to be issued and delivered to the Seller pursuant to Section 1.02(b) shall thereafter be reduced until the aggregate reduction equals the number of shares of Purchaser Common Stock sold in such Qualified Offering).

1.04 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois 60654 at 8:00 a.m., local time, on the third (3rd) Business Day following full satisfaction, or waiver by the Party or Parties entitled to the benefits, of all of the closing conditions set forth in Article II hereof (other than those to be satisfied at the Closing, but subject to the satisfaction, or waiver by the Party or Parties entitled to the benefits, of those conditions) or on such other date as is mutually agreeable to the Purchaser and the Seller; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article II (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any Business Day as may be specified by Purchaser on no less than three (3) Business Days’ prior notice to the Seller and (b) three (3) Business Days following the final day of the Marketing Period; provided further, that the Closing shall not occur prior to the earlier of (i) the Initial Termination Date and (ii) the date on which the approvals, consents and consultations required to consummate the transactions contemplated by this Agreement pursuant to any Antitrust Law of each jurisdiction listed on Schedule 8.05(a) shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired. The date and time of the Closing are referred to herein as the “Closing Date.”

1.05 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on the Closing Date (the “Closing Transactions”):

(a) the Seller shall deliver to the Purchaser (i) all certificates evidencing the Membership Interests duly endorsed for transfer or accompanied by duly executed forms of assignment and transfer, as applicable, and (ii) all books and records and other property of the Company and each of its Subsidiaries in the Seller’s possession or under the Seller’s control;

(b) the Purchaser shall (i) deliver to the Seller an amount in cash equal to (x) the Cash Consideration, by wire transfer of immediately available funds to the account(s) designated by the Seller (which account(s) shall be designated by the Seller to the Purchaser in writing at least three (3) Business Days before the Closing Date) and (ii) issue or transfer, or cause to be issued or transferred, to the Seller the number of Purchaser Shares issuable as the Stock Consideration pursuant to the terms hereof, which may be represented by one or more certificates at the Purchaser’s election;

(c) the Company shall deliver to the Purchaser payoff letters with respect to any Company Indebtedness set forth on Schedule 1.05(c) (the “Company Indebtedness Payoff Schedule”) outstanding as of the Closing (in each case, in a form reasonably satisfactory to the Purchaser), which, subject to Section 1.05(d), shall provide for the releases of any Liens (other than any Company Permitted Liens) related to the assets and properties of the Company and its Subsidiaries;

(d) the Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of the Company Indebtedness set forth on an updated Company Indebtedness Payoff Schedule that shall be delivered by the Seller or the Company to the Purchaser at least three (3) Business Days prior to the Closing Date by wire transfer of immediately available funds to the account(s) designated by the holders of such Company Indebtedness;

(e) the Purchaser and the Seller shall execute and deliver to each other the Shareholders Agreement in the form attached hereto as Exhibit A (the “Shareholders Agreement”);

(f) the Purchaser shall use its reasonable best efforts to cause each director and officer of the Purchaser to execute and deliver a Lock-up Agreement in the form attached hereto as Exhibit B;

(g) the Seller shall deliver to the Purchaser at least ten (10) Business Days prior to the Closing Date such information concerning the Seller as the Purchaser’s registrar and transfer agent may reasonably request at least fifteen (15) Business Days prior to the Closing Date in order to issue or transfer the Purchaser Shares to the Seller; and

(h) the Purchaser and the Seller or the Company, as applicable, shall make such other deliveries as are required by Article II hereof.

1.06 Withholding. Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Company and its Subsidiaries shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as the Purchaser or the Company and its Subsidiaries are required to deduct and withhold with respect to the making of such payment under the Code, applicable Treasury Regulations or any provision of federal, state, local or foreign Tax Law; provided, that the withholding Party shall provide written notice to the applicable payee as soon as it becomes aware of a potential obligation to withhold and, in any event, no later than three (3) Business Days prior to such Party making any such deduction or withholding, and shall work in good faith with such payee to reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE II

CONDITIONS TO CLOSING

2.01 Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) Stockholder Approval. The Purchaser Stockholder Approval shall have been obtained.

(b) No Restraints. No outstanding (i) Order enacted, promulgated, issued, entered, amended or enforced by any Material Governmental Entity or (ii) applicable Law in any Material Jurisdiction shall be in effect enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. (i) The applicable waiting periods under the HSR Act shall have expired or been terminated, and (ii) all approvals, consents and consultations required to consummate the transactions contemplated by this Agreement pursuant to any other Antitrust Law of any jurisdiction listed on Schedule 2.01(c) (collectively, the “Material Jurisdictions”) shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(d) Amended and Restated Certificate of Incorporation. An amended and restated certificate of incorporation of the Purchaser in the form attached hereto as Exhibit C (the “Purchaser Charter Amendment”), shall have been filed with, and evidence of the acceptance of such filing shall have been provided by, the Secretary of State for the State of Delaware.

(e) Listing. The Purchaser Class A Common Stock (including shares of Purchaser Class A Common Stock issuable upon conversion of the Purchaser Class B Common Stock to be issued by the Purchaser to the Seller as Stock Consideration) shall have been approved for listing on the NYSE, subject to official notice of issuance.

2.02 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions as of the Closing Date:

(a) Representations, Warranties and Covenants. The representations and warranties (i) set forth in the Company and Seller Fundamental Reps shall be true and correct in all respects (except for de minimis inaccuracies (other than in the case of Section 3.04(a), which shall be true and correct in all respects)), as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) set forth in Article III and Article IV (other than the Company and Seller Fundamental Reps) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Seller and the Company. The Seller and the Company shall have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing, subject to the Seller’s and the Company’s right to cure such failure (if curable) by the earlier of (i) thirty (30) Business Days after the Purchaser provided written notice of such failure to the Seller and (ii) the third (3rd) Business Day prior to the Termination Date.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have been a Company Material Adverse Effect, subject to the Seller’s and the Company’s right to cure such Company Material Adverse Effect (if curable) by the earlier of (i) thirty (30) Business Days after the Purchaser provided written notice of such failure to the Seller and (ii) the third (3rd) Business Day prior to the Termination Date.

(d) Company Closing Certificate. The Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer stating that the conditions specified in subsections (a), (b) and (c) of this Section 2.02, solely as they relate to the Company, have been satisfied.

(e) Seller Closing Certificate. The Purchaser shall have received a certificate signed on behalf of the Seller by the chief executive officer or the chief financial officer stating that the conditions specified in subsections (a), (b) and (c) of this Section 2.02, solely as they relate to the Seller, have been satisfied.

(f) Shareholders Agreement. The Purchaser shall have received an executed counterpart signature page to the Shareholders Agreement from the Seller and the Principal Stockholder.

(g) FIRPTA Certificate. The Seller shall have delivered to the Purchaser a certificate pursuant to Treasury Regulations Section 1.1445-2(b)(2) certifying that the Seller is not a foreign person subject to withholding under Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

If the Closing occurs, all of the conditions set forth in this Section 2.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Purchaser.

2.03 Conditions to the Company’s and the Seller’s Obligations. The obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Seller in writing) of the following conditions as of the Closing Date:

(a) Representations, Warranties and Covenants. The representations and warranties (i) set forth in the Purchaser Fundamental Reps, shall be true and correct in all respects (except for de minimis inaccuracies), as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) set forth in Article V (other than the Purchaser Fundamental Reps) shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Purchaser Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of the Purchaser. The Purchaser shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing, subject to the Purchaser’s right to cure such failure (if curable) by the earlier of (i) thirty (30) Business Days after the Purchaser provided written notice of such failure to the Seller and (ii) the third (3rd) Business Day prior to the Termination Date.

(c) No Purchaser Material Adverse Effect. Since the date hereof, there shall not have been a Purchaser Material Adverse Effect, subject to the Purchaser’s right to cure such Purchaser Material Adverse Effect (if curable) by the earlier of (i) thirty (30) Business Days after the Seller provided written notice of such failure to the Purchaser and (ii) the third (3rd) Business Day prior to the Termination Date.

(d) Purchaser Closing Certificate. The Seller shall have received a certificate signed on behalf of the Purchaser by the chief executive officer or the chief financial officer stating that the conditions specified in subsections (a), (b) and (c) of this Section 2.03 have been satisfied.

(e) Shareholders Agreement. The Seller shall have received an executed counterpart signature page to the Shareholders Agreement from the Purchaser.

If the Closing occurs, all of the conditions set forth in this Section 2.03 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company and the Seller.

2.04 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article II to be satisfied if such failure was caused by such Party’s failure to act in compliance with the provisions of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

Except as set forth in the schedules accompanying this Agreement (each a “Schedule” and, collectively, the “Disclosure Schedules”), in which capitalized terms used and not otherwise defined have the meanings given to them in this Agreement, and each section of which shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules if it is reasonably apparent on its face based on a plain reading of such information that such disclosure is applicable to such other section of the Disclosure Schedules (provided, that any matter required to be disclosed for purposes of Section 3.04 or the first sentence of Section 3.06, shall only be disclosed by specific disclosure in the corresponding section of the Disclosure Schedules), the Seller hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

3.01 Organization and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite limited liability company power and authority to own and operate its properties and assets, to carry on its businesses as now conducted, to execute and deliver this Agreement, and, subject to the approvals described in Section 3.12(a), to consummate the transactions contemplated hereby. The Company is qualified or licensed to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The copies of the Company’s certificate of formation and limited liability company agreement, including all amendments thereto prior to the date hereof, previously made available to the Purchaser are true and complete. The Company is not in default under, or in violation of, any provision of its certificate of formation or limited liability company agreement, as amended.

3.02 Subsidiaries. Except as set forth on Schedule 3.02, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, or joint venture interest or other equity ownership interest in any other Person, or has any obligation to make any direct or indirect investment in, or capital contribution to, any Person. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate, or other legal entity, as the case may be, power and authority to own its properties and to carry on its businesses as now conducted, and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The copies of any such Subsidiary’s articles of incorporation and bylaws (or similar governing documents or operating agreements), including all amendments thereto prior to the date hereof, previously made available to the Purchaser are true and complete.

3.03 Authorization; No Breach; Valid and Binding Agreement.

(a) The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party, and the consummation of the transactions contemplated hereby or thereby, have been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of the Company is necessary to authorize the execution, delivery, or performance of this Agreement and the other agreements contemplated hereby to which the Company is a party, or the consummation of the transactions contemplated hereby or thereby.

(b) Except as set forth on Schedule 3.03(b), and subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.12 or on Schedule 3.12(a), the execution, delivery and performance by the Company of this Agreement and the other agreements and instruments contemplated hereby to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, (i) do not and will not conflict with, or result in any breach of, constitute a default under, or result in a violation of the provisions of the Company’s or any of its Subsidiaries’ certificate or articles of incorporation or limited liability company agreement (or equivalent organizational documents), (ii) do not and will not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries under, or require any authorization, consent, approval, exemption or other action by or notice to any court or other Governmental Entity under, any Company Material Contract or Company Leased Real Property Lease to which the Company or any of its Subsidiaries is bound, or any Law to which the Company or any of its Subsidiaries is subject, except, in the case of the preceding clause (ii), where the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. This Agreement and each of the other agreements and instruments contemplated hereby to which the Company is a party and that is required to by the terms of this Agreement to be executed on or before the date hereof, have been duly executed and delivered by the Company and, assuming that this Agreement and such other agreements and instruments have been duly executed, authorized and delivered by the other parties thereto, this Agreement and each of such other agreements and instruments constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.04 Membership Interests.

(a) The Seller is the record and beneficial owner of, and has good and marketable title to, all of the Membership Interests, free and clear of all Liens other than restrictions on transfer imposed by state and federal securities Laws.

(b) There are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any Equity Interests of the Company.

(c) Except as set forth on Schedule 3.04(c), there are no outstanding (i) Equity Interests or voting securities of the Company, (ii) securities convertible or exchangeable into Equity Interests of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts, agreements or obligations (contingent or otherwise) that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase, retire or redeem Equity Interests of the Company or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. There are no bonds, debentures, notes or other Company Indebtedness outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any equityholder of the Company or any of its Subsidiaries, in such equityholder’s capacity as an equityholder of the Company or any such Subsidiaries, may vote.

(d) All of the Equity Interests of each of the Company’s Subsidiaries is validly issued, fully paid and nonassessable and, except as set forth on Schedule 3.04(d), all of the Equity Interests of any such Subsidiaries are owned, directly or indirectly, by the Company or its Subsidiaries and are, or will be upon the Closing, free and clear of all Liens, other than (i) restrictions on transfer imposed by state and federal securities Laws and (ii) Company Permitted Liens.

3.05 Company Financial Statements.

(a) Schedule 3.05 consists of the Company’s (i) audited consolidated balance sheets as of December 31, 2017 and December 31, 2016, and audited consolidated statements of operations, cash flows and stockholders’ equity for the fiscal years then ended, together with all related notes thereto, accompanied by the report thereon of Grant Thornton LLP, and (ii) unaudited consolidated balance sheet as of February 28, 2018 (the “Company Latest Balance Sheet”), and unaudited consolidated statements of income and cash flows for the two (2)-month period then ended (the financial statements in clauses (i) and (ii), collectively, the “Company Financial Statements”). Except as set forth on Schedule 3.05, or as may be indicated in the notes to the Company Financial Statements, the Company Financial Statements have been based upon the information contained in books and records of the Company and its Subsidiaries, have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the dates and for the periods referred to therein, subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items, and (y) changes resulting from normal quarter-end or year-end adjustments.

(b) The Company and its Subsidiaries maintain disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) that are effective and consistent with industry practices for enterprises of a similar scale. The Company’s management has conducted an assessment of the Company’s and its Subsidiaries’ internal control over financial reporting for the year ended December 31, 2017, and did not identify any fraud, or alleged fraud that resulted in an internal investigation, that involves management or other employees who have a significant role in such controls. The Company has disclosed to its auditors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) any fraud, to the knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the end of the Company’s most recent audited fiscal year, there has been (x) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (y) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c) Except as set forth on Schedule 3.05, the Company and its Subsidiaries have no liabilities or obligations (whether matured or unmatured, known or unknown, fixed or contingent or otherwise) that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except liabilities or obligations (i) reflected on or reserved against on the Company Latest Balance Sheet, (ii) that would otherwise be identified or adjusted as part of the Company’s quarterly financial closing and reporting process, (iii) that were incurred after the date of the Company Latest Balance Sheet in the ordinary course of business consistent with past practice, (iv) arising under any Company Material Contract, (v) incurred in connection with the transactions contemplated by this Agreement or (vi) which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.06 Absence of Certain Developments.

(a) Since December 31, 2017, there has been no Company Material Adverse Effect.

(b) Except as set forth on the attached Schedule 3.06, and except as expressly contemplated by this Agreement, since December 31, 2017, the Company and its Subsidiaries have, in all material respects, conducted their businesses in the ordinary course of business consistent with past practice.

(c) Except as set forth on the attached Schedule 3.06, since December 31, 2017, neither the Company nor any of its Subsidiaries have taken any action that would require consent pursuant to Section 6.01 if such action had been taken between the date of this Agreement and the Closing Date.

3.07 Title to Properties.

(a) Except as set forth on Schedule 3.07(a), or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the personal property and assets shown to be owned or leased by any of them on the Company Latest Balance Sheet, free and clear of all Liens, except for Company Permitted Liens, and such personal property and assets are all of the assets used in or necessary for the conduct of their businesses as they are being conducted as of the date hereof and (ii) no personal property or assets owned by the Seller or any of its Affiliates (other than the Company and its Subsidiaries) are required for or used in the conduct of the business of the Company and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and except as set forth on Schedule 3.07(b):

(i) the Company Leased Real Property Leases and Company Landlord Leases are in full force and effect, and either the Company or one of its Subsidiaries holds a legal, valid, binding and enforceable leasehold interest under each such Company Leased Real Property Lease, free and clear of all liens and encumbrances, except for Company Permitted Liens, and, to the Company’s knowledge, the Company Leased Real Property Leases and Company Landlord Leases are valid and binding obligations of the other party or parties thereto, enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity);

(ii) the Company has delivered to the Purchaser complete and accurate copies of each of the Company Leased Real Property Leases and Company Landlord Leases described on Schedule 3.07(b) (and in the case of any oral Company Leased Real Property Lease or Company Landlord Lease, a written summary of the material terms of such Company Leased Real Property Lease or Company Landlord Lease), and none of such Company Leased Real Property Leases or Company Landlord Leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Purchaser;

(iii) neither the Company nor any of its Subsidiaries is in default in any material respect under any of such Company Leased Real Property Leases or Company Landlord Leases, and, to the Company’s knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any Company Leased Real Property Lease or Company Landlord Lease;

(iv) the Company’s or any of its Subsidiaries’ possession and quiet enjoyment of the Company Leased Real Property under the Company Leased Real Property Leases has not been disturbed in any material respect, and there are no ongoing disputes with respect to any Company Leased Real Property Lease or Company Landlord Lease; and

(v) neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such property subject to any Company Leased Real Property Lease or any material portion thereof.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and except as set forth in Schedule 3.07(c), with respect to each Company Owned Real Property: (i) the Company or one of its Subsidiaries (as the case may be) has good and marketable indefeasible fee simple title to such Company Owned Real Property, free and clear of all liens and encumbrances, except Company Permitted Liens, (ii) neither the Company nor any Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof (other than the Company Landlord Leases); (iii) other than the right of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein, and (iv) neither the Company nor any Subsidiary is a party to any agreement or option to purchase any material real property or interest therein.

(d) Except as set forth in Schedule 3.07(d), or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) all certificates of occupancy, permits, licenses, franchises, approvals and authorizations of all Governmental Entities required by applicable Law to use or occupy the Company Real Property or operate the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, have been issued and are in full force and effect, and (ii) the Company has not received any written notice from any Governmental Entity having jurisdiction over the Company Real Property threatening a suspension, revocation, modification or cancellation of any Company Real Property Permit.

3.08 Tax Matters. Except as set forth on Schedule 3.08:

(a) The Company and its Subsidiaries have timely filed all income and other material Tax Returns which are required to be filed by them. All such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes (whether or not shown as due and owing by the Company and the Subsidiaries on any such Tax Returns) that are due and payable by the Company and its Subsidiaries have been timely paid. The Company and each of its Subsidiaries have properly withheld and paid all material Taxes required to have been withheld and paid by them in connection with amounts paid or owing to any stockholder, employee, creditor, independent contractor, or other third party.

(b) There are no pending audits, disputes, written claims or other information requests of a Governmental Entity asserting any material deficiency in Taxes or any proposed material adjustment of any income or other material Taxes or Tax Returns of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has waived any statute of limitations beyond the date hereof in respect of any income or other material Taxes or agreed to any extension of time beyond the date hereof with respect to a material Tax assessment or deficiency.

(d) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2).

(e) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.

(f) Neither the Company nor any Subsidiary (i) has, since January 1, 2014, been a member of an Affiliated Group filing a combined, consolidated, or unitary Tax Return, or (ii) has any material liability for the Taxes of any Person under Treasury Regulation §1.1502-6 or any analogous or similar state, local or foreign Law, or as a transferee or successor, in each case, other than a group (or the members thereof) the members of which are only the Company and its Subsidiaries or any combination thereof and the current group of which the Seller is the common parent.

(g) (i) None of the Company nor any of its Subsidiaries is treated as a domestic corporation for U.S. federal income tax purposes, and (ii) none of the Company nor any of its Subsidiaries will as of the Closing Date be treated as a domestic corporation for U.S. federal income tax purposes (including, for the avoidance of doubt, any entities identified on Schedule 3.08(g)(i)). Since its date of formation, none of the entities identified on Schedule 3.08(g)(ii) has ever (x) held any assets, (y) other than in its capacity as a co-borrower with respect to indebtedness issued by the Company (and for which the Company is the sole borrower), incurred any liabilities or (z) engaged in any business or investment activity of any kind.

(h) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of the application of Section 965 of the Code.

(i) To the knowledge of the Company, if the taxable years of the Company and its Subsidiaries were treated as ending on the date hereof, the Company would not be required to include more than $50,000,000 in taxable income as a result of the application of Sections 951 or 951A of the Code.

(j) None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement (“Tax Sharing Agreements”) (other than (i) any customary agreements with customers, vendors, lenders, lessors entered into in the ordinary course of business and the primary purpose of which is not related to Taxes and (ii) property Taxes payable with respect to properties leased), and none has any current or potential material contractual obligation to indemnify any other Person with respect to Taxes pursuant to such a Tax allocation or Tax sharing agreement.

The representations and warranties contained in this Section 3.08 and, to the extent relating to Taxes, Section 3.13 are the only representations and warranties being made by the Company with respect to Taxes related to the Company or any of its Subsidiaries or this Agreement or its subject matter, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters.

3.09 Contracts and Commitments.

(a) Except as set forth on Schedule 3.09(a), as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any written:

(i) (A) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of their assets, or (B) Contract under which it has advanced or loaned any other Person that is not an Affiliate of the Company, amounts exceeding, in the aggregate, $25,000,000;

(ii) guaranty of any obligation made on behalf of any Person other than the Company or any of its Subsidiaries or other material guaranty in amounts exceeding, in the aggregate, $25,000,000;

(iii) settlement, conciliation, or similar agreement with any Governmental Entity or pursuant to which the Company or any of its Subsidiaries will be required, after the date of this Agreement, to satisfy any material monetary or non-monetary obligations;

(iv) lease or agreement under which it is lessee or lessor of, or holds or operates any material personal property owned by any other party, or permits any third party to hold or operate any material personal property owned or controlled by it, in each case for which the annual rental exceeds $5,000,000;

(v) agreements relating to any pending or completed material business acquisition by the Company or any of its Subsidiaries within the last three (3) years or pursuant to which the Company or any of its Subsidiaries has remaining material obligations or liabilities;

(vi) joint venture, partnership or similar agreement or other similar arrangement with a third party that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) Contract pursuant to which (A) the Company or any of its Subsidiaries are licensed or otherwise permitted by a third party to use any Intellectual Property material to the business of the Company and its Subsidiaries, taken as a whole, which is owned by such third party (other than non-exclusive licenses to the Company or any of its Subsidiaries of commercially available, unmodified “off the shelf” software where one-time or aggregate annual fees, royalties or other consideration (including maintenance fees) for any such software or group of related software licenses is no more than $2,000,000), or (B) any third party is licensed or otherwise permitted to use any material Intellectual Property owned by the Company or any of its Subsidiaries;

(viii) Contract which expressly limits or prohibits the Company or any of its Subsidiaries from competing or freely engaging in business anywhere in the world;

(ix) With respect to material Intellectual Property owned by the Company or any of its Subsidiaries, any (A) Contract that limits the freedom or right of the Company or any of its Subsidiaries to use such Intellectual Property, (B) Contract granting any exclusive rights to any third party with respect to such Intellectual Property, (C) settlement Contract, consent-to-use or co-existence agreement or (D) Contract providing for the assignment, ownership, creation or development of such Intellectual Property (excluding employee and independent contractor agreements on the standard form of the Company or any of its Subsidiaries which are entered into in the ordinary course of business);

(x) Contract with any Governmental Entity where (A) the Governmental Entity is the customer and (B) such Contract involves annual payments in excess of $5,000,000;

(xi) collective bargaining agreement, neutrality agreement, card check agreement, or any other Contract with any trade union, works council or other labor organization affecting any employee of the Company;

(xii) Contract with each (A) Company Significant Customer and (B) Company Significant Supplier;

(xiii) Contract for the provision of services to the Company or any of its Subsidiaries by any employee or individual independent contractor on a full-time, part-time or consulting basis and providing for annual compensation in excess of $500,000; or

(xiv) any other Contract which involves consideration in excess of $80,000,000.

(b) The Company has delivered or made available to the Purchaser or its Representatives true and correct copies (in all material respects) of all written Contracts and plans that are required to be set forth on Schedule 3.09(a) (collectively, the “Company Material Contracts”), together with all material amendments, waivers or other changes thereto (but subject, in each case, to redactions of pricing and other competitively sensitive information to the extent required by Antitrust Law).

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and except as set forth on Schedule 3.09(c), (i) each of the Company and its Subsidiaries has performed in all material respects all material obligations required to be performed by it and is not in material default under, in material breach of, nor in receipt of any written Claim of material default or material breach under, any Company Material Contract, (ii) no event has occurred which, with the passage of time or the giving of notice or both, would result in a material default or material breach by the Company or any of its Subsidiaries under any Company Material Contract, and (iii) as of the date hereof, to the knowledge of the Company, there is no material breach or threatened material breach by the other parties to any Company Material Contract. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and except for those that have terminated or expired in accordance with their terms, all of the Company Material Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of the Company or any such Subsidiary, and are enforceable against the Company or any such Subsidiary in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity), and, to the knowledge of the Company, constitute legal, valid and binding obligations of the other party or parties thereto, enforceable against such party or parties in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity).

3.10 Intellectual Property.

(a) The Company or one of its Subsidiaries owns or has the right to use all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted (collectively, “Company Intellectual Property”), free and clear of all Liens, except for Company Permitted Liens. To the Company’s knowledge, all registrations and applications for material Intellectual Property owned by the Company or its Subsidiaries are subsisting, have not been abandoned or cancelled, and are valid and enforceable. Except as would not reasonably be expected to, individually or in the aggregate, result in material liability to the Company or its Subsidiaries, taken as a whole, there are no suits or actions pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries challenging the validity, enforceability, or registrability of any material Intellectual Property owned by the Company or its Subsidiaries and used by the Company or its Subsidiaries in the operation their business, taken as a whole, as currently conducted (excluding office actions issued in the ordinary course of prosecution thereof).

(b) There are no Claims currently pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries in the past three (3) years with respect to infringement, misappropriation or violation of any third party Intellectual Property, in each case that would reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole. The operation of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted does not infringe, misappropriate, or violate the Intellectual Property of any third party, except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries, taken as a whole. Except as set forth in Schedule 3.10(b), to the Company’s knowledge, no third party is currently infringing, misappropriating or violating any Intellectual Property owned by the Company or any of its Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries own or are licensed to use pursuant to a valid and enforceable license agreement all material Intellectual Property necessary for the business of the Company and its Subsidiaries, taken as a whole, as presently conducted. The Company and its Subsidiaries have taken commercially reasonable measures to maintain, enforce and protect its rights in the Intellectual Property owned by the Company and its Subsidiaries, in each case, in a manner reasonably consistent with the strategic objectives of the business of the Company and its Subsidiaries, taken as a whole.

(d) The Company and its Subsidiaries have taken steps that are commercially reasonable under the circumstances, including reasonable security measures, to protect and maintain the secrecy, confidentiality, and value of all material trade secrets of the Company and its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps to obtain appropriate confidentiality agreements and intellectual property and work product assignments and releases with current and former employees, independent contractors, and other Persons who have been involved in the development of any material Intellectual Property for the benefit of, or under the direction or supervision of, the Company or any of its Subsidiaries. To the Company’s knowledge, no such current or former employees, independent contractors, or other Persons are in material breach of any such agreements.

(e) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the information technology systems used in the business of the Company and its Subsidiaries, taken as a whole, including all computer hardware, software, firmware, process automation and telecommunications systems (the “Company Systems”), operate and perform in all material respects as required by the Company and its Subsidiaries, and have operated and performed adequately during the last three (3) years (other than temporary problems arising in the ordinary course of business that did not materially disrupt the operations of the business of the Company and its Subsidiaries, taken as a whole, and which have been remedied in all material respects). The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

(f) Except as set forth on Schedule 3.10(f), the Company and its Subsidiaries comply with, and in the last three (3) years have complied with, all Data Security Requirements in all material respects. In the last three (3) years, neither the Company nor its Subsidiaries has (A) to the knowledge of the Company, experienced any incident in which Company Sensitive Data was or may have been stolen or improperly accessed or disclosed, including any actual or alleged data security breaches or unauthorized access or use of any of the Company Systems, or (B) received any written claims, notices or complaints from any Person with respect thereto, in each case except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole.

3.11 Litigation. As of the date hereof, except (a) as set forth on Schedule 3.11, or (b) for Claims, if resolved adversely to the Company or any of its Subsidiaries, that would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, or a material non-monetary impact on the operation of the business of the Company and its Subsidiaries, taken as a whole, there are no Claims pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Entity, and neither the Company nor any of its Subsidiaries is subject to any outstanding Order that is material to the business of the Company and its Subsidiaries, taken as a whole.

3.12 Governmental Consents; Permits; etc.

(a) Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement, except for (a) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Schedule 8.05(a), (b) compliance with the Exchange Act, including the filing with the SEC of the Proxy Statement, (c) compliance with the rules and regulations of the NYSE, (d) compliance with any applicable state securities or blue sky Laws, or (e) as set forth on the attached Schedule 3.12(a), and except in connection with facts or circumstances relating solely to the Purchaser or any of its Affiliates, no consent, approval, or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with any of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of any of the transactions contemplated hereby, other than any such consent, approval, authorization, declaration or filing that, if not obtained, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have obtained, and are in compliance with, all material Permits reasonably necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use, and maintain their assets in the manner in which they are now operated and maintained, and to conduct the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, and such Permits are in full force and effect. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened limitations, terminations, expirations or revocations of such Permits other than such limitations, terminations, expirations or revocations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no outstanding written notices received by the Company or any of its Subsidiaries alleging the failure to hold any material Permits.

3.13 Company Benefit Plans.

(a) Schedule 3.13(a) contains a true and complete list of all material Company Benefit Plans and each Multiemployer Plan to which the Company contributes or is directly required to contribute for the benefit of current or former employees, directors or consultants of the Company or any of its Subsidiaries.

(b) Each of the Company Benefit Plans that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter from the IRS or is a prototype or other plan that is entitled to rely on an opinion or advisory letter issued by the IRS to the plan sponsor regarding qualification of the form of the prototype or other plan, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan. Each Company Benefit Plan has been funded, administered and maintained, in form and in operation, in all material respects in accordance with its terms and with all applicable Laws, including but not limited to the requirements of the Code and ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred and no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any Company Benefit Plan that would reasonably be expected to result in any material liability. Except as set forth on Schedule 3.13(b) or would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, there are no current Claims pending, or, to the Company’s knowledge, threatened or reasonably anticipated (other than routine Claims for benefits) with respect to any Company Benefit Plan or, to the Company’s knowledge, any Multiemployer Plan.

(c) With respect to each Company Benefit Plan and Multiemployer Plan, except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, all required contributions, premiums, or other payments that are due have been made on a timely basis, and any amounts not yet due have been properly accrued.

(d) With respect to each material Company Benefit Plan, the Company has made available to the Purchaser true and complete copies of, in each case, to the extent applicable, (i) all material plan documents and amendments thereto, related trust documents, group insurance policies and material Contracts, (ii) the most recent determination, opinion, notification, or advisory letter received from the IRS, (iii) the most recent Form 5500 annual report, (iv) the most recent summary plan description and all summaries of material modifications thereto, (v) the most recently completed plan years’ compliance and discrimination tests, (vi) the most recent actuarial valuation report or recent summary of material outstanding obligations, and (vii) any non-routine correspondence with a Governmental Entity dated within the past thirty six (36) months with respect to any matter involving such Company Benefit Plan that would reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole. With respect to each Multiemployer Plan to which the Company contributes to or is directly obligated to contribute for the benefit of current or former employees, directors, or consultants of the Company and its Subsidiaries, to the extent available in the Company’s possession at the Company’s headquarters location, the Company has made available copies of: (x) the most recent actuarial valuation report, (y) the most recent annual funding notice, and (z) any material correspondence from the Multiemployer Plan’s sponsor regarding plan funding and withdrawal liability estimates.

(e) Except as set forth on Schedule 3.13(e), no Company Benefit Plan is, and none of the Company, or any of its Subsidiaries maintains, sponsors, contributes to, is directly required to contribute to (for the benefit of current or former employees, directors or consultants of the Company or any of its Subsidiaries) or has any current or contingent liability (with respect to current or former employees, directors or consultants of the Company or any of its Subsidiaries) with respect to, (i) any “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) or any other employee benefit plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) any Multiemployer Plan, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any outstanding liability or obligations with respect to any employee benefit plan maintained, sponsored, contributed to, or required to be contributed to by an ERISA Affiliate. Except as set forth on Schedule 3.13(e), no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any actual or potential obligation to provide, any material post-employment health, life or other welfare benefits, other than as required under Section 4980B of the Code or any similar applicable Law for which the covered individual pays the full cost of coverage.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have complied and are in compliance with the requirements of COBRA as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”), and (ii) neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA, including pursuant to Sections 4980B, 4980D, or 4980H of the Code

(g) Except as set forth on Schedule 3.13(g), without limiting the generality of the other provisions of this Section 3.13, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (each such plan, a “Foreign Company Benefit Plan”): (i) all material employer and employee contributions to each Foreign Company Benefit Plan required by Law or by the terms of such Foreign Company Benefit Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Foreign Company Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, and (iii) no Foreign Company Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

(h) Each agreement, contract, arrangement or Company Benefit Plan of the Company and its Subsidiaries that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party materially complies with and has been maintained in all material respects in accordance with the requirements of Section 409A of the Code and any U.S. Department of Treasury or IRS guidance issued thereunder. Neither the Company nor any of its Subsidiaries has any legally binding obligation to reimburse or otherwise “gross-up” any Person for any Taxes as a result of Section 409A of the Code.

(i) Except as expressly provided otherwise under this Agreement, or as set forth on Schedule 3.13(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with the occurrence of any other event) constitute an event under any Company Benefit Plan that will result in any material payment (whether severance pay or otherwise), give rise to any material liability, acceleration, forgiveness of Company Indebtedness, vesting, distribution, increase in benefits or compensation, forfeiture or obligation to fund benefits thereunder.

(j) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or Company Benefit Plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and any U.S. Department of Treasury or IRS guidance issued thereunder in connection with the transactions contemplated hereby (either alone or in combination with the occurrence of any other event).

(k) Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for any Taxes as a result of Sections 280G or 4999 of the Code.

3.14 Insurance. Schedule 3.14 contains a true and complete list as of the date of this Agreement of all material insurance policies held by, or for the benefit of, the Company or any of its Subsidiaries (the “Company Insurance Policies”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) all Company Insurance Policies are in full force and effect, (b) neither the Company nor any of its Subsidiaries is in default with respect to its obligations under the Company Insurance Policies in any material respect, and (c) the Company and the Company’s Subsidiaries are current in all premiums due under the Company Insurance Policies.

3.15 Compliance with Laws. Except as set forth in Schedule 3.15, (a) the Company and each of its Subsidiaries is, and during the three (3) years prior to the date hereof has been, in compliance with all applicable Laws in all material respects and (b) during the three (3) years prior to the date hereof, no written Claims have been received by, and to the Company’s knowledge, no written Claims have been filed against, the Company or any of its Subsidiaries alleging material noncompliance with any Laws, other than, in each case, requests for information or audits in the ordinary course.

3.16 Environmental Matters. Except as set forth on Schedule 3.16, or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and each of its Subsidiaries are in compliance, and have for the past three (3) years complied, with all applicable Environmental Laws, which compliance includes, and has included, obtaining, maintaining, and complying with Permits required for the operation of the business of the Company and its Subsidiaries as conducted as of or for the three (3) years prior to the Closing Date.

(b) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received a written Claim or Order from a Governmental Entity that remains outstanding or unresolved as of the Closing Date alleging any actual or alleged violation of, or liability under, applicable Environmental Laws.

(c) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has disposed of, arranged for the disposal of, transported, or released, owned or operated any property or facility contaminated by, exposed any Person to, or manufactured, distributed or sold any Hazardous Substance (including at, on, under or from any real property currently or formerly owned or leased by the Company or any of its Subsidiaries during the time that the Company and its Subsidiaries owned or leased such real property), in each case in a manner that has not been in compliance with applicable Environmental Laws or that has given or would reasonably be expected to give rise to liabilities for the Company or any of its Subsidiaries pursuant to applicable Environmental Laws.

(d) To the knowledge of the Company, the Company has made available to the Purchaser all material environmental audits, assessments, and reports in the Company’s possession at the Company’s headquarters location that are less than one (1) year old relating to the Company or any of its Subsidiaries, including any real property currently or formerly owned or leased by the Company or any of its Subsidiaries, which disclose liabilities or noncompliance that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.17 Affiliated Transactions. Except (a) as set forth on Schedule 3.17, (b) for the Company Benefit Plans and employment-related Contracts, (c) for Contracts between or among the Company and/or any of its Subsidiaries, and (d) for the Surviving Commercial Contracts, no officer, director, stockholder or Affiliate of the Company or any of its Subsidiaries or, to the Company’s knowledge, any individual in any officer’s or director’s immediate family, is a party to any Contract with the Company or any of its Subsidiaries or, to the knowledge of the Company, has any material interest in any assets, rights or property owned, licensed, leased or used by the Company or any of its Subsidiaries (a “Company Affiliate Transaction”). Schedule 3.17 contains a true and complete list of all written Contracts (and material unwritten Contracts) between the Company or any of its Subsidiaries, on the one hand, and one or more of their respective Affiliates (other than the Company, any of its Subsidiaries or any joint venture to which the Company or any of its Subsidiaries is a party), on the other (other than this Agreement and any ancillary agreement contemplated hereby).

3.18 Employees.

(a) Except as set forth on Schedule 3.18(a), (i) neither the Company nor any of its Subsidiaries is a party to, bound by, or currently negotiating any labor or collective bargaining agreement, or card check agreement/neutrality agreement or any other similar agreement with any union, labor organizations, or works council, (ii) no employees of the Company or any of its Subsidiaries are represented by any union, labor organization, or works council in connection with such employment, (iii) to the Company’s knowledge, there are no union organizing campaigns, petitions, or proceedings seeking recognition of a collective bargaining unit or decertification activities, in each case, with respect to any employees of the Company or any of its Subsidiaries currently pending or threatened, (iv) neither the Company nor any of its Subsidiaries is currently experiencing any strike, work stoppage, picketing, walkout, lockout, slowdown, or other similar material labor action and, to the Company’s knowledge, no such action is threatened, and (v) there are no unfair labor practice charges before the National Labor Relations Board or comparable Governmental Entity, or material grievances, complaints, claims, or judicial or administrative proceedings, which are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries by or on behalf of any employees of the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 3.18(b), (i) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to labor and employment, including but not limited to Laws relating to employment practices, terms and conditions of employment, tax withholding, equal employment opportunity, discrimination, harassment, sexual harassment, and retaliation, immigration status, worker visas, employee safety and health, wages and hours, disability rights or benefits, applicant and employment background checking, the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, national, federal, state or local “mass layoff” or “plant closing” Law (collectively, “WARN”), collective bargaining, unions, contingent workers, affirmative action plans, workers’ compensation, equal pay, family and medical leave and other leaves of absences, and worker classification (including proper classification of employees as exempt or non-exempt under the Fair Labor Standards Act or similar state or local wage and hour Laws, and proper classification of workers as employees or independent contractors), and (ii) there are no Claims pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging a material violation of any such Laws.

3.19 Customers and Suppliers; Products.

(a) Schedule 3.19(a) hereto sets forth a true and complete list of the ten (10) largest customers (measured by approximate dollar volume of net sales by the Company and its Subsidiaries to such customers) of each of (i) the Motorparts Division and (ii) the Powertrain Division of the Company and its Subsidiaries, in each case, for the twelve (12)-month period ending December 31, 2017 (the “Company Significant Customers”). Since December 31, 2017, no Contract with a Company Significant Customer has been modified in a manner materially adverse to the interests of the Company relative to the terms in the previously existing Contract, and no Company Significant Customer has provided the Seller or the Company or any of its Subsidiaries written notice that it will discontinue doing business with the Company or its Subsidiaries or materially reduce the business that it currently conducts with the Company and its Subsidiaries.

(b) Schedule 3.19(b) hereto sets forth a true and complete list of the ten (10) largest suppliers (measured by approximate dollar volume of purchases by the Company and its Subsidiaries from such suppliers) of each of (i) the Motorparts Division and (ii) the Powertrain Division of the Company and its Subsidiaries, in each case, for the twelve (12)-month period ending December 31, 2017 (the “Company Significant Suppliers”). Since December 31, 2017, no Contract with a Company Significant Supplier has been modified in a manner materially adverse to the interests of the Company relative to the terms in the previously existing Contract, and no Company Significant Supplier has provided the Seller or the Company or any of its Subsidiaries written notice that it will discontinue doing business with the Company or its Subsidiaries or materially reduce the business that it currently conducts with the Company and its Subsidiaries.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or except as specifically reflected or reserved against in accordance with GAAP or otherwise disclosed in the Company Financial Statements, (i) during the three (3) year period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of any material Claim by or before any Governmental Entity relating to any product that is or has been developed, manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries, including the packaging and advertising related thereto, or any services provided by the Company or any of its Subsidiaries and (ii) there has not been during the three (3) year period prior to the date hereof, nor is there under consideration by the Company or any of its Subsidiaries, any recall or post-sale warning of a material nature concerning any such product.

3.20 International Trade and Anti-Corruption.

(a) Except as set forth on Schedule 3.20(a), neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, is currently, or has been in the last five (5) years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; or (iv) otherwise in material violation of applicable Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(b) Neither the Company nor its Subsidiaries have any material outstanding liability under anti-dumping duty Orders or countervailing duty Orders, including any potential liability under preliminary determinations.

(c) In the last five (5) years, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the knowledge of the Company, any Person acting on behalf of or associated with of the Company or any of its Subsidiaries, has at any time (i) made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of Anti-Corruption Laws; (ii) used any corporate funds for unlawful political or charitable contributions, gifts, hospitality, travel, entertainment or other unlawful expenses relating to political activity; or (iii) has otherwise been in violation of any Anti-Corruption Laws in any respect.

(d) Except as disclosed in Schedule 3.20(d), during the five (5) years prior to the date hereof, neither the Company nor any of its Subsidiaries has (i) received from any Governmental Entity any notice, inquiry, or internal or external allegation; (ii) been the subject of any investigation by any Governmental Entity; (iii) made any voluntary or involuntary disclosure to a Governmental Entity; or (iv) conducted any internal investigation or audit, in each case (i)-(iv), relating to or arising from any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(e) Excluding the matters disclosed on Schedule 3.20(e), during the past five (5) years, neither the Company nor any of its Subsidiaries has received a civil investigative demand, claim notice, preservation letter or any investigative subpoena, notice, target letter, or equivalent from any Governmental Entity relating to any alleged material violations of antitrust or competition Laws by the Company or any of its Subsidiaries.

(f) The Company has disclosed to the Purchaser any matter that, to the knowledge of the Company, would be required to be disclosed as an exception to the representations and warranties contained in this Section 3.20 if the entity set forth on Schedule 3.20(f) were deemed to be a Subsidiary of the Company.

3.21 Brokerage. Except for the fees and expenses of XMS Capital Partners, LLC, there are no claims for brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to the Purchaser or its Representatives true and complete copies of all contracts, agreements and arrangements with respect to the engagement by the Company of XMS Capital Partners, LLC related to the transactions contemplated hereby.

3.22 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (INCLUDING THE DISCLOSURE SCHEDULES) OR ANY OTHER AGREEMENT OR CERTIFICATE EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE PURCHASER ACKNOWLEDGES THAT NEITHER THE SELLER NOR ANY PERSON ON BEHALF OF THE SELLER MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS ARTICLE III (INCLUDING THE DISCLOSURE SCHEDULES), NEITHER THE SELLER NOR ANY OTHER PERSON

SHALL HAVE OR BE SUBJECT TO ANY LIABILITY OR OBLIGATION TO THE PURCHASER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION OR FAILURE TO DISTRIBUTE TO THE PURCHASER, OR THE PURCHASER’S USE OF, ANY SUCH INFORMATION PROVIDED TO THE PURCHASER, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, ESTIMATES, FORECASTS OR OTHER MATERIAL, OR MADE AVAILABLE TO THE PURCHASER IN ANY ELECTRONIC DATA ROOM MAINTAINED BY THE SELLER OR THE COMPANY IN CONNECTION WITH OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

4.01 Organization and Power. The Seller is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Seller has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as now conducted, to execute and deliver this Agreement, and, subject to the approvals described in Section 4.07, to consummate the transactions contemplated hereby, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to perform its obligations hereunder or consummate the transactions contemplated hereby.

4.02 Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance by the Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which the Seller is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite action, and no other corporate act or proceeding on the part of the Seller is necessary to authorize the execution, delivery or performance of this Agreement and the other agreements contemplated hereby to which the Seller is a party or the consummation of the transactions contemplated hereby or thereby. The Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.07 or on Schedule 4.07, the Seller’s execution, delivery and performance of this Agreement and each of the other agreements and instruments contemplated hereby to which the Seller is a party, and the consummation of the transactions contemplated hereby or thereby, will not breach or violate (a) the Seller’s organizational documents, (b) any applicable Law or Order applicable to the Seller, or (c) any Contract to which the Seller is bound, except in the cases of clauses (b) and (c), where such breach or violation would not materially and adversely affect the Seller’s ability to execute, deliver and perform this Agreement or consummate the transactions contemplated hereby. This Agreement and each of the other agreements and instruments contemplated hereby to which the Seller is a party and that is required by the terms of this Agreement to be executed on or before the date hereof have been duly executed and delivered by the Seller and, assuming that this Agreement and such other agreements and instruments have been duly executed, authorized and delivered by the other parties thereto, this Agreement and each of such other agreements and instruments constitute valid and binding obligations of the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 Equity Interests. The Seller is the record and beneficial owner of one hundred percent (100%) of the Membership Interests and owns such Membership Interests free and clear of all Liens other than restrictions on transfer imposed by state and federal securities Laws. The Seller has good title to, and has full power and authority to convey, all of the Membership Interests. Upon transfer to the Purchaser of the Membership Interests and payment for the Membership Interests at the Closing in accordance with the terms hereof, the Purchaser will receive good and marketable title to such Membership Interests, free and clear of all Liens, other than restrictions on transfer imposed by state and federal securities Laws.

4.04 No Registration. The Seller acknowledges that the Purchaser Shares to be delivered to the Seller at the Closing pursuant to Section 1.02 will not, as of the Closing, be registered under the Securities Act or under any state securities Laws. The Seller (a) is acquiring the Purchaser Shares pursuant to an exemption from registration under the Securities Act for its own account solely for investment without a view toward distribution, (b) will not sell or otherwise dispose of any of the Purchaser Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Purchaser Shares and of making an informed investment decision, and (d) is an Accredited Investor.

4.05 Reliance on Exemptions. The Seller understands that the Purchaser Shares are being offered and sold to the Seller in reliance on specific exemptions from the registration requirements of United States federal and state securities Laws and regulations and that the Purchaser is relying upon the truth and accuracy of, and the Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Seller set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller to acquire the Purchaser Shares.

4.06 Litigation. There are no Claims pending or, to the Seller’s knowledge, threatened against the Seller at law or in equity, or before or by any Governmental Entity, which would materially and adversely affect the Seller’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby. The Seller is not subject to any outstanding Order that would materially and adversely affect the Seller’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby.

4.07 Governmental Consents, etc. Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement, except for (a) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Schedule 8.05(a), (b) compliance with the Exchange Act, including the filing with the SEC of the Proxy Statement, (c) compliance with the rules and regulations of the NYSE, and (d) compliance with any applicable state securities or blue sky Laws, or (e) as set forth on the attached Schedule 4.07, and except in connection with facts or circumstances relating solely to the Purchaser or any of its Affiliates, no consent, approval, or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with any of the execution, delivery or performance of this Agreement by the Seller or the consummation by the Seller of any other transaction contemplated hereby, other than any such consent, approval, authorization , declaration or filing that, if not obtained, has not had, and would not reasonably be expected to have individually or in the aggregate, a material adverse effect on the Seller’s ability to perform its obligations hereunder or consummate the transactions contemplated hereby.

4.08 Brokerage. Except for the fees and expenses of XMS Capital Partners, LLC, there are no claims for brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller or the Company.

4.09 Investigation. The Seller acknowledges that it is relying on its own independent investigation and analysis in entering into the transactions contemplated hereby. The Seller is knowledgeable about the industries in which the Purchaser and its Subsidiaries operate and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.

4.10 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (INCLUDING THE DISCLOSURE SCHEDULES) OR ANY OTHER AGREEMENT OR CERTIFICATE EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE PURCHASER ACKNOWLEDGES THAT NEITHER THE SELLER NOR ANY PERSON ON BEHALF OF THE SELLER MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS ARTICLE IV (INCLUDING THE DISCLOSURE SCHEDULES), NEITHER THE SELLER NOR ANY OTHER PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY OR OBLIGATION TO THE PURCHASER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION OR FAILURE TO DISTRIBUTE TO THE PURCHASER, OR THE PURCHASER’S USE OF, ANY SUCH INFORMATION PROVIDED TO THE SELLER, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, ESTIMATES, FORECASTS OR OTHER MATERIAL, OR MADE AVAILABLE TO THE PURCHASER IN ANY ELECTRONIC DATA ROOM MAINTAINED BY THE SELLER OR THE COMPANY IN CONNECTION WITH OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as (a) set forth in the Disclosure Schedules, in which capitalized terms used and not otherwise defined have the meanings given to them in this Agreement, and each section of which shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules if it is reasonably apparent on its face based on a plain reading of such information that such disclosure is applicable to such other section of the Disclosure Schedules (provided, that any matter required to be disclosed for purposes of Section 5.03 shall only be disclosed by specific disclosure in the corresponding section of the Disclosure Schedules) or (b) disclosed in the SEC Reports at least one Business Day prior to the date hereof, other than any risk factor disclosures (other than statements of historical fact) in any such SEC Report contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such SEC Reports, the Purchaser hereby represents and warrants to the Company and the Seller as of the date hereof and as of the Closing Date that:

5.01 Organization and Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and assets, to carry on its businesses as now conducted, to execute and deliver this Agreement and, subject to the approvals described in Section 5.05, to consummate the transactions contemplated hereby. The Purchaser is qualified or licensed to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The copies of the Purchaser’s certificate of incorporation and bylaws, including all amendments thereto prior to the date hereof, previously made available to the Company and the Seller are true and complete. The Purchaser is not in default under, or in violation of, any provision of its certificate of incorporation or bylaws.

5.02 Authorization; No Breach; Valid and Binding Agreement.

(a) The execution, delivery and performance by the Purchaser of this Agreement and all of the other agreements and instruments contemplated hereby to which the Purchaser is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite corporate action, and no corporate other act or proceeding on the part of the Purchaser is necessary to authorize the execution, delivery or performance of this Agreement and the other agreements contemplated hereby to which the Purchaser is a party, or the consummation of the transactions contemplated hereby or thereby, other than, in the case of the Stock Consideration Issuance and the Purchaser Charter Amendment, the Purchaser Stockholder Approval.

(b) Except as set forth on Schedule 5.02(b), and subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 or on Schedule 5.05, the execution, delivery and performance by the Purchaser of this Agreement and the other agreements and instruments contemplated hereby to which the Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, (i) do not and will not conflict with, or result in any breach of, constitute a default under, or result in a violation of the provisions of the Purchaser’s or any of its Subsidiaries’ certificate or articles of incorporation or bylaws (or equivalent organizational documents), (ii) do not and will not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Purchaser or any of its Subsidiaries under, or require any authorization, consent, approval, exemption or other action by or notice to any court or other Governmental Entity under, any Contract to which the Purchaser or any of its Subsidiaries is bound, or any Law to which the Purchaser or any of its Subsidiaries is subject, except, in the case of the preceding clause (ii), where the occurrence of any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. This Agreement and each of the other agreements and instruments contemplated hereby to which the Purchaser is a party and that is required to by the terms of this Agreement to be executed on or before the date hereof, have been duly executed and delivered by the Purchaser and, assuming that this Agreement and such other agreements and instruments have been duly executed, authorized and delivered by the other parties thereto, this Agreement and each of such other agreements and instruments constitute valid and binding obligations of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(c) At a meeting duly called and held by the board of directors of the Purchaser (the “Purchaser Board”), the Purchaser Board, by resolutions of the directors present and voting at such meeting (which resolutions have not, as of the date of this Agreement, been subsequently rescinded, modified or withdrawn), has (i) determined that the terms of this Agreement and the other transactions contemplated hereby, including the Stock Consideration Issuance and the Purchaser Charter Amendment, are advisable, fair to and in the best interests of the Purchaser and its stockholders, (ii) resolved, subject to Section 7.02(b), to recommend that the Purchaser’s stockholders approve this Agreement, the Stock Consideration Issuance and the Purchaser Charter Amendment (the “Purchaser Board Recommendation”) and (iii) has directed (A) the Stock Consideration Issuance and (B) the Purchaser Charter Amendment be submitted to the Purchaser’s stockholders for approval.

5.03 Capital Stock.

(a) Other than the changes to the authorized capital stock of the Purchaser resulting from the Charter Amendment, the authorized capital stock of the Purchaser consists of 135,000,000 shares of Purchaser Common Stock and 50,000,000 shares of preferred stock, par value $0.01, of the Purchaser. As of April 6, 2018, there are (i) 51,425,303 shares of Purchaser Common Stock issued and outstanding (and 14,592,888 shares of Purchaser Common Stock held in treasury), (ii) 0 shares of preferred stock, par value $0.01, outstanding, (iii) 313,409 shares of Purchaser Common Stock issuable upon the exercise of outstanding options, all of which are fully vested and exercisable, (iv) 370,789 shares of Purchaser Common Stock issuable upon the settlement of restricted stock units and (v) 253,223 restricted shares of Purchaser Common Stock outstanding.

(b) All of the shares of Purchaser Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive rights or rights of first refusal.

(c) Except as set forth on Schedule 5.03, the Purchaser does not have any other Equity Interests authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any Equity Interests by the Purchaser.

(d) Except as issued in the ordinary course of business since December 31, 2017 or in connection with the transactions contemplated hereby, there are no outstanding (i) shares of capital stock or other Equity Interests or voting securities of the Purchaser, (ii) securities convertible or exchangeable into capital stock of the Purchaser, (iii) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts, agreements or obligations (contingent or otherwise) that could require the Purchaser to issue, sell or otherwise cause to become outstanding or to acquire, repurchase, retire or redeem capital stock of the Purchaser or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Purchaser. There are no bonds, debentures, notes or other Purchaser Indebtedness outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any stockholder of the Purchaser, in such stockholder’s capacity as a stockholder of the Purchaser, may vote.

5.04 Purchaser SEC Reports.

(a) The Purchaser has timely filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Purchaser since January 1, 2016 (collectively and together with all documents filed or furnished on a voluntary basis with the SEC and all documents filed with the SEC after the date hereof, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “SEC Reports”; provided, that SEC Reports shall not include any registration statement which was not declared effective by the SEC or that did not become effective automatically upon filing (including any prospectus forming a part thereof)). As of their respective dates of filing, or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing, or, in the case of a registration statement under the Securities Act, as of the date such registration statement is declared effective by the SEC, or, if amended, as of the date of the last amendment prior to the date hereof, the SEC Reports complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto. None of the Purchaser’s Subsidiaries is required to file any forms, reports or other documents with the SEC. None of the SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or transmitted (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2016, no executive officer of the Purchaser has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report (except as disclosed in certifications filed with the SEC Reports). Since January 1, 2016 through the date hereof, neither the Purchaser nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. The Purchaser is in compliance in all material respects with all listing and governance requirements of the NYSE. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Purchaser from the SEC or its staff and, to the Purchaser’s knowledge, none of the SEC Reports is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Purchaser since January 1, 2016 through the date hereof that is not available on the SEC’s Electronic Data Gathering and Retrieval database.

(b) The consolidated financial statements of the Purchaser and its Subsidiaries filed with the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and fairly present in all material respects the consolidated financial position of the Purchaser and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(c) The Purchaser maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by, and designed to address the matters contemplated by, Rule 13a-15 or 15d-15 under the Exchange Act. The Purchaser’s management has conducted an assessment of the Purchaser’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and, based on such assessment, the Purchaser’s management (i) determined that the effectiveness of the Purchaser’s internal controls over financial reporting, as of December 31, 2017, was as set forth in the Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2017 and (ii) did not identify any fraud, or alleged fraud that resulted in an internal investigation, that involves management or other employees who have a role in the preparation of the Purchaser’s financial statements or in such controls. The Purchaser has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Purchaser’s auditors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Purchaser’s ability to record, process, summarize and report financial information and (2) any fraud, to the knowledge of the Purchaser, whether or not material, that involves management or other employees who have a role in the preparation of the Purchaser’s financial statements or in Purchaser’s internal control over financial reporting. Since the end of the Purchaser’s most recent audited fiscal year, there has been (x) no additional material weakness in the Purchaser’s internal control over financial reporting (whether or not remediated) and (y) no change in the Purchaser’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Purchaser’s internal control over financial reporting.

(d) The Purchaser and its Subsidiaries have no liabilities or obligations (whether matured or unmatured, known or unknown, fixed or contingent or otherwise), that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except liabilities or obligations (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Purchaser as of December 31, 2017 included in the SEC Reports, (ii) that were incurred after December 31, 2017 in the ordinary course of business consistent with past practice, (iii) incurred in connection with the transactions contemplated by this Agreement or (iv) which would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser and its Subsidiaries, taken as a whole.

5.05 Governmental Consents; etc. Assuming the accuracy of the representations and warranties of the Company and the Seller contained in this Agreement, except for (a) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Schedule 8.05(a), (b) compliance with the Exchange Act, including the filing with the SEC of the Proxy Statement, (c) compliance with the rules and regulations of the NYSE, and (d) compliance with any applicable state securities or blue sky Laws, and except in connection with facts or circumstances relating solely to the Company or the Seller or any of their respective Affiliates, no consent, approval, or authorization no consent, approval, or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with any of the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of any of the transactions contemplated hereby, other than any such consent, approval, authorization, declaration or filing that, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.06 Brokerage. Except for the fees and expenses of Barclays Capital, Inc., there are no claims for brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or any of its Subsidiaries.

5.07 Investment Representation. The Purchaser is acquiring the Membership Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. The Purchaser is an Accredited Investor. The Purchaser acknowledges that the Membership Interests have not been registered under the Securities Act, or any state or foreign securities Laws and that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Membership Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

5.08 Purchaser Shares. Upon issuance, (a) the Purchaser Shares will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, preemptive, subscription or similar rights or Liens, other than restrictions on transfer imposed by state and federal securities Laws, and (b) the Purchaser will have good title to, and will have full power and authority to convey, all of the Purchaser Shares. Upon transfer to the Seller of the Purchaser Shares at the Closing in accordance with the terms hereof, the Seller will receive good and marketable title to such Purchaser Shares, free and clear of all Liens, other than restrictions on transfer imposed by state and federal securities Laws, this Agreement and the Shareholders Agreement.

5.09 Financial Capability. The Purchaser understands and acknowledges that the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to the Purchaser’s consummation of any debt financing arrangement, the Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to the Purchaser. On the Closing Date, immediately prior to the consummation of the transactions contemplated hereby, the Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds to pay the Cash Consideration and any other amounts to be paid by the Purchaser hereunder at the Closing. The Purchaser has delivered to the Company a true and correct copy of the executed Debt Financing Commitment Letters (and a corresponding customarily redacted fee letter relating to the Debt Financing Commitment Letters). The Debt Financing Commitment Letters have not been amended or modified in any manner prior to the date of this Agreement. None of the Purchaser or its Affiliates has entered into any agreement, side letter or arrangement which could adversely impact the availability of the Debt Financing, including by providing for additional conditions to the availability of the financing of the transactions contemplated by this Agreement relating to the Debt Financing not otherwise contained in the Debt Financing Commitment Letters. The commitments contained in the Debt Financing Commitment Letters have not been withdrawn or rescinded in any respect. The Debt Financing Commitment Letters represent a valid, binding and enforceable obligation of the Purchaser and, to the knowledge of the Purchaser, each other party thereto, enforceable against such party in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The Purchaser has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Purchaser or, to the knowledge of the Purchaser, any other party thereto under the Debt Financing Commitment Letters. The Purchaser has no reason to believe that it or any other party to the Debt Financing Commitment Letters will be unable to satisfy on a timely basis any term thereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than as expressly set forth therein. Upon the funding of the Debt Financing in accordance with and subject to its terms and conditions, the aggregate proceeds of the Debt Financing plus unrestricted cash on hand on the Closing Date are sufficient to satisfy the obligation to pay (A) the Purchase Price, (B) all fees and expenses incurred by the Purchaser in connection with the Closing Transactions that are due and payable and required to be paid on the Closing Date and (C) all other amounts (including refinancing or repayment of any debt) required to be paid by the Purchaser on the Closing Date to consummate the Closing Transactions (including the transactions contemplated or required by the Debt Financing Commitment Letters) (the sum of clauses (A), (B) and (C) above, the “Required Closing Amount”).

5.10 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V (INCLUDING THE DISCLOSURE SCHEDULES) OR ANY OTHER AGREEMENT OR CERTIFICATE EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE SELLER ACKNOWLEDGES THAT NEITHER THE PURCHASER NOR ANY PERSON ON BEHALF OF THE PURCHASER MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE PURCHASER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS ARTICLE V (INCLUDING THE DISCLOSURE SCHEDULES), NEITHER THE PURCHASER NOR ANY OTHER PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY OR OBLIGATION TO THE SELLER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION OR FAILURE TO DISTRIBUTE TO THE SELLER, OR THE SELLER’S USE OF, ANY SUCH INFORMATION PROVIDED TO THE SELLER, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, ESTIMATES, FORECASTS OR OTHER MATERIAL, OR MADE AVAILABLE TO THE SELLER IN ANY ELECTRONIC DATA ROOM MAINTAINED BY THE PURCHASER IN CONNECTION WITH OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE VI

COVENANTS OF THE COMPANY AND THE SELLER

6.01 Conduct of the Business. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.01, except (i) as expressly contemplated hereunder, (ii) as required by Law, (iii) if the Purchaser shall have consented in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iv) in connection with the Pre-Closing Restructuring and as set forth in Section 6.11, (v) for any Intercompany Transactions or (vi) as set forth on Schedule 6.01, the Company shall (and shall cause each of its Subsidiaries to), and the Seller shall cause the Company and each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice and use its reasonable best efforts to preserve the goodwill and organization of its or their business and relationships with customers, suppliers, vendors, officers, employees, consultants and other Persons having business relations with the Company and its Subsidiaries, and the Company shall not, and shall cause each of its Subsidiaries not to, and the Seller shall cause the Company and each of its Subsidiaries not to:

(a) issue, sell or deliver any Equity Interests;

(b) merge or consolidate the Company or any of its Subsidiaries with any other Person (provided that, for the avoidance of doubt, nothing in this Section 6.01(b) shall prohibit any Subsidiary of the Company from merging or consolidating with any other Subsidiary of the Company);

(c) effect any recapitalization, reclassification, in-kind dividend, equity split or similar change in capitalization (except by any direct or indirect Subsidiary of the Company);

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any Equity Interests (except dividends paid by any direct or indirect Subsidiary of the Company);

(e) repatriate to the United States any amount of cash as a dividend in excess of $25,000,000 in the aggregate from any Subsidiary of the Company (or any joint venture which is not a Subsidiary and to which the Company or any of its Subsidiaries is a party) outside of the United States, except in connection with the repayment of any intercompany loans or otherwise in the ordinary course of business consistent with past practice;

(f) amend its certificate or articles of incorporation or limited liability company agreement (or equivalent organizational documents);

(g) make any redemption or purchase of any Equity Interests of the Company or any of its Subsidiaries, including the Membership Interests;

(h) sell, assign, transfer, mortgage, pledge, lease, license, sublicense or subject to any Lien, charge or otherwise encumber all or any portion of its assets, except (i) Company Permitted Liens, (ii) sales of products in the ordinary course of business and dispositions of assets that are obsolete, worn out surplus or no longer used and useful in the conduct of the business of the Company and its Subsidiaries, taken as a whole, (iii) any such transactions between or among the Company and/or its Subsidiaries or (iv) any factoring arrangements entered into in the ordinary course of business consistent with past practice;

(i) abandon or permit to lapse any material Intellectual Property owned by the Company or its Subsidiaries;

(j) disclose any trade secrets or material Confidential Information of the Company or its Subsidiaries to any Person, other than in the ordinary course of business consistent with past practice, pursuant to a written confidentiality agreement (including such a confidentiality agreement contained within the organizational documents of any joint venture to which the Company or any of its Subsidiaries is a party);

(k) make any capital investment in, or any capital contribution or loan or advance to, or guaranty for the benefit of, any joint venture that is not a Subsidiary (except as required by the organizational documents thereof in effect as of the date hereof) or other Person, except between or among the Company and/or its Subsidiaries;

(l) (i) for the calendar year 2018 (including, for the avoidance of doubt, the portion of 2018 elapsed prior to the date of this Agreement), make any capital expenditures or commitments in excess of $427,000,000 in the aggregate, or (ii) for the calendar year 2019, make any capital expenditures or commitments in excess of $107,750,000 in the aggregate in any calendar quarter;

(m) (i) enter into or modify any Company Affiliate Transactions or (ii) make any other payment to any Affiliate of the Company (other than any of its Subsidiaries), other than, in the case of clause (ii), transactions made or entered into in accordance with Contracts made available to the Purchaser prior to the date of this Agreement, and any other Surviving Commercial Contracts;

(n) incur any Company Indebtedness, other than (i) Indebtedness available under Contracts governing the Company Indebtedness existing as of the date hereof in an amount not to exceed $100,000,000 in the aggregate, (ii) Indebtedness between or among the Company and/or any of its Subsidiaries, (iii) guarantees by the Company of Indebtedness of Subsidiaries of the Company, which Indebtedness is incurred in compliance with this Section 6.01, (iv) Indebtedness arising solely from a change in GAAP and (iv) Indebtedness for an amount not in excess of $25,000,000 in the aggregate outstanding at any one time;

(o) except (i) as required by applicable Law, or (ii) to the extent required under any Company Benefit Plan set forth on Schedule 3.13(a) or any other Contract in effect as of the date of this Agreement, (A) grant to any current or former director, independent contractor, consultant, employee or officer of the Company or any its Subsidiaries any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except in the ordinary course of business with respect to any such Person with an annual base salary or base wages of less than $200,000, (B) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires (with an annual base salary or base wages of less than $200,000) or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, (C) enter into or adopt any material Company Benefit Plan or amend in any material respect any material Company Benefit Plan or (D) enter into or adopt any material benefit plan, agreement, or other arrangement that provides severance, change in control, retention, or similar benefits, or amend any material Company Benefit Plan or other arrangement that provides severance, change in control, retention or similar benefits, or (E) take any action to cause or accelerate the payment, funding, right to payment or vesting of any compensation or benefits (except as required pursuant to this Agreement);

(p) hire any Person to be employed by the Company or any of its Subsidiaries or terminate the employment of any employee of the Company or any of its Subsidiaries (other than “for cause”), other than the hiring or terminating of employees with annual base salary or base wages less than $250,000 (provided that any such actions are in the ordinary course of business consistent with past practice);

(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes, other than in the ordinary course of business, or take any action or otherwise engage in any transaction or series of transactions outside of the ordinary course of business and inconsistent with past practice that could, or could be expected to, increase the Purchaser’s or its Affiliates’ inclusions of taxable income, following the Closing, pursuant to Sections 951 or 951A of the Code;

(r) implement any employee layoffs implicating WARN, except for any such layoffs that result in liabilities of less than $500,000 in the aggregate;

(s) settle, release, waive or compromise any Claim, or other pending or threatened proceedings by or before a Governmental Entity if such settlement, release, waiver or compromise (i) with respect to the payment of monetary damages, involves the payment by the Company or any of its Subsidiaries of monetary damages exceeding $10,000,000 individually or $40,000,000 in the aggregate, (ii) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, or (iii) with respect to any Claim set forth on Schedule 6.01(s);

(t) terminate or materially modify or amend any Company Material Contract, Company Leased Real Property Lease or Company Landlord Lease, or enter into any Contract that, if existing prior to the date of this Agreement, would be a Company Material Contract, or enter into any Company Leased Real Property Lease or Company Landlord Lease other than in the ordinary course of business;

(u) adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, except (i) in connection with a consolidation, reorganization, or similar transaction solely relating to any of the Company’s Subsidiaries and (ii) the liquidation or dissolution of any dormant Subsidiary of the Company; or

(v) agree to take, make any commitment to take, or adopt any resolutions in support of, any of the actions prohibited by this Section 6.01;

provided, that with respect to any joint venture that is not a Subsidiary, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), exercise any material right, approval or remedy (or omit to take any action required to preserve any such right, approval or remedy) provided thereto under the organizational documents of such joint venture.

Without limiting the scope of covenants of the Seller and the Company set forth in this Section 6.01, the Parties acknowledge and agree that (x) nothing contained in this Section 6.01 is intended to give the Purchaser, directly or indirectly, the right to direct the control or operations of the Company or any of its Subsidiaries prior to the Closing and (y) prior to the Closing, subject to this Section 6.01, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of it and its Subsidiaries.

6.02 Exclusive Dealing; No Transfers of Company Equity Interests.

(a) From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement pursuant to Section 9.01, neither the Company nor the Seller shall (and the Company and the Seller shall cause their respective Affiliates, Subsidiaries and Representatives not to), directly or indirectly, take any action to encourage, initiate or engage in discussions or negotiations with, provide any information to, or enter into any letter of intent, Contract or understanding with, any Person (other than the Purchaser and its Representatives) concerning the sale of any Membership Interests, sale of all, substantially all or any material portion of the assets of the Company and its Subsidiaries, any merger, or any similar transactions involving the Company and its Subsidiaries. The Company and the Seller shall (and the Company and the Seller shall cause their respective Affiliates, Subsidiaries and Representatives to) immediately cease and cause to be terminated any activities, discussions or negotiations commenced prior to the date of this Agreement with any parties other than the Purchaser and its Representatives with respect to such sales, merger or other transactions, and shall not initiate or engage in any activities, discussions or negotiations after the date hereof with any third party regarding the foregoing; provided, that, for the avoidance of doubt, the Company and the Seller and their respective Affiliates and Representatives shall not be prohibited from, directly or indirectly, taking any confidential action to encourage, initiate or engage in discussions or negotiations with or provide any information to (in each case, to the extent confidential information is proposed to be shared, subject to a customary non-disclosure agreement on terms not less favorable in any material respect to the Company or the Purchaser and the disclosing party than the terms of the Confidentiality Agreement, and in the event any such confidential information is proposed to be shared regarding the Purchaser and its Subsidiaries, such non-disclosure agreement shall include a customary standstill provision (or a customary form of standstill agreement shall be entered into thereafter at such time any such any such confidential information is proposed to be shared regarding the Purchaser and its Subsidiaries) any Potential Investor concerning a Permitted Transfer and, subject to the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), entering into any Contract with a Potential Investor in connection therewith.

(b) From the date of this Agreement until the earlier of the Closing Date and termination of this Agreement pursuant to Section 9.01, except as set forth in Schedule 6.02(b), as expressly contemplated or expressly permitted by this Agreement, or as required by applicable Law, the Company and the Seller shall not, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) sell, distribute, assign, transfer, grant, pledge, hypothecate, dispose of or otherwise encumber any of the Membership Interests;

(ii) exercise any of its voting rights with respect to the Membership Interests to the extent such exercise would be contrary to the provisions of this Agreement or would cause the Seller to violate the provisions of this Agreement;

(iii) create any new Lien in respect of the Membership Interests, other than the Liens existing as of the date of this Agreement or any Liens that shall be released at or prior to the Closing; or

(iv) agree to take or make any commitment to take any of the actions prohibited by this Section 6.02.

6.03 Access to Books and Records. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.01, the Company shall (and shall cause each of its Subsidiaries to, and the Seller shall cause the Company and its Subsidiaries to) provide the Purchaser and its Representatives with reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of the Company and its Subsidiaries; provided, that (i) such access shall not materially and unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, taken as a whole, and (ii) nothing herein shall require the Company and its Subsidiaries to provide access to, or to disclose any information to, the Purchaser if such access or disclosure would be reasonably likely to (A) waive any attorney-client, work-product or legal privilege or (B) be in violation of applicable Law or the provisions of any Contract to which the Company or any Subsidiary is a party. In the event that the Company or any of its Subsidiaries does not provide access to or disclose information in reliance on clause (A) or (B) of the preceding sentence, the Company shall provide written notice to the Purchaser that it is denying such access or withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or contravene such Law or Contract. The Purchaser agrees and acknowledges that all information it obtains as a result of access under this Section 6.03 shall be subject to the Confidentiality Agreement.

6.04 Notification. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.01, the Company shall promptly notify the Purchaser if the Seller or the Company obtains knowledge of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) would be reasonably likely to cause any of the conditions set forth in Section 2.02 to be incapable of satisfaction, or (b) any material breach of, or failure to comply in any material respect with, any representation, warranty or covenant of the Seller or the Company hereunder; provided, that any failure to give notice in accordance with the foregoing with respect to any such change, event, or breach shall not be deemed to constitute a violation of this Section 6.04 or the failure of any condition set forth in Section 2.02 to be satisfied, or otherwise constitute a breach of this Agreement by the Company or the Seller, in each case unless the underlying change, event, or breach would independently result in a failure of the conditions set forth in Section 2.02. The Seller and the Company acknowledge, subject to the foregoing proviso, that no such notification or update by the Seller or the Company shall be deemed to affect any right of the Purchaser to terminate this Agreement pursuant to Section 9.01.

6.05 Reasonable Best Efforts. Subject to Section 8.05, the Seller and the Company shall use their respective reasonable best efforts to cause the conditions set forth in Section 2.01 and Section 2.02 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing). Without limiting the generality of the foregoing, the Company shall, or cause its Subsidiaries to, send written notices (in a form reasonably acceptable to the Purchaser) requesting waivers, consents or assignments under the Contracts described on Schedule 6.05 from the other parties thereto within forty-five (45) days following the date hereof.

6.06 Restrictive Covenants.

(a) The Principal Stockholder shall not (and shall cause its Affiliates not to), during the Restricted Period, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, engage in, invest in or otherwise participate in (whether as an owner, employee, officer, director, manager, consultant, independent contractor, agent, partner or advisor) any business that competes with the Business (a “Restricted Business”); provided, that the Principal Stockholder and its Affiliates shall not be restricted or prohibited by this Section 6.06(a) in any way (i) in conducting any business currently conducted by the Principal Stockholder and its Affiliates or (ii) unless (A) one of such Persons holds or has a right to hold or nominate for election an individual to hold a seat on the board of directors (or other similar governing body) of such Restricted Business and (B) such Persons, in the aggregate, own in excess of 19.9% percent of the voting securities of such Restricted Business; provided further, however, that nothing in this Section 6.06(a) shall restrict or prohibit the Principal Stockholder or any of its Affiliates from engaging in, investing in or otherwise participating in (whether as an owner, employee, officer, director, manager, consultant, independent contractor, agent, partner or advisor) any business that has a subsidiary, division, group, franchise or segment that is engaged in a Restricted Business, so long as for the most recent fiscal year ending prior to the date of such engagement, investment or participation, the revenues derived from the Restricted Business were less than twenty percent (20%) of the total consolidated revenues of such business.

(b) The Seller shall, and shall cause its Affiliates to, maintain the confidentiality of and not use for any purpose (other than monitoring its investment in the Purchaser after the Closing) any Confidential Information (as defined in the Confidentiality Agreement) of the Company during the Restricted Period in accordance with the Confidentiality Agreement as if the Seller were the “Receiving Party” (as defined in the Confidentiality Agreement) of such information thereunder; provided, that the Seller and its Affiliates shall not be prohibited from disclosing or using any such Confidential Information in connection with and to the extent reasonably necessary for the Seller’s and its Affiliates’ (i) preparation of financial statements, (ii) preparation and filing of Tax Returns and other Tax filings and (iii) compliance with applicable securities Laws (including the rules of the NYSE).

(c) The Principal Stockholder shall not (and shall cause its Affiliates not to), during the Restricted Period, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, (i) solicit, hire or engage the services of (or assist or encourage any other Person to solicit, hire or engage) any employee or independent contractor of any of the Purchaser, the Company, or any of the Purchaser’s or the Company’s Subsidiaries (each, a “Restricted Entity”), in each case whose base compensation (or annual fees) from the Company or the Purchaser or its Subsidiaries (after the Closing) exceeds $150,000, other than by general public advertisement or other such general solicitation (including through the use of third party recruiters) not specifically targeted at any such Person, and other than any such employee or independent contractor who has terminated its relationship with (or been terminated by) a Restricted Entity more than three (3) months prior to any such solicitation, (ii) induce or request any customer of any Restricted Entity to reduce, cancel or terminate its business with such Restricted Entity or (iii) solicit or accept business from any customer of any Restricted Entity in connection with a Restricted Business.

(d) If, at the time of enforcement of the covenants contained in this Section 6.06 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the Parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by Law. The Seller has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the substantial investment in the Company made by the Purchaser hereunder. The Seller and the Principal Stockholder each further acknowledges and agrees that the Restrictive Covenants are being entered into by it in connection with the sale by the Seller and the Principal Stockholder of the Membership Interests and the goodwill of the Company’s business pursuant to this Agreement and not directly or indirectly in connection with the Seller’s relationship with the Company.

(e) If the Seller, the Principal Stockholder or any Affiliate, officer, director, employee, representative or agent of the Seller or the Principal Stockholder breaches, or threatens to commit a breach of, any of the Restrictive Covenants (in each case on behalf of the Principal Stockholder or any of its Affiliates), the Purchaser and the Company shall, in addition to and without limiting any other remedy available at law or in equity, have the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(f) In the event of any breach or violation by the Seller, the Principal Stockholder or any Affiliate, officer, director, employee, representative or agent of the Seller or the Principal Stockholder of any of the Restrictive Covenants (in each case on behalf of the Principal Stockholder or any of its Affiliates), the time period of such covenant shall be tolled until such breach or violation is resolved.

(g) The Principal Stockholder acknowledges that it has carefully read and considered the provisions of this Section 6.06. The Principal Stockholder acknowledges that it has received and will receive sufficient consideration and other benefits to justify the restrictions in this Section 6.06. The Principal Stockholder also acknowledges and understands that these restrictions are reasonably necessary to protect the interests of the Purchaser, including protection of the goodwill acquired, and the Principal Stockholder acknowledges that such restrictions will not prevent it from conducting businesses that are not included in the Restricted Business set forth in this Section 6.06 during the periods covered by the restrictive covenants set forth in this Section 6.06. The Principal Stockholder also acknowledges that the transactions contemplated by this Agreement constitute full and adequate consideration for the execution and enforceability of the restrictions set forth in this Section 6.06.

6.07 Resignations. Prior to the Closing Date, upon written request from the Purchaser delivered to the Seller not less than thirty (30) days prior to the anticipated Closing Date, the Seller and the Company shall cause any director of the Company and any officer or director of any of the Company’s Subsidiaries to resign as a director or officer, with such resignation to be effective as of the Closing.

6.08 Termination of Affiliate Contracts. On or prior to the Closing Date, except as identified by the Purchaser to the Company in writing prior to the Closing Date, the Company and the Seller shall terminate, or shall cause to be terminated, any and all Contracts between the Company or any of its Subsidiaries, on the one hand, and one or more of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other (other than this Agreement and any ancillary agreement contemplated hereby), without any obligation on the part of the Company or its Subsidiaries thereof following the Closing; provided that the foregoing termination provisions shall not apply to any such Contracts listed on Schedule 3.17 that were entered into in the ordinary course, on commercially reasonable terms, and at arms’ length, including the Contracts listed on Schedule 6.08 (collectively, the “Surviving Commercial Contracts”).

6.09 Restricted Shares and Legends.

(a) Notwithstanding any other provision of this Agreement, the Seller covenants that the Purchaser Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state, federal or foreign securities Laws. The Seller agrees that all certificates or other instruments representing the Purchaser Shares subject to this Agreement will bear a legend (the “Private Placement Legend”) substantially to the following effect and that appropriate no transfer restrictions may be issued to the Purchaser’s transfer agent:

“The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”), or applicable state securities Laws and the holder of such securities may not, directly or indirectly, sell, offer or agree to sell such securities, or otherwise transfer, directly or indirectly, or loan or pledge, through swap or hedging transactions (or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such securities even if such securities would be disposed of by someone other than such holder thereof) such securities (“Transfer”) other than in accordance with the terms and conditions of the Shareholders Agreement, dated as of [•], 201[•], as it may be amended from time to time, by and among Tenneco Inc. (the “Company”), American Entertainment Properties Corp. and Icahn Enterprises L.P. (the “Shareholders Agreement”). The Shareholders Agreement contains, among other things, restrictions on the Transfer of the securities of the Company and other restrictions on the actions by certain stockholders of the Company relating to the Company and/or its securities. A copy of the Shareholders Agreement is available upon request from the Company.”

(b) Upon request of the Seller, if at any time the restrictions on transfer under the Securities Act and applicable state securities Laws are no longer applicable, the Purchaser shall promptly seek an opinion of counsel reasonably satisfactory to the Purchaser to the effect that the Private Placement Legend is no longer required under the Securities Act or applicable state Laws, and the Purchaser shall promptly cause the Private Placement Legend to be removed from any certificate for any Purchaser Shares to be so transferred.

6.10 Standstill. The Company and the Seller agree that, until the earlier of (a) the Closing Date (subject to the prior effectiveness of the Shareholders Agreement), (b) the date upon which this Agreement is terminated in accordance with Section 9.01 (except in the event of (x) a termination of this Agreement by the Purchaser in a circumstance where the Seller is not entitled to terminate this Agreement pursuant to Section 9.01 as a result of the Seller’s or the Company’s breach of this Agreement or where the Termination Fee is not payable as a result of the proviso to Section 9.02(a) or (y) a termination in accordance with Section 9.01(g)), and (c) solely in the event of (x) a termination of this Agreement by the Purchaser in a circumstance where the Seller is not entitled to terminate this Agreement pursuant to Section 9.01 as a result of the Seller’s or the Company’s breach of this Agreement or where the Termination Fee is not payable as a result of the proviso to Section 9.02(a) or (y) a termination in accordance with Section 9.01(g), the date that is twenty-four (24) months after the date of this Agreement, neither the Company nor the Seller nor any of their Affiliates and respective Representatives acting on behalf of the Company, the Seller, or their respective Affiliates will, directly or indirectly, unless specifically invited in writing by the Purchaser Board or in accordance with Section 7.02(d)): (i) acquire, offer to acquire, or agree to acquire, directly or indirectly (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Purchaser Common Stock or other securities or Equity Interests in any way related to the acquisition or price of securities or interests of the Purchaser or any of its Subsidiaries or any material assets of the Purchaser or any of its Subsidiaries or division thereof, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC promulgated under Section 14 of the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Purchaser or its Subsidiaries, (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving the Purchaser or any of its Subsidiaries or their securities or assets (except with respect to a consummated Permitted Transfer), (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any voting securities of the Purchaser or its Subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control, or influence control of, the management, Purchaser Board or policies of the Purchaser, except as contemplated by this Agreement, (vi) make a request for any stockholder list or other books and records of the Purchaser, whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise, (vii) make or cause to be made any public statement that disparages, defames or slanders the Purchaser or any of its current or former directors, officers or employees (excluding any such statements made in connection with any bona fide commercial dispute (i.e., unrelated to this Agreement, the Confidentiality Agreement or any other agreements related to the transactions contemplated hereby and thereby or the ownership of the Purchaser Shares) between and among the Purchaser and its Affiliates, on the one hand, and the Seller and its Affiliates, on the other hand, and except as set forth in clause (x) below), (viii) take any action that would reasonably be expected to cause or require the Purchaser to make a public announcement regarding any actions prohibited by this paragraph (except in connection with a Permitted Transfer), (ix) contest the validity or enforceability of this Section 6.10, (x) institute, solicit, assist or join any litigation, arbitration or other proceedings against or involving the Purchaser or any of its current or former directors or officers (including derivative actions), other than an action to enforce the provisions of this Agreement, the Confidentiality Agreement or any other agreements related to the transactions contemplated hereby and thereby instituted in accordance with this Agreement, the Confidentiality Agreement or any other agreements related to the transactions contemplated hereby or thereby, or an action in connection with any commercial dispute (i.e., unrelated to this Agreement, the Confidentiality Agreement or any other agreements related to the transactions contemplated hereby and thereby or the ownership of the Purchaser Shares) unrelated to the matters covered by this Agreement between and among the Purchaser and its Affiliates, on the one hand, and the Seller and its Affiliates, on the other hand or (xi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise or knowingly assist or encourage, any other persons in connection with any of the foregoing. Neither the Company or the Seller nor any of their Affiliates or respective Representatives, shall directly or indirectly make, in each case to the Purchaser or a third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or request the Purchaser or any of its Representatives, directly or indirectly, to amend, waive or terminate any provision of this Section 6.10, in each case, in a manner that would require public disclosure by the Company or the Seller. The Seller represents and warrants to the Purchaser that, as of the date hereof, neither it nor its Affiliates owns (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Purchaser Common Stock or other securities or Equity Interests in any way related to the acquisition or price of securities or interests of the Purchaser.

6.11 Pre-Closing Restructuring. Notwithstanding anything to the contrary contained in this Agreement (including, for the avoidance of doubt, Section 6.01), the Company and its Subsidiaries shall consummate the Pre-Closing Restructuring at any time prior to the Closing, and take any actions reasonably in furtherance thereof, including, for the avoidance of doubt, securing any third party or other lender consents under any Company Indebtedness. The Parties hereby agree that after the consummation of such Pre-Closing Restructuring, after giving effect thereto, references in this Agreement to the “Seller” shall be deemed to be references to American Entertainment Properties Corp. and its applicable Affiliates, if any, collectively or each individually, as applicable and as the context requires, and provisions relating to the transactions contemplated by this Agreement, including the sale and purchase of the Membership Interests, shall be construed mutatis mutandis; provided, however, that, for the avoidance of doubt, (i) none of the representations and warranties of the Seller or the Company contained in this Agreement shall be deemed to be inaccurate or breached by the Seller or the Company merely because of the consummation and the effects of the Pre-Closing Restructuring and (ii) the Stock Consideration shall be issued to the Seller.

6.12 Transaction Litigation Cooperation. The Seller and the Company shall, and shall cause the Company’s Subsidiaries to, and shall use their respective reasonable best efforts to cause their respective Representatives to, cooperate in the Purchaser’s defense or settlement of any stockholder litigation against the Purchaser and/or its officers or directors relating to the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE PURCHASER

7.01 Conduct of the Business. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.01, except (i) as expressly contemplated hereunder, (ii) as required by Law, (iii) if the Seller shall have consented in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (iv) as necessary or proper to prepare for the Spin-Off, the Purchaser shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice and use its reasonable best efforts to preserve the goodwill and organization of its business and relationships with customers, suppliers, vendors, officers, employees, consultants and other Persons having business relations with the Purchaser and its Subsidiaries, and the Purchaser shall not, and shall cause each of its Subsidiaries not to:

(a) issue, sell or deliver any Equity Interests of the Purchaser, or issue or sell any securities convertible, exercisable or exchangeable into, or options with respect to, or warrants to purchase or rights to subscribe for, any Equity Interests of the Purchaser, or stock appreciation, phantom stock, profit participation or similar rights, or any notes, bond or debt securities convertible into Equity Interests of the Purchaser (including any sale, distribution, assignment, transfer, grant, pledge, hypothecation, disposal or other encumbrance of any of the Purchaser Shares), provided, that the foregoing shall not prohibit the Purchaser from issuing shares in connection with the exercise of options or issuing equity-based awards pursuant to the Purchaser’s equity plans in the ordinary course of business, consistent with past practice;

(b) effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization, or declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Equity Interests (except dividends paid by any direct or indirect Subsidiary of the Company); provided, that the foregoing shall not prohibit the Purchaser from paying any quarterly dividend that the Purchaser issues in the ordinary and regular course of its business, consistent with past practice;

(c) amend its certificate of incorporation, articles of incorporation or bylaws (or equivalent organizational documents) in a manner that would adversely affect the Seller (upon its acquisition of Purchaser Shares) relative to other holders of Purchaser Shares; or

(d) sell, assign, transfer, mortgage, pledge, lease, license, sublicense or subject to any Lien, charge or otherwise encumber all or any material portion of its assets, except (i) Purchaser Permitted Liens, (ii) sales of products in the ordinary course of business and dispositions of assets that are obsolete, worn out surplus or no longer used and useful in the conduct of the business of the Purchaser and its Subsidiaries, (iii) any such transactions between or among the Purchaser and/or its Subsidiaries, (iv) any factoring arrangements entered into in the ordinary course of business consistent with past practice or (v) in connection with the Debt Financing or Indebtedness incurred in accordance with this Section 7.01;

(e) incur any Purchaser Indebtedness covered by clauses (i), (ii), (iv), or (vi) of the definition of “Indebtedness” hereunder, other than (i) Indebtedness in connection with the Debt Financing, (ii) Indebtedness between or among the Purchaser and/or any of its Subsidiaries, (iii) guarantees by the Purchaser of Indebtedness of Subsidiaries of the Purchaser, which Indebtedness is incurred in compliance with this Section 7.01 and (iv) Indebtedness available under Contracts governing the Purchaser Indebtedness existing as of the date hereof;

(f) adopt a plan or agreement of complete or partial liquidation or dissolution of the Purchaser or any of its Subsidiaries, except in connection with a consolidation, reorganization, or similar transaction solely relating to the Purchaser or any of its Subsidiaries; or

(g) agree to take, make any commitment to take, or adopt any resolutions in support of, any of the actions prohibited by this Section 7.01.

Without limiting the scope of covenants of the Purchaser set forth in this Section 7.01, the Parties acknowledge and agree that (x) nothing contained in this Section 7.01 is intended to give the Company or the Seller, directly or indirectly, the right to direct the control or operations of the Purchaser or any of its Subsidiaries prior to the Closing and (y) prior to the Closing, subject to this Section 7.01, the Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of it and its Subsidiaries.

7.02 No Solicitation by the Purchaser; Purchaser Board Recommendation.

(a) Until the earlier of the Closing and the termination of this Agreement pursuant to Section 9.01, none of the Purchaser, the Purchaser Board, or any of the Purchaser’s Subsidiaries shall, nor shall the Purchaser or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, induce or knowingly facilitate or encourage the submission or announcement of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Purchaser or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Purchaser or any of its Subsidiaries to, or otherwise cooperate in any way with, assist or facilitate any Person with respect to, or cooperate in any way with any Person with respect to any Acquisition Proposal, (iii) approve, recommend or declare advisable, or allow the Purchaser or any of its Affiliates to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement or arrangement (other than a confidentiality agreement on the terms described below) (an “Acquisition Agreement”) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring the Purchaser to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.02(a) by any Representative of the Purchaser or any of its Subsidiaries or Affiliates shall constitute a breach of this Section 7.02(a) by the Purchaser.

(b) Except in accordance with Section 7.02(c) and subject to the Purchaser’s compliance with Section 7.02(d), neither the Purchaser Board nor any committee thereof shall (i) withhold, withdraw, qualify, amend or modify (or publicly propose to withhold, withdraw, qualify, amend or modify), in any manner adverse to the Seller or the Company, the Purchaser Board Recommendation or fail to include the Purchaser Board Recommendation in the Proxy Statement, (ii) adopt, approve, recommend or declare advisable, or propose or resolve to adopt, approve, recommend or declare advisable (publicly or otherwise), any Acquisition Proposal or (iii) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer relating to securities of the Purchaser, other than a recommendation against such offer or a “stop, look and listen” communication by the Purchaser Board pursuant to Rule 14d-9(f) of the Exchange Act (any action in clause (i), (ii) or (iii) of this Section 7.02(b) being referred to as a “Purchaser Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, but subject in each case to the Purchaser’s compliance with Section 7.02(d), at any time prior to obtaining the Purchaser Stockholder Approval:

(i) the Purchaser and its Representatives may, in response to a bona fide, written Acquisition Proposal that did not result from a material breach of Section 7.02(a) and that the Purchaser Board determines in good faith after consultation with outside legal counsel and its financial advisor could reasonably be expected to result in a Superior Proposal, (x) furnish information relating to the Purchaser and its Subsidiaries, and afford access to the business, properties, assets, books and records of the Purchaser and its Subsidiaries, to the Person making such Acquisition Proposal (and its Representatives) (provided, that all such information and access being furnished has previously been provided to the Seller and the Company or is provided to the Seller and the Company prior to or substantially concurrently with the time it is provided to such Person) pursuant to a confidentiality agreement containing terms not materially less favorable in the aggregate to the Purchaser than the terms set forth in the Confidentiality Agreement, and (y) engage or participate in discussions or negotiations with the Person making such Acquisition Proposal regarding the terms of such Acquisition Proposal and the negotiation of such terms with, and only with, the Person making such Acquisition Proposal (and such Person’s Representatives); and

(ii) the Purchaser may terminate this Agreement pursuant to Section 9.01(b) to enter into a definitive Acquisition Agreement, in each case, with respect to such an Acquisition Proposal if the Purchaser Board determines in good faith after consultation with outside legal counsel and its financial advisor that such Acquisition Proposal constitutes a Superior Proposal (a “Superior Proposal Termination”); provided, that concurrently with any such termination the Purchaser pays the Termination Fee payable pursuant to Section 9.02(a)(i) and enters into such definitive Acquisition Agreement concurrently therewith or promptly thereafter.

(d) The Purchaser (and the Purchaser Board, and its Subsidiaries and Representatives) shall be entitled to take action pursuant to Section 7.02(c) only if (i) in all circumstances referred to in Section 7.02(c), the Purchaser Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to take such action would be in violation of its fiduciary duties under the Laws of the State of Delaware and (ii) in all circumstances referred to in Section 7.02(c), in addition to complying with clause (i) of this Section 7.02(d), prior to effecting any Superior Proposal Termination, (A) the Purchaser shall notify the Seller and the Company in writing at least four (4) Business Days prior to effecting such Superior Proposal Termination of its intention to effect such Superior Proposal Termination (which notice shall include the material terms and conditions of such Superior Proposal, the identity of the third party, and a copy of the most recent draft of any written agreement relating thereto (it being understood and agreed that any material amendment to the terms of such Superior Proposal shall require a new notice period as contemplated hereby of at least three (3) Business Days)), (B) during the applicable notice period contemplated by clause (A), the Purchaser shall permit the Seller (directly or indirectly through any of its Affiliates) to (1) confidentially propose adjustments to the terms and conditions of this Agreement or (2) submit an Acquisition Proposal to the Purchaser, in each case, such that the Superior Proposal ceases to be a Superior Proposal, and the Purchaser shall negotiate with the Seller and the Company in good faith (to the extent the Seller wishes to negotiate) (x) to make such adjustments to the terms and conditions of this Agreement or (y) with respect to the terms and conditions of such Acquisition Proposal (provided, that the Purchaser agrees and acknowledges that any action taken by the Seller (or any of its Affiliates) in accordance with this Section 7.02(d) shall not, and shall not be deemed to, breach or otherwise be in violation of any provision of Section 6.10), and (C) at the end of such notice period, the Purchaser Board, taking into consideration such changes to this Agreement or such Acquisition Proposal made by the Seller, determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Superior Proposal continues to meet the definition of “Superior Proposal” if such changes to this Agreement or such Acquisition Proposal, as applicable, were to be given effect and that failure to take such action would be in violation of the directors’ fiduciary duties under the Laws of the State of Delaware.

(e) The Purchaser shall keep the Seller and the Company apprised on a reasonably current basis in writing of any proposals or offers with respect to an Acquisition Proposal and provide a copy of (or, if oral, a summary of the material terms and conditions of) any such Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such Acquisition Proposal or requesting information or discussions.

(f) Nothing contained in this Section 7.02 shall be deemed to prohibit the Purchaser or the Purchaser Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), so long as any action taken or statement that relates to a Purchaser Recommendation Change made to so comply is consistent with this Section 7.02, or (ii) issuing any “stop, look and listen” communication to the stockholders of the Purchaser pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Purchaser). For the avoidance of doubt, complying with such obligations or making such disclosure shall not in any way limit or modify the effect that any such action has under this Agreement, including whether there has been a Purchaser Recommendation Change.

7.03 Governance Matters.

(a) The Purchaser shall take all action necessary to cause the Purchaser Charter Amendment to be filed with, and evidence of acceptance of such filing to be provided by, the Secretary of State for the State of Delaware on or prior to the Closing Date.

(b) Prior to the Closing, the Purchaser shall, and shall cause the Purchaser Board to, take all action necessary so that, as of the Closing, (i) the size of the Purchaser Board will be increased by one (1) member and (ii) the vacancy created by such increase shall be filled with the individual set forth on Schedule 7.03(b) (and if such individual is unwilling or unable to serve as a director of the Purchaser, such individual shall be replaced by an individual designated by the Seller in accordance with the procedures set forth in the form of Shareholders Agreement attached hereto as Exhibit A). The individual who is or becomes a director of the Purchaser as of the Closing in accordance with the foregoing shall continue as a director of the Purchaser from and after the Closing in accordance with the Shareholders Agreement.

7.04 Books and Records. From and after the Closing Date, for a period of seven (7) years, the Purchaser shall (and shall cause the Company and its Subsidiaries to) provide the Seller and its authorized Representatives with reasonable access, during normal business hours and upon reasonable notice, to the books and records (for the purpose of examining and copying at the sole expense of the Seller) of the Company and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date, in each case, as may be reasonably required by the Seller solely in connection with any legal proceedings by or against, or Tax audits against, governmental investigations of, or compliance with Law by the Seller or any of its Affiliates; provided, that (i) such access shall not materially and unreasonably interfere with the conduct of the business of the Purchaser, the Company and its Subsidiaries, and (ii) nothing herein shall require the Purchaser, the Company or any of its Subsidiaries to provide access to, or to disclose any information to, the Seller if such access or disclosure would be reasonably likely to (A) waive any attorney-client, work-product or other legal privilege or (B) be in violation of applicable Law or the provisions of any Contract to which the Purchaser, the Company or any of its Subsidiaries is a party. In the event that the Purchaser, the Company or any of its Subsidiaries does not provide access to or disclose information in reliance on clause (A) or (B) of the preceding sentence, the Purchaser shall provide written notice to the Seller that it is denying such access or withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or contravene such Law or Contract. The Seller shall treat as confidential any Confidential Information of the Company that it receives following the Closing whether pursuant to this Section 7.04 or otherwise and shall not disclose such information other than (1) as required by Law or legal process, (2) in connection with Claims arising from this Agreement, or (3) on a need to know basis to the Seller or its Representatives who agree in advance to maintain the confidentiality of such information in accordance with this clause (3).

7.05 Notification. From the date of this Agreement until the earlier of Closing Date and the termination of this Agreement in accordance with Section 9.01, the Purchaser shall promptly notify the Seller if the Purchaser obtains knowledge (a) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse

Effect or (ii) would be reasonably likely to cause any of the conditions set forth in Section 2.03 to be incapable of satisfaction, or (b) any material breach of, or failure to comply in any material respect with, any representation, warranty or covenant of the Purchaser hereunder; provided, that any failure to give notice in accordance with the foregoing with respect to any such change, event, or breach shall not be deemed to constitute a violation of this Section 7.05 or the failure of any condition set forth in Section 2.03 to be satisfied, or otherwise constitute a breach of this Agreement by the Purchaser, in each case unless the underlying change, event, or breach would independently result in a failure of the conditions set forth in Section 2.03. The Purchaser acknowledges, subject to the foregoing proviso, that no such notification or update by the Purchaser shall be deemed to affect any right of the Seller to terminate this Agreement pursuant to Section 9.01.

7.06 Director and Officer Liability and Indemnification and Insurance.

(a) Prior to the Closing, the Company shall obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years after the Closing Date with coverage and amounts, and containing terms and conditions, that are at least as favorable to the directors and officers of the Company and its Subsidiaries, in each case with respect to Claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”), and the Purchaser shall cause the Company to, and the Company shall, maintain in effect such D&O Tail Policy for a period of six (6) years after the Closing Date; provided, that the Company shall not obtain the D&O Tail Policy on such terms if the aggregate premium for such insurance exceeds three hundred percent (300%) of the annual premium for such insurance as of the date hereof (the “Premium Cap”), and the Company shall instead obtain a “tail” insurance policy with a claims period of six (6) years after the Closing Date covering such individuals with the best coverage as is then available at a cost up to but not exceeding such Premium Cap.

(b) For a period of six (6) years after the Closing Date, the Purchaser and the Company shall maintain in effect (to the fullest extent permitted under applicable Law), any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of formation and limited liability company agreement (or comparable organizational documents) (to the extent and for so long as such entities remain in existence following the Closing Date), or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors or officers, in each case, in effect immediately prior to the Closing Date, and shall not, and shall not permit the Company or any of its Subsidiaries to amend, repeal or modify, any provision in the Company’s or any of its Subsidiaries certificate of formation or limited liability company agreement (or comparable organizational documents) relating to the exculpation or indemnification rights (including with respect to advance of expenses) of any current or former director or officer of the Company or any of its Subsidiaries, in a manner that would adversely affect such exculpation or indemnification rights of any such director or officer (unless required by applicable Law). If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser and the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 7.06.

(c) The Company shall, and shall cause its Subsidiaries to, and the Purchaser shall cause the Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “D&O Indemnified Party”), in each case against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any Claim to each D&O Indemnified Party to the fullest extent permitted by applicable Law; provided, that the D&O Indemnified Party to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Claim, whether civil, criminal, administrative or investigative (an “Indemnification Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred before the Closing Date (including, for the avoidance of doubt, any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such D&O Indemnified Party), whether such Indemnification Action is commenced before or after the Closing Date. In the event of any such Indemnification Action, the Company shall reasonably cooperate with the D&O Indemnified Party in the defense of any such Indemnification Action.

(d) The provisions of this Section 7.06(d) are intended for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

7.07 Reasonable Best Efforts. Subject to Section 8.05, the Purchaser shall use its reasonable best efforts to cause the conditions set forth in Section 2.01 and Section 2.03 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing).

7.08 Employment and Benefit Arrangements.

(a) The Purchaser shall use its reasonable best efforts to take all actions required so that eligible employees of the Company and its Subsidiaries shall receive service credit with respect to service with the Company and its Subsidiaries (or their predecessors) prior to the Closing Date for purposes of eligibility, vesting, and, for purposes of vacation and severance benefits only, benefit accrual under any employee benefit plans and arrangements (excluding any defined benefit pension, equity or equity-related, nonqualified deferred compensation, and post-termination or retiree welfare benefit plans and arrangements, subject to applicable Laws and the terms of any collective bargaining agreement, individual employment agreement or individual pension agreement) in which each such employee is eligible to participate immediately following the Closing Date; provided, that such service will only be credited to the extent it was credited under an analogous Company Benefit Plan, and that no retroactive contributions will be required; provided further, except to the extent such credit would result in the duplication of benefits. To the extent that, during the plan year in which the Closing Date occurs, the Purchaser modifies any group health coverage under which the employees of the Company and its Subsidiaries participate, the Purchaser shall, or shall cause one of its Affiliates to, use its reasonable best efforts: (i) waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements and (ii) to give such employees credit under the new coverages or benefit plans for deductibles, co-insurance and out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs. This Section 7.08 shall survive the Closing, and shall be binding on all successors and assigns of the Purchaser, the Company and its Subsidiaries. Through December 31, 2018 (or, if earlier, the date of a relevant employee’s termination), the Purchaser shall take all actions required so that each employee of the Company and its Subsidiaries (determined as of the Closing Date) who continues in employment with the Company and its Subsidiaries immediately following the Closing Date receives (x) base compensation or wages, and cash bonus opportunities (excluding any equity or equity-related bonus opportunities), that are no less favorable than those provided by the Company or its Subsidiaries to such employee immediately prior to the Closing Date and (y) benefits (excluding any defined benefit pension, equity or equity-related, nonqualified deferred compensation, and post-termination or retiree welfare benefit plans and arrangements, subject to applicable Laws and the terms of any collective bargaining agreement, individual employment agreement or individual pension agreement) that are substantially comparable in the aggregate to those provided by the Company or its Subsidiaries to such employee immediately prior to the Closing Date; provided, that, for the avoidance of doubt, the Purchaser may at any time after the Closing, subject to the immediately following sentence, terminate any severance benefits provided by the Company or its Subsidiaries to such employee immediately prior to the Closing Date (except for the severance benefits to be provided pursuant to the arrangements set forth on Schedule 7.08(a), which shall not be terminated by the Purchaser or its Affiliates without the consent of the applicable individual at any time); provided further, that any such terminated severance plans (other than those arrangements set forth on Schedule 7.08(a)) shall be replaced by severance benefits that are substantially comparable in the aggregate to those severance benefits provided by the Purchaser or its Subsidiaries to their similarly situated employees. Through December 31, 2019 (or, if earlier, the date of a relevant employee’s termination), the Purchaser shall take all actions required so that each employee of the Company and its Subsidiaries (determined as of the Closing Date) who continues in employment with the Company and its Subsidiaries immediately following December 31, 2018 receives (x) base compensation or wages, and cash bonus opportunities (excluding any equity or equity-related bonus opportunities), that are substantially comparable to the compensation or wages and cash bonus opportunities provided by the Purchaser or its Subsidiaries to their similarly situated employees, (y) benefits (excluding any defined benefit pension, equity or equity-related, nonqualified deferred compensation, and post-termination or retiree welfare benefit plans and arrangements, subject to applicable Laws and the terms of any collective bargaining agreement, individual employment agreement or individual pension agreement) that are substantially comparable in the aggregate to those benefits provided by the Purchaser or its Affiliates to their similarly situated employees, and (z) severance benefits that are substantially comparable in the aggregate to those severance benefits provided by the Purchaser or its

Subsidiaries to their similarly situated employees (except for the severance benefits to be provided pursuant to the arrangements set forth on Schedule 7.08(a), which shall not be terminated by the Purchaser or its Affiliates without the consent of the applicable individual at any time). Notwithstanding anything to the contrary in this Section 7.08, with respect to any employees based outside of the United States, the Purchaser agrees to honor all pension benefits due to non-US employees pursuant to the terms of individual employment agreements and individual pension agreements through December 31, 2019 and the Purchaser’s obligations under this Section 7.08 shall be modified to the extent necessary to comply with applicable Laws of the jurisdictions in which such employees are based. For the avoidance of doubt, this Section 7.08 shall apply only with respect to employee benefits to be provided following the Closing Date and shall not have the effect of reducing any benefits (including defined benefits) already accrued as of the Closing Date, and shall not be deemed to reduce any payments or benefits owed pursuant to the terms of any collective bargaining agreement.

(b) Notwithstanding the foregoing, the Purchaser shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, honor and cause to be paid all annual bonus and commission payments of all employees of the Company and its Subsidiaries with respect to the performance period prior to the Closing Date in accordance with their terms as in effect as of immediately prior to the Closing Date.

(c) Nothing contained in this Section 7.08 shall obligate the Purchaser, the Company, or any of the Company’s Subsidiaries to continue the employment of any employee of, or the service relationship of, or any particular term of employment of, any other service provider to, the Company or any of its Subsidiaries for any period of time after the Closing, and this Section 7.08 shall not be construed to limit the ability of the Purchaser, the Company, or any of the Company’s Subsidiaries to terminate the employment of any employee of, or the service relationship of any other service provider to, the Company or any of its Subsidiaries following the Closing in accordance with applicable Law and any pre-existing contractual relationship. Further, this Section 7.08 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 7.08, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.08 or be construed as an amendment, waiver, termination, or creation of any benefit or compensation plan, program, agreement, Contract, policy, or arrangement of the Purchaser, the Company, or any of the Company’s Subsidiaries, or to limit the ability of the Purchaser to establish, amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement in accordance with applicable Law.

7.09 Stock Exchange Listing. The Purchaser shall use its reasonable best efforts to cause the Purchaser Class A Common Stock (including shares of Purchaser Class A Common Stock issuable upon conversion of the Purchaser Class B Common Stock to be issued by the Purchaser to the Seller as Stock Consideration) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

7.10 Transfer Agent Procedures; Registration Statement.

(a) The Purchaser shall, prior to the Closing Date, develop a process with its transfer agent to provide for the conversion of the Purchaser Class B Common Stock issued pursuant to this Agreement into Purchaser Class A Common Stock following the Seller’s request therefor in connection with any sales of Purchaser Shares by Seller or its Affiliates to a third party (and in compliance with the Shareholders Agreement).

(b) The Purchaser shall, prior to the Closing Date, file with the SEC an automatically effective shelf registration statement on Form S-3 (the “S-3ASR”) relating to the offer and resale of the Purchaser Shares at any time in accordance with the methods of distribution set forth in the “Plan of Distribution” section of such S-3ASR; provided that in the event that the Purchaser is not, prior to the Closing Date, eligible to file an S-3ASR, the Purchaser shall, on the Closing Date, file with the SEC a shelf registration statement on Form S-3 (a “Shelf Registration Statement”) and use its reasonable best efforts to cause such Shelf Registration Statement to promptly be declared or otherwise become effective, but in no event later than thirty (30) days following the Closing Date; provided further that if on the Closing Date, the Purchaser is not eligible to use a Shelf Registration Statement, the Purchaser shall file, on the Closing Date, such other registration statement to permit the resale of the Purchaser Shares as may be available to the Purchaser and use its reasonable best efforts to cause such registration statement to promptly be declared or otherwise become effective, but in no event later than 30 days from the Closing Date. Prior to the Closing Date, the Purchaser shall use its reasonable best efforts to comply with all requirements of the Securities Act and Exchange Act necessary to maintain its eligibility to file the S-3ASR.

ARTICLE VIII

ADDITIONAL COVENANTS

8.01 Purchaser Stockholder Meeting; Proxy Statement.

(a) Unless this Agreement is terminated in accordance with Section 9.01, the Purchaser shall, in accordance with applicable Law, the rules of the NYSE and the Purchaser’s organizational documents, take the following actions:

(i) establish a record date, duly call, give notice of, convene and hold a meeting of holders of Purchaser Common Stock (the “Purchaser Stockholder Meeting”) as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the approval of the Stock Consideration Issuance, the Purchaser Charter Amendment and other matters related to the transactions contemplated by this Agreement. In relation to the Purchaser Stockholder Meeting and the conduct of business thereat, the Purchaser shall comply with its certificate of incorporation and bylaws and applicable Law; and

(ii) prepare and file with the SEC, not more than one hundred twenty (120) days after the date of this Agreement, a proxy statement relating to the solicitation of proxies from the holders of Purchaser Common Stock for approval of the Stock Consideration Issuance, the Purchaser Charter Amendment and other matters related to the transaction (the “Proxy Statement”) (provided, that if the Seller or the Company breaches this Section 8.01 or Section 8.02, such period shall be extended for each day the Seller or the Company is in such breach), and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and mailed to its stockholders as promptly as reasonably practical after such clearance. The Purchaser shall include in the Proxy Statement (and any supplement or amendment thereto) the Purchaser Board Recommendation (subject to Section 7.02(c) and Section 7.02(d)) and shall use its reasonable best efforts to solicit proxies from its stockholders to obtain the Purchaser Stockholder Approval.

(b) The Company and the Seller shall reasonably cooperate in the preparation of the Proxy Statement and shall promptly (and in any event no later than thirty (30) days after the date of the Purchaser’s written request therefor) provide to the Purchaser all information regarding the Company and the Seller or any of their respective Affiliates (including the information covered by Section 8.02(a) and all other historical financial statements of and other information relating to the Company and the Seller which may be required pursuant to Schedule 14A, the Exchange Act, Regulation S-K or Regulation S-X) that is required by applicable Law in connection with the preparation and filing of the Proxy Statement and any amendment or supplement thereto. The Parties agree to the matters set forth on Schedule 8.01(b).

(c) The Purchaser shall promptly notify the Company and the Seller of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide the Company and the Seller with copies of all correspondence between the Purchaser and the SEC with respect to the Proxy Statement. The Purchaser, the Company and the Seller shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Proxy Statement. Prior to the submission of the Proxy Statement (and any supplement or amendment thereto) and all responses to the SEC, the Purchaser shall reasonably cooperate and provide the Company and the Seller and their legal counsel with a reasonable opportunity to review and comment on the Proxy Statement and any responses to the SEC and shall give reasonable consideration to any comments the Company and the Seller may provide (it being understood that the Company and the Seller shall provide any such comments reasonably promptly). The Proxy Statement (or any supplement or amendment thereto) will not be filed or disseminated without the approval of the Company and the Seller, such approval not to be unreasonably withheld, conditioned or delayed. Subject to the foregoing, the Purchaser shall use its reasonable best efforts to have the comments of the SEC (if any) on the Proxy Statement (and any supplement or amendment thereto) addressed to the satisfaction of the SEC, and the definitive Proxy Statement filed as promptly as reasonably practicable.

(d) The Purchaser agrees, as to itself and its Subsidiaries, that the Proxy Statement and any amendment or supplement thereto (i) shall comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) shall not, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Purchaser Common Stock and at the time of the Purchaser Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that this covenant does not apply with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of the Company or the Seller or any of their respective Affiliates. If any event occurs with respect to the Purchaser, or any change occurs with respect to other information supplied by the Purchaser for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Purchaser shall promptly notify the Company and the Seller of such event, and the Purchaser, the Company and the Seller shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Purchaser Common Stock.

(e) The Company and the Seller agree that none of the information supplied or to be supplied in writing by or on behalf of the Company and the Seller or their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement shall, at the time of mailing (or availability pursuant to Rule 14a-16 under the Exchange Act) of the Proxy Statement or any amendments or supplements thereto to the holders of Purchaser Common Stock and at the time of the Purchaser Stockholder Meeting, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If any event occurs with respect to the Company and the Seller, or any change occurs with respect to other information supplied by the Company and the Seller for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company and the Seller shall promptly notify the Purchaser of such event, and the Purchaser, the Company and the Seller shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Purchaser Common Stock.

8.02 Cooperation with a Qualified Offering; Company Financial Statements.

(a) As promptly as reasonably practical after the date of this Agreement (and, with respect to the Proxy Statement, in any event no later than thirty (30) days after the date of the Purchaser’s written request therefor), the Company shall deliver to the Purchaser such financial statements and other financial information of the Company and its Subsidiaries as are required by the SEC to be included in, or otherwise filed with the SEC in connection with the preparation and filing of, the Proxy Statement and/or the Cash Election Registration Statement, which may include (i) audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2017, December 31, 2016 and December 31, 2015, (ii) audited statements of operations, cash flows and stockholders’ equity of the Company and its consolidated Subsidiaries for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, including any notes thereto, in each case, reported on by Grant Thornton LLP (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition and results of operations, in each case, of the applicable company and its Subsidiaries (taken as a whole) as of the dates and for the periods referred to therein, (iii) unaudited consolidated balance sheets of the Company and its consolidated Subsidiaries as of the end of any fiscal quarters ended subsequent to December 31, 2017 and prior to the Closing Date, and the related unaudited consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries, in each case (of this clause (iii)) together with a comparable period for the prior year, such that the most recent financial information provided by this section is no more than 134 days old, in form satisfying the requirements of PCAOB AU Section 722, Interim Financial Information (SAS 100) and (iv) selected financial information of the Company and its consolidated Subsidiaries (in accordance with Item 301 of Regulation S-K promulgated under the Securities Act) for each of the fiscal years in the five-year period ended December 31, 2017 and for any fiscal quarter ended subsequent to December 31, 2017 for which financial information is provided pursuant to clause (iii) above and prior to the Closing Date. In addition, following the date of this Agreement and prior to the Closing, the Company shall deliver, within fifteen (15) Business Days after the end of each month, to the Purchaser copies of monthly, unaudited consolidated financial statements of the Company and its Subsidiaries in the form of the “Results Review” posted in the online data room.

(b) Subject to Section 1.03(d) and the Seller’s and the Company’s compliance with their respective obligations pursuant to this Section 8.02, as promptly as reasonably practicable following the date on which a Purchaser Funding Adjustment Notice or Seller Funding Adjustment Notice, as applicable, is delivered pursuant to Section 1.03, the Purchaser shall prepare and file a registration statement on Form S-3 (or, if the Purchaser is not then eligible to use Form S-3, Form S-1) (together with any supplements or amendments thereto, the “Cash Election Registration Statement”) with the SEC in connection with the sale of Purchaser Common Stock to finance the payment of the Purchase Price pursuant to Section 1.03 and shall take all necessary actions to have the Cash Election Registration Statement declared effective under the Securities Act as soon as reasonably practical.

(c) The Company and the Seller shall reasonably cooperate in the preparation of the Cash Election Registration Statement and shall promptly provide to the Purchaser all information regarding the Company and the Seller or any of their respective Affiliates (including all historical financial statements of and other information relating to the Company and the Seller which may be required pursuant to Form S-3, the Securities Act, Regulation S-K or Regulation S-X) that is required by applicable Law in connection with the preparation and filing of the Cash Election Registration Statement and any amendment or supplement thereto, including any audited financial statements or unaudited financial statements of the Company and the Seller, any Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the Company and the Seller, in each case as may be required by applicable SEC rules and regulations for inclusion in the registration statement with respect thereto or as may be reasonably requested by the Purchaser in the event the Qualified Offering is conducted as a private placement. The Company and the Seller also agree to reasonably cooperate with the Purchaser and its counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s and the Seller’s legal counsel and independent auditors in connection with the Qualified Offering.

(d) The Purchaser shall promptly notify the Company and the Seller of the receipt of any comments of the SEC with respect to the Cash Election Registration Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide the Company and the Seller with copies of all correspondence between the Purchaser and the SEC with respect to the Cash Election Registration Statement. The Purchaser, the Company and the Seller shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Cash Election Registration Statement. The Purchaser shall advise the Company and the Seller, promptly after receipt of notice thereof, of the time of effectiveness of the Cash Election Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Purchaser Common Stock, and each of the Purchaser, the Company and the Seller shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Prior to the submission of the Cash Election Registration Statement (and any supplement or amendment thereto) and all responses to the SEC, the Purchaser shall reasonably cooperate and provide the Company and the Seller and their legal counsel with a reasonable opportunity to review and comment on any summary of or reference to this Agreement and the transactions contemplated hereby, and any of the Company or the Seller or any of their respective Affiliates in the form and context in which any such reference appears and shall give reasonable consideration to any comments the Company and the Seller may provide. The Cash Election Registration Statement (or any supplement or amendment thereto) will not be filed without the approval of the Company and the Seller, such approval not to be unreasonably withheld, conditioned or delayed (provided that any failure of the Company to provide such consent shall relieve the Purchaser from any Claim for breach of this Agreement relating to a failure or delay in filing). Subject to the foregoing, the Purchaser shall use its reasonable best efforts to have the comments of the SEC on the Cash Election Registration Statement (and any supplement or amendment thereto) addressed to the satisfaction of the SEC, and Cash Election Registration Statement declared effective as promptly as reasonably practicable.

(e) The Purchaser agrees that the Cash Election Registration Statement and any amendment or supplement thereto (i) shall comply in all material respects with the Purchaser’s certificate of incorporation and by-laws, (ii) shall comply in all material respects with the applicable provisions of the Securities Act and the listing rules of the New York Stock Exchange and (iii) shall not, at the time the Cash Election Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act or its time of first use, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, provided that this covenant does not apply with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of any of the Company or the Seller or any of their respective Affiliates. If any event occurs with respect to the Purchaser, or any change occurs with respect to other information supplied by the Purchaser for inclusion in the Cash Election Registration Statement, which is required to be described in an amendment of, or a supplement to, the Cash Election Registration Statement, the Purchaser shall promptly notify the Company and the Seller of such event, and the Purchaser, the Company and the Seller shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Cash Election Registration Statement.

(f) The Company and the Seller agree that none of the information supplied or to be supplied in writing by or on behalf of the Company and the Seller or their respective Affiliates for inclusion or incorporation by reference in the Cash Election Registration Statement shall, at the time the Cash Election Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. If any event occurs with respect to the Company and the Seller, or any change occurs with respect to other information supplied by the Company and the Seller for inclusion in the Cash Election Registration Statement, which is required to be described in an amendment of, or a supplement to, the Cash Election Registration Statement, the Company and the Seller shall promptly notify the Purchaser of such event, and the Purchaser, the Company and the Seller shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Cash Election Registration Statement.

(g) If this Agreement is terminated in accordance with its terms (other than due to a material breach of this Agreement by the Seller or the Company, including a termination pursuant to Section 9.01(g)), the Purchaser shall reimburse the Seller and the Company for their participation and assistance contemplated by this Section 8.02 (including the preparation and delivery of financial statements that would not otherwise be prepared by the Seller and the Company (including its Subsidiaries)).

8.03 Financing Assistance.

(a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries and their respective officers, directors and employees to, use reasonable best efforts to provide such customary or necessary cooperation in connection with the arrangement and implementation of the Debt Financing as the Purchaser may reasonably request from time to time, upon reasonable advance notice, including:

(i) assisting with the preparation of Offering Documents;

(ii) preparing and furnishing to the Purchaser and the Debt Financing Sources as promptly as practicable all Required Financial Information;

(iii) having the Company designate a member of senior management of the Company to execute customary authorization letters with respect to the Offering Documents relating to the “bank” financing that authorize the distribution of information to prospective lenders, and identify any portion of such information that constitutes material, non-public information regarding the Company and its Subsidiaries or their respective securities (if the Company and its Subsidiaries were reporting companies), and participate, during normal business hours and upon reasonable advance notice, in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Debt Financing, including (x) direct contact between such senior management of the Company and its Subsidiaries and Debt Financing Sources and other potential lenders and investors in the financing, (y) otherwise cooperating with the marketing efforts for any of the Debt Financing and (z) assisting Purchaser and the Debt Financing Sources with obtaining ratings as contemplated by the Debt Financing;

(iv) in the event the Debt Financing includes an offering of debt securities, requesting its independent auditors to cooperate with the Purchaser to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries;

(v) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents (including any customary schedules) and customary closing certificates as may be required by the Debt Financing (including a certificate of an appropriate officer of the Company with respect to solvency of the Company on a consolidated basis);

(vi) facilitating the pledging of collateral for the Debt Financing, including assistance with any collateral documents that involve a third party, including landlord waivers or deposit account control agreements, if applicable;

(vii) furnishing the Purchaser and the Debt Financing Sources at least three (3) Business Days prior to the Closing Date (solely to the extent requested at least fifteen (15) Business Days prior to the Closing Date) with all documentation and other information required by Government Officials with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; and

(viii) reasonably cooperating with the Purchaser, and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Purchaser to permit the consummation of the Debt Financing.

(b) Notwithstanding anything to the contrary in this Section 8.03:

(i) nothing in this Section 8.03 will require any cooperation to the extent the same would (A) unreasonably interfere with the ongoing operations of the Company and/or its Subsidiaries, (B) cause any director, officer or employee of the Company or any of its Subsidiaries or any Representatives to incur any personal liability, (C) without limiting the scope of its obligations pursuant to Section 8.03(a)(ii), require the Company to prepare pro forma financial statements or change any fiscal period, (D) require the Company or any of its Subsidiaries to cause its legal counsel to deliver any legal opinions, or (E) reasonably be expected to conflict with, violate, breach or otherwise contravene (1) any Law and/or (2) any Company Material Contract;

(ii) neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment or other fee or have any liability or obligation, including any indemnification obligation, under any agreement or any document related to any Debt Financing, in each case, until the Closing, or (B) incur any cost or expense unless such cost or expense is promptly reimbursed by the Purchaser to the Seller (and in any event no later than the termination of this Agreement in accordance with Section 9.01); and

(iii) none of the Seller, the Company (or any of its Subsidiaries) and their respective Representatives shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document (except any authorization letters delivered pursuant to Section 8.03(a)(iii) and any certificate contemplated by Section 8.03(a)(v)), with respect to the Debt Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which the Debt Financing is obtained or pledge any collateral with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing.

(c) Following the Purchaser’s written request, not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser payoff letters in customary form from the lenders (or their applicable representative), which payoff letters shall be reasonably acceptable to the Purchaser, with respect to the Company Indebtedness set forth on the Company Indebtedness Payoff Schedule or other Company Indebtedness to be repaid at the Closing, stating the amounts required to pay in full the obligations of the Company and its Subsidiaries thereunder and to effect the release of any related Liens and/or other security interests (subject to the payment thereof at Closing).

(d) From time to time upon the Purchaser’s written request, the Company will deliver to the Purchaser a report setting forth (i) a calculation of the Company’s Consolidated Net Income and EBITDA (in each case, as defined in and calculated in accordance with the definitions of such terms in each of the Company Indentures) as if the date of the report was the determination date for purposes of the Company Indentures, (ii) total cash and cash equivalents and other current assets as of the date specified by the Purchaser, and (iii) such other financial information regarding the Company as the Purchaser may reasonably request in connection with its activities relating to the Debt Financing.

(e) Promptly following the written request of the Seller, the Purchaser shall reimburse the Seller for any reasonable, documented out-of-pocket expenses (including reasonable attorneys’ fees) incurred by the Company and/or any of its Subsidiaries in connection with the assistance required by this Section 8.03. The Purchaser shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of any Debt Financing and any information utilized in connection therewith. All material non-public information regarding the Company and its Subsidiaries provided to the Purchaser or its Representatives pursuant to this Section 8.03 shall be kept confidential by them in accordance with the Confidentiality Agreement.

8.04 Financing Obligation of the Purchaser.

(a) The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Debt Financing on the terms and conditions set forth in the Debt Financing Commitment Letters, including by using reasonable best efforts to (i) maintain in effect the Debt Financing and the Debt Financing Commitment Letters, (ii) negotiate and enter into definitive financing agreements with respect to the Debt Financing that are on terms and conditions (including the market flex provisions) no less favorable to the Purchaser than those contained in the Debt Financing Commitment Letters, or, if available, on other terms that are acceptable to the Purchaser and would not (A) reasonably be expected to adversely affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement, (B) reduce the aggregate amount of the Debt Financing to fund the amounts required to be paid by the Purchaser under this Agreement below the amount required to consummate the transactions contemplated by this Agreement, (C) impose new or additional conditions or expand upon (or amend or modify in any manner adverse to the interests of the Seller or the Company) the conditions precedent to the Debt Financing as set forth in the Debt Financing Commitment Letters or (D) reasonably be expected to delay the Closing, (iii) satisfy on a timely basis all conditions applicable to the Purchaser contained in the Debt Financing Commitment Letters (other than any condition where the failure to be so satisfied is primarily the result of the Company’s failure to provide the cooperation described in Section 8.03), including the payment of any commitment, engagement, or placement fees required as a condition to the Debt Financing, (iv) consummate the Debt Financing at or prior to the date that the Closing is required to be effected in accordance with Section 1.04, and (v) comply with its obligations under the Debt Financing Commitment Letters. Subject to the terms and upon satisfaction of the conditions set forth in the Debt Financing Commitment Letters, the Purchaser shall use its reasonable best efforts to cause the lenders and the other Persons providing such Debt Financing to provide the Debt Financing on the Closing Date and shall fully enforce the counterparties’ obligations and its rights under the Debt Financing Commitment Letters by all available means to cause the lenders under the Debt Financing to fund in accordance with their respective commitments. The Purchaser shall provide to the Company copies of the Debt Financing Commitment Letters and any amendments thereto and shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the financing process relating thereto. In the event that the Purchaser seeks to enforce its rights under the Debt Financing Commitment Letters or the definitive agreements entered into in connection therewith and/or cause the financing sources to fund the Debt Financing (any such action, a “Financing Action”), the Purchaser shall (x) keep the Seller reasonably informed of the status of the Financing Action and (y) at the reasonable request of the Seller, shall make the Purchaser’s employees and Representatives available to discuss the status of, and developments with respect to, the Financing Action.

(b) Without limiting the generality of the foregoing, the Purchaser shall provide the Company with prompt written notice (i) of any breach or default by any party to the Debt Financing Commitment Letters or definitive agreements related to the Debt Financing of which the Purchaser become aware, (ii) of the receipt of (A) any written notice or (B) other written communication, in each case from any Debt Financing Source with respect to any (I) breach, default, termination or repudiation by any party to the Debt Financing Commitment Letters or the definitive agreements related to the Debt Financing of any provision of the Debt Financing Commitment Letters or the definitive agreements related to the Debt Financing, (II) material dispute or disagreement between or among any parties to the Debt Financing Commitment Letters or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, and (iii) if at any time for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions contemplated by the Debt Financing Commitment Letters or definitive agreements related to the Debt Financing. As soon as reasonably practicable, the Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

(c) Prior to the Closing, the Purchaser shall not, without the prior written consent of the Seller, agree to, or permit, any amendment or modification of, or waiver or consent under, any Debt Financing Commitment Letter or other documentation relating to the Debt Financing which would (i) reasonably be expected to adversely affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement, (ii) reduce the aggregate amount of the financing to fund the amounts required to be paid by the Purchaser under this Agreement below the amount required to consummate the transactions contemplated by this Agreement, (iii) impose new or additional conditions or expand upon (or amend or modify in any manner adverse to the interests of the Seller or the Company) the conditions precedent to the Debt Financing as set forth in the Debt Financing Commitment Letters, or (iv) reasonably be expected to delay the Closing; provided that, the Debt Financing Commitment Letters or such documentation may be amended to add additional Debt Financing Sources. For purposes of Section 8.03 (Financing Assistance), Section 8.04 (Financing Obligation of the Purchaser), Section 11.07 (Amendment and Waiver), Section 11.09 (Third-Party Beneficiaries), Section 11.10 (Waiver of Trial by Jury), Section 11.15 (Governing Law), and Section 11.16 (Consent to Jurisdiction), the definitions of “Debt Financing Commitment Letter” and “Debt Financing” shall include the Debt Financing or the Replacement Financing, as applicable, or documents related thereto as permitted to be amended or modified by this Section 8.04. Upon any amendment or modification of the Debt Financing Commitment Letters in accordance with this Section 8.04(c), the Purchaser shall promptly deliver to the Seller copies of any such amendment or modification.

(d) If, notwithstanding the use of reasonable best efforts by the Purchaser to satisfy its obligations under this Section 8.04, the Debt Financing or the Debt Financing Commitment Letters (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing, in whole or in part, for any reason, and such portion is reasonably required to fund the amounts contemplated to be paid by the Purchaser pursuant to this Agreement, the Purchaser shall (i) promptly notify the Company of such expiration, termination, or unavailability and the reasons therefor and (ii) use its reasonable best efforts promptly to arrange for alternative financing (“Replacement Financing”) (which, together with unrestricted cash on hand, shall be sufficient to pay the Required Closing Amount from other sources and shall not, without the prior consent of the Seller, (A) impose any new or additional condition or otherwise expand any condition to the receipt of the Debt Financing or (B) otherwise be on terms and conditions that are materially less favorable to the Purchaser from a conditionality or enforceability perspective than the terms and conditions of the Debt Financing Commitment Letters) to replace the financing contemplated by such expired, terminated, or unavailable commitment or arrangement or any portion thereof. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 8.04 shall require, and in no event shall the reasonable best efforts of the Purchaser be deemed or construed to require, the Purchaser to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Financing Commitment Letter (including the market flex provisions), or agree to any market flex term less favorable to the Purchaser or the Company than such corresponding market flex term contained in or contemplated by the Debt Financing Commitment Letter (in either case, whether to secure waiver of any conditions contained therein or otherwise). Copies of any new financing commitment letter and any agreements related thereto entered into in connection with any Replacement Financing (including any related fee letter (with fee amount redacted to the extent required by the applicable financing source)) shall be promptly provided to the Seller. In such event, (1) the term “Debt Financing” will be deemed to include any Replacement Financing and (2) the term “Debt Financing Commitment Letter” will be deemed to include any commitment letters with respect to such Replacement Financing.

8.05 Regulatory Filings; Consents.

(a) In furtherance and not in limitation of the foregoing, the Purchaser (and with respect to the filings under the HSR Act, the Seller and the Company) shall make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within ten (10) Business Days after the date of this Agreement and (ii) file or cause to be filed appropriate filings or draft filings, notices or applications (where required by the relevant Antitrust Laws or where pre-notification or equivalent procedures are mandatory or advisable) under the other Antitrust Laws set forth on Schedule 8.05(a) with respect to this Agreement and the transactions contemplated herein as soon as reasonably practicable. Each of the Seller, the Company and the Purchaser shall use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing (including with respect to information requests received from the relevant Governmental Entity following submission of the relevant filings, submissions or notices), and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods and obtain all consents in connection with the foregoing as soon as reasonably practicable.

(b) Except as prohibited by applicable Law or Order, each of the Purchaser, the Seller and the Company shall use its reasonable best efforts to (i) cooperate reasonably with each other in connection with any filing or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated hereby, (ii) promptly inform the other parties of (and, if in writing, supply to the other parties’ legal counsel) any material communication, other than any ministerial communications, received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Entity (foreign or domestic), in each case regarding any of the transactions contemplated hereby, (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act or filings under other Antitrust Laws in discussions with or filings to be submitted to any Governmental Entity, (iv) permit the other parties’ legal counsel to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to filings under the HSR Act, (v) coordinate with the other parties’ legal counsel in preparing and exchanging such information and promptly provide the other parties’ legal counsel with copies of all filings, presentations or material submissions (and a summary of any oral presentations) made by such party with any Governmental Entity relating to this Agreement or the transactions contemplated hereby under the HSR Act and such other Antitrust Laws, which may be redacted for confidential information or otherwise shared on an outside counsel only basis, and (vi) to the extent permitted by the Governmental Entity, participate in material meetings, presentations, consultations, and discussions related to obtaining clearances required in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary herein, the Purchaser shall, on behalf of the parties, have control over and lead the strategy for obtaining any clearances required in connection with the transactions contemplated hereby and shall take the lead in all joint meetings and communications with any Governmental Entity in connection with obtaining such clearances and in any litigation under the HSR Act or other Antitrust Law; provided, that the Purchaser shall, to the extent reasonably practicable, consult in advance with the Seller and the Company and consider in good faith the Seller’s and the Company’s views regarding the overall strategic direction of any such approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such approvals, as applicable.

(c) Unless prohibited by applicable Law or Order or by the applicable Governmental Entity, each of the Seller and the Company, on one hand, and the Purchaser, on the other hand, shall (i) to the extent reasonably practicable and permissible by the relevant Governmental Entity, not participate in or attend any material meeting, or engage in any material conversation (other than ministerial conversations) with any Governmental Entity in respect of the transactions contemplated hereby without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such party is prohibited by applicable Law or Order or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, or it has not been reasonably practicable to include the non-participating party, keep such non-participating party reasonably apprised with respect thereto.

(d) Nothing in this Agreement shall obligate the Purchaser (including any of its Subsidiaries or Affiliates) to (i) agree to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Membership Interests), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or any Subsidiary of the Company; (ii) agree to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and any Subsidiary of the Company, or (B) to control their respective businesses or operations or the businesses or operations of the Company and any Subsidiary of the Company; (iii) otherwise take or commit to take any other action that would limit the Purchaser’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Purchaser or the Company (including any of their respective Subsidiaries), in each case to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under the HSR Act or other Antitrust Law or to avoid the commencement of any action to prohibit the transactions contemplated hereby under the HSR Act or other Antitrust Law; or (iv) contest and resist any such action or proceeding, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any action or proceeding seeking to prohibit the transactions contemplated hereby or delay the Closing beyond the Termination Date, or to seek to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby; provided that the Purchaser shall be obligated, if doing so is reasonable taking into account the economic consequences of the effects of Section 8.16 if such actions were not taken, to take ministerial actions, agree to immaterial restrictions on the conduct of a particular business of the Company (subject to the reasonable availability of relief therefrom or expiration thereof) or make payments of fees in de minimis amounts, in each case, to the extent required by any Governmental Entity in connection with obtaining applicable approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required by Antitrust Laws thereof, or to avoid the commencement of any action to prohibit the transactions contemplated hereby under such Antitrust Laws.

8.06 Press Releases and Communications. The initial press release announcing this Agreement, any ancillary agreements and the transactions contemplated herein shall be in substantially the form mutually agreed upon by the Purchaser, the Company and the Seller. No other press release, public announcement or public filing related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company or its Subsidiaries, shall be issued or made by any Party hereto without the joint approval of the Purchaser, the Company and the Seller (which approval shall not be unreasonably withheld, conditioned or delayed), unless required by Law or stock exchange rules; provided that (x) no Party shall be required to obtain approval or provide materials for review in respect of information that has previously been made public without breach of the obligations under this Section 8.06 and contained in the applicable press release, announcement, public filing or communication and (y) the Purchaser shall not be required to obtain approval or provide materials for review with respect to any matters referred to in, and made in compliance with, Section 7.02. In the event that any such additional press release, public announcement or public filing is required by or advisable under applicable Law or stock exchange rules, the Party obligated to make such press release, public announcement or public filing shall use its reasonable best efforts to provide the other Party with reasonable advance notice of such requirement and the content of the proposed press release, announcement or filing and a reasonable opportunity to review and comment on such release, announcement or filing and consider in good faith any comments with respect thereto. The Parties understand and agree that the Purchaser intends to publicly disclose the existence and terms of this Agreement and the transactions contemplated hereby subsequent to the execution of this Agreement.

8.07 Spin-Off.

(a) Following the Closing, the Purchaser shall, subject to the Purchaser Board’s fiduciary duties under applicable Law, use its reasonable best efforts to pursue a reorganization of its business into two separate businesses, representing “Powertrain Technology” and “Aftermarket & Ride Performance” and distribute the Equity Interests representing one of such businesses to the Purchaser’s stockholders (the “Spin-Off”), and consummate the Spin-Off within eighteen (18) months of the Closing Date.

(b) If the Purchaser consummates the Spin-Off, the Principal Stockholder shall, and shall cause each of its Affiliates that holds (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Purchaser Class A Common Stock or Purchaser Class B Common Stock at the consummation of the Spin-Off, to enter into the shareholders agreements in the form of Exhibit D and Exhibit E at such time; provided that this covenant shall not be effective if, at the consummation of the Spin-Off, neither the Principal Stockholder nor any of its Affiliates holds (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Purchaser Class A Common Stock or Purchaser Class B Common Stock.

(c) If the Purchaser determines to consummate the Spin-Off in accordance with this Section 8.07, the Parties shall take such actions and deliver such representations (including those actions and representations set forth on Schedule 8.07(c)) reasonably necessary (and commonly required in connection with tax-free spin-off transactions pursuant to Section 355 of the Code) to allow the Purchaser to obtain (i) the opinion of Kirkland & Ellis LLP and KPMG LLP and/or (ii) a private letter ruling from the IRS, in each case, reasonably satisfactory to the Purchaser, to the effect that the Spin-Off will qualify as a reorganization within the meaning of Sections 368(a) and 355 of the Code in which no gain or loss is recognized by the Purchaser (or its Affiliates) or its shareholders (the “Intended Spin-Off Tax Treatment”).

8.08 Transfer Taxes. The Purchaser will be responsible for all transfer, documentary, sales, use, stamp, registration and other such Taxes (including, for the avoidance of doubt, the German RETT), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement; provided that the Seller will be solely responsible for all Transfer Taxes to the extent incurred prior to the Closing in connection with the consummation of the Pre-Closing Restructuring.

8.09 Labor Matters. The Purchaser and the Company shall cooperate reasonably and in good faith to, and the Company and each of its Subsidiaries shall (a) use their reasonable best efforts to satisfy any notice, consultation or bargaining obligations owed to any employees or employee representatives under any collective bargaining agreement or other Contract and (b) satisfy any notice, consultation or bargaining obligations owed to any employees or employee representatives under applicable Law; provided that the Company and each of its Subsidiaries shall (and shall cause its respective Affiliates) permit the Purchaser to review reasonably in advance (and consider in good faith and incorporate the reasonable comments of the Purchaser to) any proposed communication in respect of the foregoing, and promptly provide the Purchaser with copies of all substantive correspondence, filings or communications made or received by the Company and each of its Subsidiaries or any of its representatives with respect to the foregoing.

8.10 Certain Seller Liabilities. The Seller shall be fully responsible for, and shall hold the Purchaser, the Company, and its Subsidiaries harmless from, any liability or loss of the Purchaser, the Company, or its Subsidiaries resulting from (it being understood that, solely in the case of Sections 8.10(b), 8.10(c) and 8.10(d), the Purchaser shall be required to make a Claim in writing to the Seller in respect thereof on or prior to the date that is five (5) years after the Closing Date):

(a) the Company or any of its Subsidiaries being treated as an ERISA Affiliate of the Seller or any other Person, trade or business owned by the Seller, except with respect any liability of any Company Benefit Plan;

(b) any Hazardous Substance present at, on, under or emanating from the Company Owned Real Property in Le Pont de Claix, France to the extent any such liability or loss (i) exceeds $1,140,000 and (ii) results from any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction pursuant to Environmental Law in effect as of the Closing Date and based upon the industrial use of the Le Point de Claix, France property as conducted as of the Closing Date or otherwise affirmatively required under applicable Environmental Law in effect as of the Closing Date and based upon the industrial use of the Le Pont de Claix, France property as conducted as of the Closing Date; provided, that the Seller shall not bear any such liability or losses that exceed $8,000,000 in the aggregate for all such Claims covered by this Section 8.10(b); provided further, that the Purchaser and its Subsidiaries (including the Company after the Closing) shall not have taken any invasive actions, including no subsurface investigation or sampling, on such Company Owned Real Property covered by this Section 8.10(b) without the Seller’s prior written consent, and any such invasive actions by Purchaser or its Subsidiaries (including the Company after the Closing) without Seller’s consent shall void the indemnity provided in this Section 8.10(b) in its entirety provided that subject to Seller’s prior written consent, Purchaser and its Subsidiaries (including the Company after the Closing) may take the following actions: (x) any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction acting pursuant to and imposing monitoring and/or remediation required by applicable Environmental Law in effect as of the Closing Date and based upon the industrial use of the Le Pont de Claix, France property as of the Closing Date (including such actions conducted in response to facts or conditions reasonably indicating a potentially material and imminent risk to health or the environment)and/or (y) actions necessary for repair or maintenance of structures existing at the Le Pont de Claix property as of the Closing Date (provided the property remains in industrial use); provided further that this Section 8.10(b) shall terminate and be of no further force and effect if, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser or any of its Subsidiaries (including the Company after the Closing) sells or otherwise conveys such Owned Real Property in Le Pont de Claix, France to any third party that does not (1) assume sole liability for any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction or under applicable Environmental Law and (2) demonstrate to Seller’s reasonable satisfaction that such third party has the financial wherewithal to fully discharge such liability;

(c) any Hazardous Substance present at, on, under or emanating from the Company Owned Real Property in Gif-sur-Yvette, France to the extent any such liability or loss (i) exceeds $1,090,000 and (ii) results from any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction pursuant to Environmental Law in effect as of the Closing Date and based upon the industrial use of the Gif-sur-Yvette, France property as conducted as of the Closing Date or otherwise affirmatively required under applicable Environmental Law in effect as of the Closing Date and based upon the industrial use of the Gif-sur-Yvette, France property as conducted as of the Closing Date; provided, that the Seller shall not bear any such liability or losses that exceed $13,000,000 in the aggregate for all such Claims covered by this Section 8.10(c); provided further, that the Purchaser and its Subsidiaries (including the Company after the Closing) shall not have taken any invasive actions, including no subsurface investigation or sampling, on such Company Owned Real Property covered by this Section 8.10(c) without the Seller’s prior written consent, and any such invasive actions by Purchaser or its Subsidiaries (including the Company after the Closing) without Seller’s consent shall void the indemnity provided in this Section 8.10(c) in its entirety provided that subject to Seller’s prior written consent, Purchaser and its Subsidiaries (including the Company after the Closing) may take the following actions: (x) any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction acting pursuant to and imposing monitoring and or remediation required by applicable Environmental Law in effect as of the Closing Date and based on the industrial use of Gif-sur-Yvette, France property as of the Closing Date (including such actions conducted in response to facts or conditions reasonably indicating a potentially material and imminent risk to health or the environment) and/or (y) actions necessary for repair or maintenance of structures existing at the Gif-sur-Yvette property as of the Closing Date (provided the property remains in industrial use); provided further, that this Section 8.10(c) shall terminate and be of no further force and effect if, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser or any of its Subsidiaries (including the Company after the Closing) sells or otherwise conveys such Owned Real Property in Gif-sur-Yvette, France to any third party that does not (1) assume sole liability for any monitoring and/or remediation activity that is required by a Governmental Entity of competent jurisdiction or under applicable Environmental Law and (2) demonstrate to Seller’s reasonable satisfaction that such third party has the financial wherewithal to fully discharge such liability; and

(d) any Claims arising out of conduct alleged in the administrative proceeding(s) initiated by the Conselho Administrative de Defesa Economica (“CADE”) against the Company, including those described in CADE’s Publication No. 10/2016/CHEFIA GAB-SG/SG/CADE and 46/2017/CGAA6/SGA2/SG/CADE that result in liability or losses in excess of $2,000,000 in aggregate for all such Claims covered by this Section 8.10(d); provided, that none of the Purchaser, the Company or its Subsidiaries shall settle any such Claim covered by this Section 8.10(d) for which the Seller would be liable pursuant to this Section 8.10 without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed); provided further, that the Seller shall not bear any such liability or losses that exceed $8,000,000 in the aggregate for all such Claims covered by this Section 8.10(d).

8.11 Purchaser Tax Covenants.

(a) Without the prior written consent of the Seller (which the Seller may withhold in its sole and absolute discretion), the Purchaser shall not make any election under (i) Section 338(g), (ii) Section 338(h)(10) or (iii) Section 336(e) of the Code with respect to the direct or indirect acquisition of any Subsidiary of the Company pursuant to this Agreement.

(b) Without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not take any action on the Closing Date (after the Closing) with respect to the Company or any of its Subsidiaries other than in the ordinary course of business or as contemplated by this Agreement; provided, however, the withholding of such consent shall not be deemed unreasonable if Seller or any of its Affiliates could reasonably be expected to suffer an adverse Tax consequences as a result of such action.

8.12 Purchase Price Allocation. The Purchase Price and any other items, including liabilities of the Company that are treated as purchase price for Tax purposes (collectively, the “Allocable Purchase Price”) shall be allocated between and among the assets of the Company as of the Closing Date in accordance with Section 1060 of the Code. Within one hundred and twenty (120) days following to the Closing Date, the Seller shall deliver to the Purchaser a properly completed allocation of the Allocable Purchase Price among the assets of the Company held as of the Closing Date (the “Allocation Schedule”). The Allocation Schedule shall be deemed final unless the Purchaser notifies the Seller in writing of any disagreement with the Allocation Schedule within thirty (30) days following receipt of such schedule. The Seller and the Purchaser shall cooperate reasonably and in good faith in order to reach agreement as to the allocation of the Allocable Purchase Price. If the Purchaser and the Seller are unable to agree within thirty (30) days of the receipt by the Seller of such written notice, the parties shall retain a nationally recognized accounting or valuation firm to which the Parties agree (the “Independent Accountants”) to resolve their dispute (the Allocation Schedule (if Purchaser does not notify the Seller of any disagreement) or the finally determined allocation schedule (if Purchaser does notify the Seller of one or more disagreements and agreement is reached between the Parties or finally determined by the Independent Accountants), the “Final Allocation Schedule”). Any cost of the Independent Accountants shall be shared equally by the Seller and the Purchaser. The applicable Tax Returns shall be prepared in a manner consistent with the Final Allocation Schedule to the extent permitted by applicable Law. The Purchaser and the Seller, as applicable, shall give prompt notice to the Seller or the Purchaser, as applicable, the commencement of any Tax audit or the assertion of any proposed deficiency or adjustment by any Governmental Entity that challenges the allocation reflected on the Final Allocation Schedule.

8.13 Tax Returns; Cooperation.

(a) To the extent the Company is treated as a partnership for federal income Tax purposes at the time of the Closing, the Seller shall prepare, or cause to be prepared, utilizing a nationally recognized accounting firm as a signing tax return preparer, the IRS Form 1065 (or similar form for state and local Tax purposes) and all other income Tax Returns of the Company for any taxable period ending on (or including) the Closing Date (collectively, the “Seller Prepared Returns”), including an election under Section 754 of the Code (a “Section 754 Election”) for the year including the Closing Date. At least thirty (30) days prior to the due date of any Seller Prepared Return due after the Closing Date that needs to be filed by the

Company, the Seller shall submit such Seller Prepared Return to the Purchaser for the Purchaser’s review and comment (and the Seller shall consider Purchaser’s comments in good faith for purposes of preparing such Seller Prepared Return). The Purchaser shall cause the Company to sign and timely file the Seller Prepared Return in the form submitted by the Seller.

(b) Subject to the last sentence of this Section 8.13(b), the Purchaser and the Seller agree to furnish or cause to be furnished to each other, upon written request, as promptly as practicable, such information and assistance relating to the Company and its Subsidiaries for taxable periods ending on (or including) the Closing Date (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Governmental Entity, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. The Seller and the Purchaser shall cooperate with each other fully, as and to the extent reasonably requested by the other party, in the conduct of any audit or other proceeding relating to the Company and its Subsidiaries for taxable periods ending on (or including) the Closing Date. Notwithstanding anything to the contrary herein, except to the extent solely relating to the Company and its Subsidiaries, the Seller and its Affiliates shall not be required at any time to provide to the Purchaser any right to access or to review any Tax Return or Tax work papers of the Seller, the Affiliated Group of which the Seller is the common parent, or any Affiliate of Seller.

(c) The Purchaser acknowledges and agrees that the Seller may request that the Purchaser cooperate in good faith with the Seller to take such actions as are reasonably necessary to cause, to the extent permitted by applicable Law, the deemed sale of the qualifying assets owned by the Company and/or its Subsidiaries on the Closing Date to be part of a like-kind exchange under Section 1031 of the Code (a “Like-Kind Exchange”) with respect to the Seller; provided that (i) the Purchaser shall not be required to acquire title to any property or otherwise assume any liability which it would not otherwise acquire or assume in connection with the purchase and sale of the Membership Interests contemplated by this Agreement absent such exchange and such exchange shall in no way result in the Purchaser not obtaining any and all assets that it would otherwise obtain directly or indirectly absent such exchange, (ii) the Purchaser shall not incur any unreimbursed cost, expense or liability in connection with such exchange that the Purchaser would not otherwise incur absent such exchange, and (iii) no dates in this Agreement will be extended or otherwise modified as a result of an exchange contemplated under this Section 8.13(c) unless consented to by the Purchaser in writing and, for the avoidance of doubt, the Seller shall not have the right to delay or postpone the Closing with a purpose to facilitate a Like-Kind Exchange without the written consent of the Purchaser.

(d) Any and all existing Tax Sharing Agreements of the Company will be terminated as of the day immediately preceding the Closing Date. From and after the Closing Date, neither the Company nor any Subsidiary will have any payment or other obligation under any Tax Sharing Agreement for any taxable period have any further rights or liabilities thereunder.

8.14 Tax Treatment.

(a) The Purchaser, the Seller and the Company agree that the sale and purchase of the Membership Interests will be treated for U.S. federal income tax purposes and applicable state and local income tax purposes, as a purchase by the Purchaser of all of the assets of the Company (the “Intended Purchase Tax Treatment”). The Purchaser, the Seller and the Company shall not (and shall cause their respective Affiliates not to) take any position on any Tax Return or any other filings, declarations or reports with the Internal Revenue Service and/or other taxing authorities that is inconsistent with the Intended Purchase Tax Treatment unless otherwise required pursuant to a final determination (within the meaning of Section 1313(a) of the Code) or corresponding provision of state, local or foreign Tax Law.

(b) The Parties acknowledge and agree that any Subsidiary of the Company treated as a partnership for U.S. federal income tax purposes shall to the extent a Section 754 Election is not already in effect with respect to any such Subsidiary, make a timely and valid Section 754 Election with respect to the taxable year that includes the Closing.

(c) Either the Purchaser or the Seller may propose changes to the structure of the Purchaser’s acquisition of the Company pursuant to this Agreement (including to the Pre-Closing Restructuring) in order to (i) facilitate achieving the Intended Purchase Tax Treatment and/or the Intended Spin-Off Tax Treatment or (ii) facilitate achieving the Pre-Closing Restructuring and the overall tax efficiency thereof, and the Parties shall consider such proposed changes in good faith and shall use their reasonable best efforts to enter into amendments to this Agreement to effect such changes as may be mutually agreed by the Parties; provided, that no such change shall (A) alter or change the amount, kind or allocation of the Purchase Price provided for in this Agreement, (B) adversely affect the Tax treatment of any of the Parties or their respective shareholders pursuant to this Agreement, (C) materially impede or delay the receipt of any consents or approvals of or the completion of any filings or registrations with any Governmental Entity in connection with the transactions contemplated hereby, or (D) materially impede or delay consummation of the transactions contemplated hereby.

8.15 Confidentiality Agreement. Each of the Purchaser and the Seller agrees and acknowledges that it remains bound by the Amended & Restated Confidentiality Agreement, dated February 22, 2018 (the “Confidentiality Agreement”), and that, notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive and remain in full force and effect in accordance with its terms.

8.16 Non-Material Jurisdictions.

(a) In the event that, at the time the Closing is required to occur pursuant to Section 1.04, (i) (A) an Order is enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity in a Non-Material Jurisdiction or (B) an applicable Law in any Non-Material Jurisdiction shall be in effect, in each case, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or (ii) any approval, consent or consultation required to consummate the transactions contemplated by this Agreement pursuant to the Antitrust Law of any Non-Material Jurisdiction shall not have been obtained or any applicable waiting period thereunder shall not have been terminated or shall not have expired (in each case, a “Non-Material Jurisdiction Adverse Outcome”, then, in each case, (x) the Closing shall proceed (subject to the full satisfaction or waiver of all of the closing conditions set forth in Article II hereof (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions)) in respect of all jurisdictions other than such Non-Material Jurisdictions, and (y) the Purchaser shall pay to the Seller the full amount of Cash Consideration and Stock Consideration pursuant to Section 1.05(b); provided, however, that, at the written request of the Seller, the Purchaser shall reasonably cooperate with the Seller’s efforts to move, isolate or hold separate (as is required in accordance with applicable Law) the assets, business and/or entities of the Company and its Subsidiaries in such Non-Material Jurisdiction so as to enable such Closing to proceed.

(b) Following the Closing, in respect of any Non-Material Jurisdiction in which the Closing has not occurred, the Seller shall use its reasonable best efforts to retain its interest in and title to the assets, business and/or entities of the Company and its Subsidiaries in such Non-Material Jurisdiction; provided that, in such case, the Parties shall negotiate in good faith a customary form of hold separate agreement, which shall provide that, among other things, Seller shall thereafter hold such assets, business and/or entities for the use and benefit of the Purchaser and shall, insofar as reasonably possible and to the extent permitted by Law, take such actions as may be reasonably requested by the Purchaser in order to place the Purchaser in a substantially similar position as if such assets, business and/or entities had been transferred to the Purchaser at the Closing as contemplated hereby so that all the benefits and burdens relating to such assets, business and/or entities, including use, risk of loss, Taxes, potential for gain, and dominion, control and command over such assets, business and/or entities, is to inure from and after the Closing to the Purchaser (it being understood that the reasonable out-of-pocket costs and expenses associated with any such transfers or assignments, including reasonable attorneys’ fees and all recording or similar fees, shall be borne by the Purchaser; provided further that at the Purchaser’s sole cost and expense, the Seller shall reasonably cooperate with the Purchaser’s efforts to consummate the transfer of such assets, business and/or entities from the Seller to the Purchaser in accordance with applicable Law (as and if permissible in accordance therewith).

(c) In the event that, despite the Parties’ efforts in accordance with this Section 8.16 to consummate any transfer not consummated at the Closing, such a transfer shall not be permissible in accordance with applicable Law, the Seller shall reasonably cooperate with Purchaser (in each case at Purchaser’s sole cost and expense) in connection with the Purchaser’s efforts to sell such assets, business and/or entity, it being understood that the Purchaser shall control and direct all aspects of such sale process in its sole discretion. Upon such sale of such assets, business or any such entity to a Person other than the Parties or their respective Affiliates, the Seller shall promptly remit to the Purchaser any consideration received by the Seller and its Affiliates therefor (in each case, net of the Seller’s and such Affiliates’ reasonable costs and expenses incurred in connection therewith), except that the Seller and its Affiliates shall retain any such consideration that exceeds the amount allocated to such business or any such entity as set forth on the Final Allocation Schedule (if any such excess exists). For the avoidance of doubt, the Seller and its Affiliates shall have no liability of any kind to the Purchaser and its Affiliates with respect to any such assets, business and/or entities of the Company and its Subsidiaries (other than with respect to using reasonable best efforts to retain its interest in and title thereto and reasonably cooperating with Purchaser in connection with Purchaser’s efforts to sell such assets, business and/or entity), including for their loss of value or to the extent the consideration received therefor pursuant to the foregoing sentence is less than such amount allocated thereto on the Final Allocation Schedule.

8.17 Further Assurances. From time to time, as and when requested by any Party hereto and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by the mutual written consent of the Purchaser and the Seller (on behalf of itself and the Company);

(b) by the Purchaser, prior to the time at which the Purchaser Stockholder Approval has been obtained, if such termination is permitted by Section 7.02(c)(ii); provided, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.01(b) unless the Purchaser complied with the requirements of Section 7.02(d) before taking action pursuant to this Section 9.01(b) and concurrently with such termination pays to the Seller the Termination Fee in accordance with Section 9.02(a)(i);

(c) by the Purchaser, if the transactions contemplated hereby have not been consummated on or before the Termination Date; provided, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.01(c) if the Purchaser’s breach of this Agreement has been the principal cause of the failure of the Closing to occur prior to the Termination Date;

(d) by the Seller (on behalf of itself and the Company), if the transactions contemplated hereby have not been consummated on or before the Termination Date; provided, that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 9.01(d) if the Seller’s breach of this Agreement has been the principal cause of the failure of the Closing to occur prior to such Termination Date;

(e) by the Purchaser or the Seller (on behalf of itself and the Company), if the Purchaser Stockholder Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Purchaser Stockholder Approval shall not have been obtained at such meeting; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to the Purchaser if the failure by the Purchaser to perform any of its obligations under this Agreement has been the principal cause of the failure to obtain the Purchaser Stockholder Approval;

(f) by the Purchaser or the Seller (on behalf of itself and the Company), if (i) there is in effect a final, non-appealable Order of any Material Governmental Entity enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, (ii) there is in effect an applicable Law in any Material Jurisdiction enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or (iii) Section 2.01(c) is not satisfied as of the Termination Date; provided, that neither the Purchaser nor the Seller may terminate this Agreement pursuant to this Section 9.01(f) if a material breach of the Purchaser’s or the Seller’s (or the Company’s), respectively, obligations under this Agreement has been the principal cause of such Order, applicable Law or failure of such condition to be satisfied;

(g) by the Purchaser, if the Purchaser is not in material breach of any of its obligations under this Agreement, and if the Company or the Seller has breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render any condition contained in Section 2.01(a), Section 2.01(b)(i), Section 2.01(c), Section 2.01(e), Section 2.02(a) or Section 2.02(b) incapable of being satisfied by the Termination Date, or if capable of being satisfied by the Termination Date, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after the Purchaser provided written notice of such breach to the Company and the Seller and (ii) the third (3rd) Business Day prior to the Termination Date; and

(h) by the Seller (on behalf of itself and the Company), if it is not in material breach of any of its obligations under this Agreement, and if the Purchaser shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render any condition contained in Section 2.01(a), Section 2.01(b)(i), Section 2.01(c), Section 2.01(e), Section 2.03(a) or Section 2.03(b) incapable of being satisfied by the Termination Date, or if capable of being satisfied by the Termination Date, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after the Company provided written notice of such breach to the Purchaser and (ii) the third (3rd) Business Day prior to the Termination Date.

The Party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e), (f), (g) or (h), of this Section 9.01 shall give written notice of such termination to the other Parties hereto.

9.02 Termination Fees and Expenses.

(a) The Purchaser shall pay to the Seller the Termination Fee if any of the following occur:

(i) this Agreement is terminated by the Purchaser pursuant to Section 9.01(b);

(ii) this Agreement is terminated by the Purchaser pursuant to Section 9.01(c); provided, that the Purchaser shall not be required to pay the Termination Fee if at the time of such termination the condition set forth in Section 2.02(c) shall not have been satisfied;

(iii) this Agreement is terminated by the Seller pursuant to Section 9.01(d); provided that the Purchaser shall not be required to pay the Termination Fee if at the time of such termination the condition set forth in Section 2.02(c) shall not have been satisfied;

(iv) if (A) this Agreement is terminated by the Purchaser or the Seller pursuant to Section 9.01(e), (B) after the date hereof, but prior to the date of the Purchaser Stockholders Meeting, an Acquisition Proposal shall have been made to the Purchaser or directly to its stockholders generally (or shall have otherwise become publicly known or announced (whether or not conditional)) and (C) within twelve (12) months of such termination the Purchaser (or one of its Affiliates) shall have entered into a definitive Acquisition Agreement with respect to such Acquisition Proposal (or any other Acquisition Proposal) or such Acquisition Proposal (or any Acquisition Proposal) is consummated; provided, that for purposes of this clause (iv), the references to “25%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(v) this Agreement is terminated by the Seller or the Purchaser pursuant to Section 9.01(f); or

(vi) this Agreement is terminated by the Seller pursuant to Section 9.01(h);

provided, that in no event shall the Termination Fee be paid to the Seller in the event that the Seller is in Material Breach of this Agreement when this Agreement is terminated; provided further, that prior to any such termination, the Purchaser shall have provided written notice of any such Material Breach to the Seller and the Seller shall have had thirty (30) Business Days during which to cure such Material Breach (and in the event that the Termination Date shall otherwise have occurred during such thirty (30) Business Day cure period, the Termination Date shall automatically be extended until the expiration thereof; provided that in no event shall the Termination Date be extended pursuant to this proviso to a date that is after July 5, 2019).

(b) Any Termination Fee due under this Section 9.02 shall be paid to the Seller by wire transfer of same-day funds (x) in the case of Section 9.02(a)(i) above, concurrently with the termination of this Agreement, (y) in the case of Section 9.02(a)(iv), on the date of the first to occur of the events referred to in clause (C) thereof and (z) otherwise on the Business Day immediately following the date of termination of this Agreement (it being understood that in no event shall the Purchaser be required to pay the Termination Fee on more than one occasion).

(c) The Parties acknowledge that the agreements contained in this Section 9.02 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the Parties would not enter into this Agreement; accordingly, if the Purchaser fails to promptly pay the amounts due pursuant to this Section 9.02 and, in order to obtain such payment, the Seller commences a suit that results in a judgment against the Purchaser for any amounts due pursuant to this Section 9.02, the Purchaser shall pay to the Seller its out-of-pocket, documented costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d) Notwithstanding anything to the contrary in this Agreement, in the event the Termination Fee is paid to the Seller in accordance with Section 9.02(a), such payment shall be the sole and exclusive remedy of the Seller (and its current, future, or former Subsidiaries, stockholders, and Representatives) against the Purchaser (or any of its current, future, or former Subsidiaries, stockholders, and Representatives) for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement or in any certificate or other document delivered in connection herewith, except in the case of a Willful Breach of this Agreement by the Purchaser.

9.03 Effect of Termination. In the event this Agreement is terminated by either the Purchaser or the Seller as provided above, (i) the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 6.10 (Standstill), Section 8.03(e) (Financing Assistance), this Article IX (Termination), Article X (Definitions), Section 11.01 (Expenses), Section 11.05 (References), Section 11.06 (Construction), Section 11.09 (Third-Party Beneficiaries), Section 11.10 (Waiver of Trial by Jury), Section 11.15 (Governing Law), Section 11.16 (Consent to Jurisdiction), Section 11.18 (Non-Recourse) and the last sentence of Section 6.03 (Access to Books and Records), each of which shall survive the termination of this Agreement), and (ii) there shall be no liability on the part of any of the Purchaser, the Company, any of its Subsidiaries or the Seller to one another, except for any breach of this Agreement prior to the time of such termination. Notwithstanding anything to the contrary contained in this Agreement, for the avoidance of doubt, the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms. Nothing in this Article IX shall be deemed to impair the right of any party to compel specific performance by another party of its obligations under this Agreement in accordance with the terms of this Agreement.

ARTICLE X

DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accredited Investor” means an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.

“Acquisition Agreement” has the meaning set forth in Section 7.02(a).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, indication of interest or inquiry by a third-party (or by the Seller (directly or indirectly through any of its Affiliates) in accordance with Section 7.02(d)(ii)(B)), contemplating or otherwise relating to any transaction or series of transactions (whether or not in writing) involving (i) any acquisition by a third party or the Seller (directly or indirectly through any of its Affiliates), as applicable, (whether by way of stock or asset purchase), merger, joint venture, license or similar transaction, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of transactions by a Person or a group (as defined in the Exchange Act and the rules promulgated thereunder) of more than twenty-five percent (25%) of the total voting power of the capital stock of the Purchaser, or more than twenty-five percent (25%) of the consolidated assets (including capital stock of Subsidiaries), revenue or net income of the Purchaser and its Subsidiaries, taken as a whole, (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition or license (or similar transaction) by a third party or the Seller (directly or indirectly through any of its Affiliates), as applicable, of more than twenty-five percent (25%) of the total voting power of the capital stock of the Purchaser, or more than twenty-five percent (25%) of the consolidated assets (including capital stock of Subsidiaries), revenues or net income of the Purchaser and its Subsidiaries taken as a whole, or (iii) any combination of the foregoing.

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. As used in this definition, the term “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. For purposes of this definition, with respect to any Person in which IEP does not (i) beneficially own, either directly or indirectly, more than fifty percent (50%) of (x) the total combined voting power of all classes of voting securities of such Person, (y) the total combined equity interests or (z) the capital or profit interests, in the case of a partnership, or (ii) otherwise have the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body, the Principal Stockholder shall only be deemed to control such Person to the extent that, with respect to any particular matter, the Principal Stockholder or its other Affiliates, or the Principal Stockholder’s or such Affiliate’s employees, in their capacities as a shareholder, director or manager or general partner (or similar position) of such Person have voted or consented to take action, or encouraged others to vote or consent to take action (or take action if no vote or consent is required) with respect to such matter.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) of which the Company or any or its Subsidiaries is or has been a member.

“Agreement” has the meaning set forth in the Preamble.

“Allocable Purchase Price” has the meaning set forth in Section 8.12.

“Allocation Schedule” has the meaning set forth in Section 8.12.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (it being understood that Antitrust Law specifically excludes any Laws related to Committee on Foreign Investment in the United States).

“Applicable Courts” has the meaning set forth in Section 11.16(b).

“Automotive Authority” means any foreign, federal or state regulatory authority governing the production or supply of products or services relating to the manufacture or servicing of automotive, marine, rail, aerospace or other vehicles.

“Automotive Law” means any foreign, federal, state or local Law regulating the production or supply of products or services relating to the manufacture or servicing of automotive, marine, rail, aerospace or other vehicles and all applicable orders, bulletins, interpretations, opinions, circular letters and directives of Governmental Entities relating to the regulation of the production or supply of products or services relating to the manufacture or servicing of automotive, marine, rail, aerospace or other vehicles.

“Business” means the business of manufacturing, marketing, selling and distributing Company Products to (a) original equipment manufacturers and original equipment servicers for automotive and heavy duty applications, in the case of clause (i) of the definition of Company Products, and (b) the independent automotive aftermarket for automotive and heavy duty applications, in the case of clause (ii) of the definition of Company Products.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Cash Consideration” has the meaning set forth in Section 1.02(a).

“Cash Election Registration Statement” has the meaning set forth in Section 8.02(b).

“Claim” means any civil, criminal or administrative action, claim, suit, petition, proceeding (including arbitration proceeding), charge, complaint, subpoena, demand, audit, notice of inquiry, liability, noncompliance or violation, investigation or proceeding by or before any Governmental Entity or other Person.

“Closing” has the meaning set forth in Section 1.04.

“Closing Date” has the meaning set forth in Section 1.04.

“Closing Transactions” has the meaning set forth in Section 1.05.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” has the meaning set forth in the Preamble.

“Company Affiliate Transaction” has the meaning set forth in Section 3.17.

“Company and Seller Fundamental Reps” means Section 3.01 (Organization and Corporate Power), Section 3.03(a) (Authorization), Section 3.04 (Membership Interests), Section 3.21 (Brokerage), Section 4.01 (Organization and Power), the first two sentences (only) of Section 4.02 (Authorization) and Section 4.03 (Equity Interests).

“Company Benefit Plans” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants of the Company or any of its Subsidiaries that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (iii) an equity or equity-related agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has any liability with respect to current or former employees, directors or consultants of the Company or any of its Subsidiaries, other than any Multiemployer Plan and any plan, program, policy, agreement or arrangement mandated by applicable Law and maintained by a Governmental Entity.

“Company Financial Statements” has the meaning set forth in Section 3.05(a).

“Company Indebtedness” means Indebtedness of the Company and its Subsidiaries.

“Company Indebtedness Payoff Schedule” has the meaning set forth in Section 1.05(c).

“Company Indentures” means, collectively, (a) the Indenture, dated as of March 30, 2017, by and among the Company and Federal-Mogul Financing Corporation, as the issuers, the guarantors party thereto, Wilmington Trust, National Association, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as registrar (as amended, restated, supplemented or otherwise modified from time to time), and (b) the Indenture, dated as of June 29, 2017, by and among the Company and Federal-Mogul Financing Corporation, as issuers, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar (as amended, restated, supplemented or otherwise modified from time to time).

“Company Insurance Policies” has the meaning set forth in Section 3.14.

“Company Intellectual Property” has the meaning set forth in Section 3.10(a).

“Company Landlord Leases” means the Company Leased Real Property Subleases and the Company Owned Real Property Leases.

“Company Latest Balance Sheet” has the meaning set forth in Section 3.05(a).

“Company Leased Real Property” means all real property that is the subject of the Company Leased Real Property Leases or the Company Landlord Leases (including, with respect to each, all amendments, extensions, renewals, guaranties and other agreements with respect thereto).

“Company Leased Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Company Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“Company Leased Real Property Subleases” means all subleases, licenses or other agreements pursuant to which the Company or any Subsidiary conveys or grants to any Person a subleasehold estate in, or the right to use or occupy, any Company Leased Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Subsidiary thereunder.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (a) would or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder the consummation by the Company of the transactions contemplated by this Agreement or the compliance by the Company with its obligations under this Agreement, or (b) has or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement of the transactions contemplated by this Agreement (other than for purposes of the representations and warranties set forth in Section 3.12(a) or Section 4.07); (ii) conditions affecting the industries in which the Company and its Subsidiaries participate, the economy as a whole or the capital markets in general or the markets in which the Company and its Subsidiaries operate; (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) any change in GAAP; (vi) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; (vii) any change or prospective change in the Company’s credit rating; (viii) volcanoes, tsunamis, pandemics, earthquakes, hurricanes, tornados or other natural disasters; (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vii) and (ix) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided herein) is, may be, contributed to or may contribute to, a Company Material Adverse Effect) and (x) any Non-Material Jurisdiction Adverse Outcome; provided further, that any change, effect, event, occurrence, state of facts or development referred to in clauses (ii), (iv), (v), (vi) or (viii) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only such incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Material Contracts” has the meaning set forth in Section 3.09(b).

“Company Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, including air, oil, gas, mineral and water rights, owned by the Company or any of its Subsidiaries.

“Company Owned Real Property Leases” means all leases, licenses or other agreements (written or oral) pursuant to which the Company or any Subsidiary conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Company Owned Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Subsidiary thereunder.

“Company Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and its Subsidiaries and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent, are being contested in good faith, or are not, individually or in the aggregate, significant; (iii) municipal Laws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Entity, which do not materially impair the occupancy or use of the Company Leased Real Property and the Company Owned Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Company and its Subsidiaries, taken as a whole; (iv) covenants, conditions, restrictions, easements and other matters of record affecting title to the Company Leased Real Property and the Company Owned Real Property, which do not materially impair the occupancy or use of the Company Leased Real Property and the Company Owned Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Company and its Subsidiaries, taken as a whole; (v) Liens on goods in transit incurred pursuant to documentary letters of credit; (vi) Liens securing rental payments under capital lease arrangements; (vii) Liens in favor of customs and revenue authorities arising as a matter of Law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods; (viii) Liens resulting from securities Laws; (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar ordinary course financing arrangements that are not overdue; (ix) in the case of Company Leased Real Property, any Liens to which the underlying fee or any other interest not held by the Company or any of its Subsidiaries in the Company Leased Real Property is subject, including rights of the landlord under the applicable Company Leased Real Property Lease and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof; (x) matters that would be disclosed by an accurate survey of the Company Leased Real Property and the Company Owned Real Property, which do not materially impair the occupancy or use of the Company Leased Real Property and the Company Owned Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Company and its Subsidiaries, taken as a whole; (xi) Liens created by or through, or resulting from any facts or circumstances relating to the Purchaser or its Affiliates; and (xii) Liens set forth on Schedule 10.01(a).

“Company Products” means (i) pistons, rings and liners, valve seats and guides, valvetrain, bearings, ignition, sealing, systems protection, friction and wiper products, and (ii) chassis, filters, gasket and sealing, ignition, friction and wiper products, in each case, to the extent such products have been manufactured, marketed, sold or distributed by the Company and its Subsidiaries during the twelve (12) months prior to the date hereof.

“Company Real Property” means, collectively, the Company Owned Real Property and the Company Leased Real Property.

“Company Sensitive Data” means personally-identifying information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company Systems.

“Company Significant Customers” has the meaning set forth in Section 3.19(a).

“Company Significant Suppliers” has the meaning set forth in Section 3.19(b).

“Company Systems” has the meaning set forth in Section 3.10(e).

“Compliant” means, with respect to the Required Financial Information, that (a) the Required Financial Information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries necessary in order to make such Required Financial Information, in light of the circumstances under which the statements contained in the Required Financial Information are made, not misleading, (b) none of the events set forth in clauses (x), (y) and (z) of the definition of “Marketing Period” shall have occurred and not been cured by the delivery of the applicable unqualified audit opinion, updated Required Financial Information or restated financial statements, as the case may be, and (c) in the event the Debt Financing includes an offering of debt securities, such financial statements and other financial data in the Required Financial Information is sufficient for the delivery of customary accountants’ comfort letters (including customary negative assurance) with respect to any such financial statements and other financial data in the Required Financial Information, and the Company’s auditors have delivered drafts of comfort letters in a form that such auditors are prepared to issue throughout the Marketing Period after review of the applicable offering document and completion of customary procedures.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services, research and development, relationships, Intellectual Property and goodwill of the Company, its Subsidiaries and/or their suppliers, distributors, customers, contractors, licensors, licensees and/or other material business relations, including without limitation: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, requirements of and specific contractual arrangements with customers, strategic partners, suppliers, vendors, licensees, licensors r other material business relations and their confidential information; (iii) trade secrets, know-how, source code and methods of operation, techniques, formulae and systems relating to the Company’s products or services and data, data bases, analyses, records, reports, manuals, documentation and models and relating thereto; (iv) inventions, innovations, improvements, developments and all similar or related information (whether or not patentable); and (v) acquisition plans, targets and strategies.

“Confidentiality Agreement” has the meaning set forth in Section 8.15.

“Contract” means any written or oral legally binding contract, agreement, subcontract, lease, note, bond, mortgage, indenture, instrument, license, sublicense and purchase orders or other commitment.

“D&O Indemnified Party” has the meaning set forth in Section 7.06(c).

“D&O Tail Policy” has the meaning set forth in Section 7.06(a).

“Data Security Requirements” means, collectively, all of the following to the extent relating to data treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to the Company or its Subsidiaries, to the conduct of the business, or to any of the Company Systems or any Company Sensitive Data: (i) the Company’s and its Subsidiaries own rules, policies, and procedures; (ii) all applicable Laws; (iii) industry standards applicable to the industry in which the Company and its Subsidiaries operate (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) agreements, contracts, and other arrangements to which the Company or its Subsidiaries has entered or by which they are otherwise bound.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Financing Commitment Letters (including any debt securities contemplated by the Debt Financing Commitment Letters) or any debt securities issued in lieu thereof or to refinance such debt financing.

“Debt Financing Commitment Letters” means collectively those certain Debt Financing Commitment Letters, as in effect on the date hereof, true and correct copies of which are attached hereto as Schedule 10.01(b), together with customary redacted copies of any fee letter associated therewith.

“Debt Financing Sources” means the financial institutions identified in the Debt Financing Commitment Letters, together with each other Person that commits to provide or otherwise provides the Debt Financing, whether by joinder to the Debt Financing Commitment Letters or otherwise.

“Environmental Law” means all applicable Laws that regulate pollution, protection of the environment, or public or worker health or safety (as relating to exposure to or management of Hazardous Substances).

“Equity Interests” means (i) any capital stock, share, partnership or membership interest, limited liability company interest, unit of participation or other similar interest (however designated) in any Person, and (ii) any option, warrant, purchase right, conversion right, exchange rights or other similar right, contract, instrument or arrangement which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock or equity, profit participation, liquidity event participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, at any relevant time would be treated as a single employer under Section 414 of the Code and any U.S. Department of Treasury or IRS guidance issued thereunder.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, re-export, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Allocation Schedule” has the meaning set forth in Section 8.12.

“Financing Action” has the meaning set forth in Section 8.04(a).

“Five-Day VWAP” means, for the five trading days immediately prior to (x) any day on which the Seller may deliver a Seller Funding Adjustment Notice (for purposes of Section 1.03(b)) (y) the day on which the Marketing Process begins pursuant to Section 1.03(c) (for purposes of Section 1.03(d)), the consolidated volume-weighted average price per share of Purchaser Common Stock as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> TEN” page corresponding to the “ticker” for such Purchaser Common Stock (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average price is unavailable, the market price of one share of such Purchaser Common Stock on each such trading day). The “volume weighted average price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours.

“Foreign Company Benefit Plan” has the meaning set forth in Section 3.13(g).

“GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied

“German RETT” means any real estate transfer tax imposed by Germany (or any political subdivision thereof).

“Government Official” means (i) any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization, or (ii) any relative of a Person described in clause (i).

“Governmental Entity” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government (including any Automotive Authority), whether foreign, federal, state or local, any self-regulatory organization (including any securities exchange), or any arbitrational tribunal.

“Hazardous Substances” means any pollutant or contaminant or any material, substance or waste defined or regulated as hazardous or toxic (or for which liability or standards of conduct may be imposed due to its dangerous or deleterious properties or characteristics) under Environmental Laws, including asbestos or asbestos-containing materials, pesticides, petroleum, petroleum products or byproducts, polychlorinated biphenyls, lead, mold, radiation, noise and odor.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person as of any time of determination, directly or indirectly, (i) any indebtedness, liability or obligation for borrowed money, whether current, short-term, long-term, secured or unsecured, (ii) any indebtedness, liability or obligation evidenced by any note, bond, debenture or other similar instrument or debt security, (iii) any liabilities or obligations for the deferred purchase price of property or services with respect to which such Person or any of its Subsidiaries is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the ordinary course of business) and any earn out obligations, (iv) any indebtedness guaranteed by such Person or any of its Subsidiaries, (v) any liabilities or obligations under capitalized leases with respect to which such Person or any of its Subsidiaries is liable, determined on a consolidated basis in accordance with GAAP, (vi) any indebtedness or liabilities secured by a Lien on such Person’s or any of its Subsidiaries’ assets, (vii) any liability or obligation in respect of letters of credit or bankers’ acceptances issued for the account or benefit of such Person, (viii) all liabilities and obligations arising from bank overdrafts, (ix) any liabilities and obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property, (x) any obligations under indentures or arising out of any swap, option, derivative, hedging or similar arrangement (which arrangements shall be measured based on notional value), and (xi) all accrued interest, make-whole amounts, breakage fees, exit fees, prepayment premiums or the like or penalties related to any of the foregoing. For the avoidance of doubt, Indebtedness shall exclude any inter-company indebtedness between or among such Person and/or any of its Subsidiaries.

“Indemnification Action” has the meaning set forth in Section 7.06(c).

“Independent Accountants” has the meaning set forth in Section 8.12.

“Intellectual Property” means any and all intellectual property rights in any jurisdiction throughout the world, including: (i) trademarks and service marks, trade dress and trade names, corporate names, Internet domain names, social media identifications, logos, slogans, trade dress, design rights, and other similar designations of source or origin, (together with goodwill associated with any of the foregoing), (ii) inventions (whether or not patentable), patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions of them, (iii) registered and unregistered copyrights and protected or protectable rights associated with works of authorship, (iv) proprietary and confidential information, including databases, data collections, trade secrets, algorithms, formulae, processes, techniques, technical data, and know-how, (v) software, systems, networks, and social media accounts (including log-in credentials and administrator rights), (vi) industrial design rights, and (vii) all rights, registrations, and applications for and physical embodiment(s) or media associated with any of the foregoing.

“Intended Purchase Tax Treatment” has the meaning set forth in Section 8.14(a).

“Intended Spin-Off Tax Treatment” has the meaning set forth in Section 8.07(c).

“Intercompany Transaction” means any transaction of any kind (including capitalizing or otherwise settling balances of accounts receivable and accounts payable, paying off Indebtedness and making contributions or distributions) by and among the Company and its Subsidiaries (or, to the extent they are not Subsidiaries, joint ventures in which the Company or any of its Subsidiaries owns not less than 50.1%), undertaken in the ordinary course of business.

“IRS” means the Internal Revenue Service.

“knowledge of the Company”, “to the Company’s knowledge” or other similar phrases means the actual knowledge of those individuals set forth on Schedule 10.01(c).

“knowledge of the Purchaser”, “to the Purchaser’s knowledge” or other similar phrases means the actual knowledge of those individuals set forth on Schedule 10.01(d).

“Law” means any law, statute, constitution, ordinance, rule, regulation, treaty, regulation, decree, or other Order of any Governmental Entity, including common law and any Automotive Law.

“Liens” means liens, mortgages, pledges, hypothecations, security agreements, easements, restrictions on transfer, security interests, charges or encumbrances of any kind or nature.

“Like-Kind Exchange” has the meaning set forth in Section 8.13(c).

“Losses” means any and all actual losses, costs, fees (including reasonable fees and expenses of counsel) settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges; provided, that Losses shall not include (i) punitive, exemplary, incidental, special, consequential or indirect damages or (ii) the loss of anticipated or future business or profits, income or revenue, loss of reputation, opportunity cost damages or diminution in value (and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses).

“Marketing Period” means a fifteen (15) consecutive Business Day period (provided, that (1) if such fifteen (15) consecutive Business Day period has not ended on or prior to August 17, 2018, then the Marketing Period shall commence no earlier than September 4, 2018, (2) if such fifteen (15) consecutive Business Day period has not ended on or prior to December 14, 2018 then the Marketing Period shall commence no earlier than January 2, 2019, and (3) such fifteen (15) consecutive Business Day period shall not be required to be consecutive to the extent it would include July 5, 2018, July 6, 2018 and November 23, 2018 (which date set forth in this clause (iii) shall be excluded for purposes of, but shall not reset, the fifteen (15) consecutive Business Day period)), commencing on the Business Day on which the Purchaser receives the Required Financial Information and during which period (a) such information is and remains Compliant, and (b)(i) the conditions set forth in Section 2.01(a), Section 2.01(b) and Section 2.01(c) have been satisfied, and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Article II to fail to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), assuming that the Closing Date were to be scheduled for any time during such fifteen (15) consecutive Business Day period; it being understood and agreed that, following the time that the conditions in the preceding clause (b)(i) have been satisfied, when the Company in good faith reasonably believes that it has delivered the Required Financial Information, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless the Purchaser in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after receipt of such notice from the Company, the Purchaser delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered). Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of the Marketing Period, (x) the applicable auditors shall have withdrawn any audit opinion contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the applicable auditors or another independent public accounting firm of recognized national standing reasonably acceptable to the Purchaser, (y) the financial statements included in the Required Financial Information that are available to the Purchaser on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X under U.S. Securities Laws to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by the Purchaser of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X under U.S. Securities Laws to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period, or (z) the Company or any of its Affiliates issue a public statement indicating its intent to, or determine that it is required to, restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP.

“Marketing Process” has the meaning set forth in Section 1.03(c).

“Material Breach” means a material breach by the Seller or the Company of any representation, warranty, covenant or obligation of such Party under this Agreement; provided, however, that the Seller or the Company shall only be deemed to be in “material breach” of any such representation or warranty hereunder (other than the Company and Seller Fundamental Reps) if the aggregate amount of all Losses to the Company reasonably expected to result from (i) all such breaches (or series of related breaches) of any particular representation or warranty (on an aggregated basis) arising from the same set of operative facts would exceed $241,000,000 or (ii) all such breaches of multiple representations and warranties would exceed $241,000,000 in the aggregate; provided, however, that in the case of the foregoing clause (ii), any one particular breach shall be completely disregarded in calculating the amount of such aggregate Losses if such breach would reasonably be expected to result in Losses to the Company in an amount less than $50,000,000.

“Material Governmental Entity” means a Governmental Entity in a Material Jurisdiction.

“Material Jurisdiction” has the meaning set forth in Section 2.01(c).

“Membership Interests” means the membership interests of the Company issued and outstanding.

“Multiemployer Plan” means a “multiemployer plan” as such term is defined under Section 3(37) of ERISA.

“Non-Material Jurisdiction” means any country that is not a Material Jurisdiction.

“Non-Material Jurisdiction Adverse Outcome” has the meaning set forth in Section 8.16(a).

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury Office of Foreign Assets Control.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, information memoranda and packages and lender and investor presentations, in each case, to the extent the same are customary and required under the terms of the Debt Financing Commitment Letter, in connection with the Debt Financing.

“Order” means any final and non-appealable judgment, ruling, order, decision, writ, injunction, determination, ruling or decree of any Governmental Entity.

“Party” has the meaning set forth in the Preamble.

“Permits” means any license, permit, consent, qualification, franchise, registration, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Entity under applicable Law.

“Permitted Transfer” means a transaction contemplating the transfer of all, but not less than all, of the Stock Consideration from the Seller to a Potential Investor pursuant to which the transferee(s) would assume and perform all of the obligations of the Company and the Seller hereunder and in any ancillary agreement contemplated hereby, and which, for the avoidance of doubt, shall not be consummated without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Potential Investor” means any Person set forth on Schedule 10.01(e), so long as such Person does not own any Purchaser Common Stock at the time discussions with respect to a Permitted Transfer begin in accordance with the terms hereof.

“PPACA” has the meaning set forth in Section 3.13(f).

“Pre-Closing Restructuring” means the transactions set forth on Schedule 10.01(f).

“Premium Cap” has the meaning set forth in Section 7.06(a).

“Principal Stockholder” means Icahn Enterprises L.P., a Delaware limited partnership.

“Private Placement Legend” has the meaning set forth in Section 6.09(a).

“Proxy Statement” has the meaning set forth in Section 8.01(a)(ii).

“Purchase Price” has the meaning set forth in Section 1.02(b).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Board” has the meaning set forth in Section 5.02(c).

“Purchaser Board Recommendation” has the meaning set forth in Section 5.02(c).

“Purchaser Charter Amendment” has the meaning set forth in Section 2.01(d).

“Purchaser Class A Common Stock” means the common stock, par value $0.01 per share of the Purchaser, to be reclassified prior to the Closing Date as Class A Voting Common Stock, par value $0.01, of the Purchaser.

“Purchaser Class A Common Stock Amount” has the meaning set forth in Section 1.02(b).

“Purchaser Class B Common Stock” means the Class B Non-Voting Common Stock, par value $0.01, of the Purchaser to be authorized and created prior to the Closing Date.

“Purchaser Common Stock” means the common stock, par value $0.01, of the Purchaser.

“Purchaser Fundamental Reps” means in Section 5.01 (Organization and Corporate Power), Section 5.02(a) (Authorization) and Section 5.03 (Capital Stock).

“Purchaser Funding Adjustment Election” has the meaning set forth in Section 1.03(a).

“Purchaser Funding Adjustment Notice” has the meaning set forth in Section 1.03(a).

“Purchaser Indebtedness” means Indebtedness of the Purchaser and its Subsidiaries.

“Purchaser Landlord Leases” means the Purchaser Leased Real Property Subleases and the Purchaser Owned Real Property Leases.

“Purchaser Leased Real Property” means all real property that is the subject of the Purchaser Leased Real Property Leases or the Purchaser Landlord Leases (including, with respect to each, all amendments, extensions, renewals, guaranties and other agreements with respect thereto).

“Purchaser Leased Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Purchaser or any Subsidiary holds any Purchaser Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Purchaser or any Subsidiary thereunder.

“Purchaser Leased Real Property Subleases” means all subleases, licenses or other agreements pursuant to which the Purchaser or any Subsidiary conveys or grants to any Person a subleasehold estate in, or the right to use or occupy, any Purchaser Leased Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Purchaser or any Subsidiary thereunder.

“Purchaser Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (a) would or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder the consummation by the Purchaser of the transactions contemplated by this Agreement or the compliance by the Purchaser with its obligations under this Agreement or (b) has or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Purchaser and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Purchaser Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement of the transactions contemplated by this Agreement (other than for purposes of the representations and warranties set forth in Section 5.05); (ii) conditions affecting the industries in which the Purchaser and its Subsidiaries participate, the economy as a whole or the capital markets in general or the markets in which the Purchaser and its Subsidiaries operate; (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change in applicable Laws or the interpretation thereof; (v) any change in GAAP; (vi) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; (vii) any change or prospective change in the Purchaser’s credit rating; (viii) volcanoes, tsunamis, pandemics, earthquakes, hurricanes, tornados or other natural disasters; (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vii) and (ix) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided herein) is, may be, contributed to or may contribute to, a Purchaser Material Adverse Effect) and (x) any Non-Material Jurisdiction Adverse Outcome; provided further, however, that any change, effect, event, occurrence, state of facts or development referred to in clauses (ii), (iv), (v), (vi) or (viii) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Purchaser Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Purchaser and its Subsidiaries operate (in which case only such incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Purchaser Material Adverse Effect).

“Purchaser Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, including air, oil, gas, mineral and water rights, owned by the Purchaser or any of its Subsidiaries.

“Purchaser Owned Real Property Leases” means all leases, licenses or other agreements (written or oral) pursuant to which the Purchaser or any Subsidiary conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Purchaser Owned Real Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Purchaser or any Subsidiary thereunder.

“Purchaser Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Purchaser and its Subsidiaries and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent, are being contested in good faith, or are not, individually or in the aggregate, significant; (iii) municipal Laws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Entity, which do not materially impair the occupancy or use of the Purchaser Leased Real Property and the Purchaser Owned Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Purchaser and its Subsidiaries; (iv) covenants, conditions, restrictions, easements and other matters of record affecting title to the Purchaser Leased Real Property which do not materially impair the occupancy or use of the Purchaser Leased Real Property and Purchaser Owned Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Purchaser; (v) Liens on goods in transit incurred pursuant to documentary letters of credit; (vi) Liens securing rental payments under capital lease arrangements; (vii) Liens in favor of customs and revenue authorities arising as a matter of Law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods; (viii) Liens resulting from securities Laws; (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar ordinary course financing arrangements that are not overdue; (ix) Liens created by or through, or resulting from any facts or circumstances relating to the Seller or its Affiliates; (x) in the case of Purchaser Leased Real Property, any Liens to which the underlying fee or any other interest not held by the Purchaser or any of its Subsidiaries in the Purchaser Leased Real Property is subject, including rights of the landlord under the applicable Purchaser Leased Real Property Lease and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof; and (xi) matters that would be disclosed by an accurate survey of the Purchaser Leased Real Property and the Purchaser Owned Real Property, which are not violated by the current use and operation of the Purchaser Leased Real Property and Purchaser Owned Real Property.

“Purchaser Real Property” means, collectively, the Purchaser Owned Real Property and the Purchaser Leased Real Property.

“Purchaser Recommendation Change” has the meaning set forth in Section 7.02(b).

“Purchaser Shares” means shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock to be issued by the Purchaser to the Seller as the Stock Consideration pursuant to the terms and conditions of this Agreement.

“Purchaser Shares Amount” has the meaning set forth in Section 1.02(b).

“Purchaser Stockholder Approval” means (i) the affirmative vote of a majority of the total votes cast on the proposal to approve the Stock Consideration Issuance and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Purchaser Common Stock to approve the Purchaser Charter Amendment, in each case, at the Purchaser Stockholder Meeting.

“Purchaser Stockholder Meeting” has the meaning set forth in Section 8.01(a)(i).

“Qualified Offering” has the meaning set forth in Section 1.03(a).

“Released Claims” has the meaning set forth in Section 11.23.

“Replacement Financing” has the meaning set forth in Section 8.04(d).

“Representative” means, with respect to any Person, any Affiliate, director, officer, manager, partner or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.

“Required Closing Amount” has the meaning set forth in Section 5.09.

“Required Financial Information” means all audited financial information, related audit reports and unaudited financial information of the Company and its Subsidiaries specified in clauses (i), (ii) and (iii) of Section 8.02(a), (and such that the information may not be stale at any point during the Marketing Period and in a form that may be subject to a customary comfort letter), (B) the financial information of the Company and its Subsidiaries necessary for Purchaser to prepare any pro forma financial statements in accordance with Regulation S-X for the historical periods required in connection with the Debt Financing and (C) such other financial and other pertinent information regarding the Company and its Subsidiaries (including information regarding the business, operations and financial projections thereof) as may be reasonably requested by Purchaser to assist in the preparation of a customary confidential information memorandum, prospectus, offering memorandum or other customary information or offering documents used in connection with the Debt Financing and any supplements thereto.

“Restricted Business” has the meaning set forth in Section 6.06(a).

“Restricted Entity” has the meaning set forth in Section 6.06(c).

“Restricted Period” means a period of twenty-four (24) months following the Closing Date.

“Restrictive Covenants” has the meaning set forth in Section 6.06(d).

“S-3ASR” has the meaning set forth in Section 7.10(b).

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Financial Sanctions Targets; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); (iii) any Person acting on behalf or at the direction of any of the Persons mentioned in clauses (i) and (ii); or (iv) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC), the United Nations Security Council, the European Union, the United Kingdom and all other applicable EU member states.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.04(a).

“Schedule” or “Disclosure Schedules” has the meaning set forth in Article III.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.04(a).

“Section 754 Election” has the meaning set forth in Section 8.13(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Funding Adjustment Election” has the meaning set forth in Section 1.03(b).

“Seller Funding Adjustment Notice” has the meaning set forth in Section 1.03(b).

“Seller Released Party” has the meaning set forth in Section 11.23.

“Seller Releasing Party” has the meaning set forth in Section 11.23.

“Seller Prepared Returns” has the meaning set forth in Section 8.13.

“Shareholders Agreement” has the meaning set forth in Section 1.5(e).

“Shelf Registration Statement” has the meaning set forth in Section 7.10(b).

“Spin-Off” has the meaning set forth in Section 8.07(a).

“Stock Consideration” has the meaning set forth in Section 1.02(b).

“Stock Consideration Issuance” means the issuance of the Stock Consideration in accordance with the terms of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Superior Proposal” means any bona fide, written Acquisition Proposal (except that the references in the definition thereof to twenty-five percent (25%) shall be replaced by fifty percent (50%)) with respect to the Purchaser that did not result from a material breach of Section 7.02(a) and that the Purchaser Board determines in good faith after consultation with outside legal counsel and its financial advisor to be more favorable to the stockholders of the Purchaser than the transactions contemplated by this Agreement or any Acquisition Proposal submitted by the Seller (directly or indirectly through any of its Affiliates) in accordance with Section 7.02(d)(ii)(B), as applicable, taking into account all financial, legal, financing (including availability thereof), regulatory and other aspects and risks (including required conditions (including any requirement of a stockholder vote of the party making the Acquisition Proposal) and likelihood and timing of consummation).

“Superior Proposal Termination” has the meaning set forth in Section 7.02(c)(ii).

“Surviving Commercial Contracts” has the meaning set forth in Section 6.08.

“Tax” or “Taxes” means all taxes, including any federal, state, local or foreign income, gross receipts, franchise, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, withholding tax or other tax of any kind whatsoever, and any similar assessments by a Governmental Entity, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any amendment thereof.

“Tax Sharing Agreement” has the meaning set forth in Section 3.08(j).

“Termination Date” means the date that is the nine (9)-month anniversary of the date hereof (the “Initial Termination Date”); provided, that if on such date, the conditions set forth in Section 2.01(b) and Section 2.01(c) shall not have been satisfied but all other conditions set forth in Article II shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), then the Termination Date shall be automatically extended to the date that is the fifteen (15)-month anniversary of the date hereof; provided further that if the Marketing Period has not ended on the Termination Date (as the same may be extended pursuant to this definition), then the Termination Date shall be extended until the fourth (4th) Business Day following the last day of the Marketing Period.

“Termination Fee” means an amount equal to $200,000,000.

“Trade Control Laws” has the meaning set forth in Section 3.20(a).

“Transfer Taxes” has the meaning set forth in Section 8.08.

“WARN” has the meaning set forth in Section 3.18(b).

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or failure to act with the actual knowledge that the taking of the act or failure to act would, or would reasonably be expected to, result in a material breach of this Agreement.

ARTICLE XI

MISCELLANEOUS

11.01 Expenses. Except as otherwise expressly provided herein (including in Section 9.02), (a) the Company shall pay all of its own and the Seller’s fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants), and (b) the Purchaser shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants), in each case, incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby.

11.02 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail to the applicable e-mail address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the next Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the applicable Party:

Notices to the Purchaser (and, after the Closing, the Company):

Tenneco Inc.

500 North Field Drive

Lake Forest, IL 60045

Attention:                  Brandon B. Smith, Esq.

Telephone No.:         (847) 482-5223

Email:                       bsmith@tenneco.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention:                 R. Scott Falk, P.C.

                                  John A. Kupiec

Telephone No.:        (312) 862-2000

Email:                      sfalk@kirkland.com

                                  john.kupiec@kirkland.com

Notices to the Seller and Principal Stockholder (and, prior to the Closing, the Company):

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

Attention:               Jesse Lynn, Esq.

Telephone No.:     (212) 702-4300

Email:                   jlynn@sfire.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Attention:             Bruce Toth

                              Matt Stevens

Telephone No.:    (312) 558-5700

Email:                  btoth@winston.com

                             mstevens@winston.com

11.03 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by (a) the Purchaser, without the prior written consent of the Seller; provided, that the Purchaser may, without the consent of the Seller, assign in whole or in part its rights, interests and obligations pursuant to this Agreement to any of its lender(s) as collateral security; provided further, that such assignment contemplated by the immediately preceding clause shall not relieve the Purchaser of any of its obligations hereunder, or (b) the Company or the Seller, without the prior written consent of the Purchaser; provided, that the Seller may, without the consent of the Seller, assign in whole or in part its rights, interests and obligations pursuant to this Agreement to (i) one (1) or more Affiliates on a joint and several basis or (ii) to the transferee of any Purchaser Shares in accordance with the terms and conditions to the Shareholders Agreement; provided further, that such assignment contemplated by the immediately preceding clause shall not relieve the Seller of any of its obligations hereunder.

11.04 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.05 References. Capitalized terms used herein shall have the respective meanings assigned thereto herein (such definitions to be equally applicable to both the singular and plural forms and to the masculine as well as to the feminine and neuter genders of the terms defined). A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. English shall be the governing language of this Agreement. The word “including” shall mean “including, without limitation”. “Shall” and “will” mean “must,” and shall and will have equal force and effect and express an obligation. “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form. References herein to this Agreement mean this Agreement as from time to time amended, modified or supplemented, including by waiver or consent. Any agreement or instrument defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

11.06 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

(b) The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

11.07 Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon the Seller or the Company only if such amendment or waiver is set forth in a writing executed by the Seller or the Company, as the case may be, and any such amendment or waiver shall be binding upon the Purchaser only if such amendment or waiver is set forth in a writing executed by the Purchaser, as the case may be; provided further that no amendment, supplement or change may be made to this Section 11.07 (Amendment and Waiver), Section 11.09 (Third-Party Beneficiaries), Section 11.10 (Waiver of Trial by Jury), Section 11.15 (Governing Law), Section 11.16 (Consent to Jurisdiction) or Section 11.18 (Non-Recourse) that adversely impacts any Debt Financing Source without the prior written consent of such Debt Financing Source adversely impacted thereby. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

11.08 Complete Agreement. This Agreement and the other agreements expressly referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

11.09 Third-Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement, except (a) as specifically provided in Section 7.06 (Director and Officer Liability and Indemnification and Insurance) (which shall be to the benefit of the parties referred to in such section) and (b) that the Debt Financing Sources shall be express third party beneficiaries of and have the right to enforce Section 11.07 (Amendment and Waiver), Section 11.09 (Third-Party Beneficiaries), Section 11.10 (Waiver by Trial by Jury), Section 11.15 (Governing Law), Section 11.16 (Consent to Jurisdiction), and Section 11.18 (Non-Recourse).

11.10 Waiver of Trial by Jury. THE PARTIES HERETO WAIVE ANY RIGHT, TO THE FULLEST EXTENT PERMITTED BY LAW, TO A TRIAL BY JURY IN ANY ACTION, CLAIM OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT, (II) ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING, OR (III) ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE DEBT FINANCING COMMITMENT LETTERS.

11.11 Deliveries.

(a) The Purchaser agrees and acknowledges that all documents or other items delivered or made available to the Purchaser or the Purchaser’s legal counsel in the online data room or otherwise (including by e-mail delivery) as of 11:59 p.m. Eastern Time on the date that is two (2) days prior to the date of this Agreement shall be deemed to be delivered or made available, as the case may be, to the Purchaser for all purposes hereunder.

(b) The Company and the Seller each agree and acknowledge that all documents or other items delivered or made available to the Company and the Seller or their respective legal counsel in the online data room or otherwise (including by e-mail delivery) as of 11:59 p.m. Eastern Time on the date that is two (2) days prior to the date of this Agreement shall be deemed to be delivered or made available, as the case may be, to the Company and the Seller for all purposes hereunder.

11.12 Specific Performance. The Seller, the Purchaser and the Company acknowledge and agree that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each of the Company, the Seller, and the Purchaser agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled pursuant hereto or at law or equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). Each of the Parties further acknowledges and agrees that it shall not assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

11.13 Delivery. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party or to any such contract, each other Party or thereto shall re-execute original forms thereof and deliver them to all other parties. No Party or to any such contract shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or in electronic or digital form as a defense to the formation of a contract and each such Party forever waives any such defense.

11.14 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together shall constitute one and the same instrument.

11.15 Governing Law. This Agreement, together with all Claims, issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction), that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, that, notwithstanding the foregoing, any disputes involving the Debt Financing Sources will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the applicability of any Law other than the Law of the State of New York.

11.16 Consent to Jurisdiction.

(a) THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, SOLELY TO THE EXTENT SUCH COURT DECLINES JURISDICTION OR DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY OTHER FEDERAL OR STATE COURT LOCATED IN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(b) NOTWITHSTANDING ANYTHING IN THIS SECTION 11.16 TO THE CONTRARY, THE PARTIES AGREE THAT WITH RESPECT TO ANY DISPUTE INVOLVING THE DEBT FINANCING OR DEBT FINANCING SOURCES, THE PARTIES SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK OR FEDERAL COURTS OF THE UNITED STATES OF AMERICA, IN EACH CASE, SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF (THE COURTS DESCRIBED IN THIS SECTION 11.16(b), THE “APPLICABLE COURTS”), AND AGREES THAT (I) ALL CLAIMS IN RESPECT OF ANY SUCH LITIGATION MAY BE HEARD AND DETERMINED ONLY IN AN APPLICABLE COURT, (II) WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY PROCEEDING IN ANY APPLICABLE COURT, (III) WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH PROCEEDING IN ANY APPLICABLE COURT, AND (IV) AGREES THAT A FINAL JUDGMENT IN ANY SUCH PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR ANY OTHER MANNER PROVIDED BY LAW.

11.17 Payments under this Agreement. Each Party agrees that all amounts required to be paid hereunder shall be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate, reduction or withholding and not subject counterclaim or offset, on the dates required hereby (with time being of the essence).

11.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any Claim based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Debt Financing Source, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Seller, or the Purchaser under this Agreement or for any Claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.19 Disclosure Schedules. The Parties hereto agree that any reference in a particular Section of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of), the representations and warranties (or covenants, as applicable), of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties of such Party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face (other than any matters required to be disclosed for purposes of Section 3.04 (Membership Interests), Section 4.03 (Equity Interests), Section 6.01 (Conduct of Business) or the first sentence of Section 3.06 (Absences of Certain Developments), which matters shall only be disclosed by specific disclosure in the corresponding section of the Disclosure Schedules). Each party here has or may have set forth information in the Disclosure Schedules in a section thereof that corresponds to the Section of this

Agreement to which it relates. The specification of any dollar amount contained in the representations or warranties in this Agreement, or the fact that any item of information is disclosed in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. The mere inclusion of an item in the Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that (a) such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, with respect to the Company, a Company Material Adverse Effect, and with respect to the Purchaser, a Purchaser Material Adverse Effect, as applicable, or (b) such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed by the terms of this Agreement or is material to the business, results of operations or financial condition of the Company, the Seller, or the Purchaser, as applicable.

11.20 Survival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall not survive the Closing, except that (i) those covenants and agreements that by their terms apply or are to be performed, in whole or in part, at or after the Closing shall survive the Closing until the date on which the performance of such covenant is completed (after which such covenant shall terminate), and (ii) the Closing shall not relieve a Party of any breach prior to the Closing of a covenant or agreement contained in this Agreement by such Party; provided that the representations and warranties set forth in Sections 3.04 and 4.03 and the penultimate sentence of Section 3.02 shall survive the Closing indefinitely.

11.21 Waiver of Conditions.

(a) The conditions to the obligations of each Party to consummate the transactions contemplated by this Agreement are for the sole benefit of each such Party, and may be waived only by each such Party in whole or in part to the extent permitted by applicable Laws.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

11.22 Obligations of the Purchaser and of the Company. Whenever this Agreement requires a Subsidiary of the Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of the Purchaser to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Closing, on the part of the Purchaser to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Seller to take any action, such requirement shall be deemed to include an undertaking on the part of the Seller to cause such Subsidiary to take such action.

11.23 Release. Notwithstanding anything to the contrary herein, effective as of the Closing Date, the Seller, on behalf of itself and its Affiliates (other than, for the avoidance of doubt, the Company and its Subsidiaries), successors and permitted assigns (any of the foregoing, a “Seller Releasing Party”), hereby irrevocably waives, releases and forever discharges, any and all Claims, liabilities or obligations of any nature (whether known or unknown, suspected or unsuspected, absolute or contingent, liquidated or unliquidated, due or to become due, accrued, fixed or otherwise), and right to recourse against the Purchaser, the Company and its Subsidiaries, or any of their Representatives (each, a “Seller Released Party”), which the Seller Releasing Party has or ever had or may have, arising out of or in any way relating to events, circumstances, actions or omissions, occurring, existing or taken prior to or as of the Closing Date with respect to matters relating to the Company or its Subsidiaries (the “Released Claims”); provided, however, that the Released Claims shall not include, and nothing contained herein shall operate to release, any of the obligations of any Seller Released Party (a) relating to any matters, events, agreements, acts or conduct to the extent arising after the Closing, (b) under this Agreement or under any other document to be executed and delivered in connection with the transactions contemplated by this Agreement, (c) rights to indemnification under any of the organizational documents of the Company or any of its Subsidiaries, and (d) any rights or obligations arising under or related to the Surviving Commercial Contracts.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TENNECO INC.

/s/ Brian Kesseler
By:	Brian Kesseler
Its:	Chief Executive Officer

FEDERAL-MOGUL LLC

By:	/s/ Rainer Jueckstock
Name:	Rainer Jueckstock
Title:	Co-Chief Executive Officer

By:	/s/ Bradley Norton
Name:	Bradley Norton
Title:	Co-Chief Executive Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Chief Executive Officer

ICAHN ENTERPRISES L.P.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

Exhibit A

Form of Shareholders Agreement

[see attached]

EXHIBIT A

Shareholders Agreement

by and among

Tenneco Inc.,

[American Entertainment Properties Corp.]

and

[Icahn Enterprises L.P.]

Dated as of [•], 201[•]

i

SHAREHOLDERS AGREEMENT

This Shareholders Agreement (this “Agreement”) is made as of [•], 201[•], by and among Tenneco Inc., a Delaware corporation (the “Company”), [American Entertainment Properties Corp.], a Delaware corporation (the “Seller”), and [Icahn Enterprises L.P.], a Delaware limited partnership (“IEP”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Section 1.01.

RECITALS

A. Pursuant to that certain Membership Interest Purchase Agreement, dated as of April [•], 2018 (the “Purchase Agreement”), by and among the Company, Federal-Mogul LLC, the Seller and IEP, the Company acquired all of the outstanding membership interests of Federal-Mogul LLC (the “Acquisition”).

B. In connection with the consummation of the Acquisition and pursuant to the Purchase Agreement, the Company issued to the Seller [•] shares of Class A Common Stock (as defined below) and [•] shares of Class B Common Stock (as defined below) (collectively, the “Common Stock”).

C. As an inducement to consummate the transaction contemplated by the Purchase Agreement, the Seller, IEP and the Company hereby agree that this Agreement will govern certain rights of the Seller, IEP and the Company related to the Common Stock.

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Replacement Designee” has the meaning set forth in Section 3.04(a).

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. As used in this definition, the term “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. For purposes of this definition, with respect to any Person in which IEP does not (i) beneficially own, either directly or indirectly, more than fifty percent (50%) of (x) the total combined voting power of all classes of voting securities of such Person, (y) the total combined equity interests or (z) the capital or profit interests, in the case of a partnership, or (ii) otherwise have the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body, IEP shall only be deemed to control such Person to the extent that, with respect to any particular matter, IEP or its other Affiliates, or IEP’s or such Affiliate’s employees, in their capacities as a shareholder, director, manager or general partner (or similar position) of such Person have voted or consented to take action, or encouraged others to vote or consent to take action (or take action if no vote or consent is required) with respect to such matter.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Filings” has the meaning set forth in Section 2.03(a)(i).

“Blackout Notice” has the meaning set forth in Section 2.01(e).

“Blackout Period” has the meaning set forth in Section 2.01(e).

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“By-law Director Nomination” has the meaning set forth in Section 3.02(a).

“Class A Common Stock” means Class A Voting Common Stock, par value $0.01, of the Company.

“Class B Common Stock” means Class B Non-Voting Common Stock, par value $0.01, of the Company.

“Common Stock” has the meaning set forth in the recitals.

“Demand Registration” has the meaning set forth in Section 2.01(c).

“Disadvantageous Condition” has the meaning set forth in Section 2.01(e).

“Equity Security” means (a) any Class A Common Stock or other Voting Stock, (b) any securities of the Company convertible into or exchangeable for Class A Common Stock or other Voting Stock or (c) any options, rights or warrants (or any similar securities) issued by the Company to acquire Class A Common Stock or other Voting Stock.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

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“Exchange Offer” means an exchange offer of Registrable Securities for outstanding securities of a Holder.

“Exchanges” means one or more Public Exchanges or Private Exchanges.

“Excluded Issuance” means (i) the issuance or grant of Equity Securities (including upon exercise of options) to directors, officers, employees, consultants or other agents of the Company or any of its Subsidiaries pursuant to any management equity plan or other equity-based employee benefits plan of the Company, which in each case has been approved by the Board or any duly authorized committee thereof in its good faith reasonable judgment, or as otherwise approved by the Board or any duly authorized committee thereof in its good faith reasonable judgment, in connection with their employment or performance of services, (ii) the issuance of any Equity Securities in connection with any “business combination” (as defined in the rules and regulations promulgated by the SEC) or otherwise in connection with bona fide acquisitions of securities or substantially all of the assets of another Person, business unit, division or business, in each case, to the sellers in such transaction as consideration thereof, (iii) the issuance of any securities pursuant to the conversion, redemption or exchange of Class B Common Stock issued to the Seller, (iv) the issuance of any Equity Securities in connection with any stock split, stock dividend or similar distribution or recapitalization so long as all holders of the same class or series are treated equally with all other holders of such class or series, and (v) the issuance of any shares of a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company.

“Exempted Person” means the IEP Group Designee, the members of the IEP Group and each of their respective partners, principals, directors, officers, members, managers, managing directors, operating partners and/or employees, as applicable.

“Extraordinary Transaction” has the meaning set forth in Section 3.02(a).

“Governmental Authority” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, any self-regulatory organization (including any securities exchange) or any arbitrational tribunal.

“Holder” means the Seller or any Permitted Transferee of the Seller or a prior Permitted Transferee (provided that such Permitted Transferee shall have first executed a joinder to this Agreement in accordance with Section 3.03(b)), in each case so long as such Person holds any Registrable Securities.

“IEP Entities” means, collectively, IEP, the Seller and their respective Affiliates.

“IEP Group” means, collectively, IEP, the Seller, any Permitted Transferee (other than a Permitted Transferee pursuant to Section 3.03(b)(iii) or Section 3.03(b)(iv)) and their respective Affiliates, in each case to the extent owning Common Stock.

“IEP Group Designee” has the meaning set forth in Section 3.04(a).

“Indemnifying Party” has the meaning set forth in Section 2.06(c).

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“Indemnitee” has the meaning set forth in Section 2.06(c).

“Initiating Holder” has the meaning set forth in Section 2.01(c).

“Legend Removal Event” has the meaning set forth in Section 3.07.

“Lock-Up Period” means, unless the Company in its sole discretion provides its prior written consent to a shorter period of time, the period commencing on the date hereof and ending on [            ,         ].1

“Loss” and “Losses” have the meaning set forth in Section 2.06(a).

“Offering Confidential Information” means, with respect to a Piggyback Registration, (i) the Company’s plan to file the relevant Registration Statement and engage in the offering so registered, (ii) any information regarding the offering being registered (including the potential timing, price, number of shares, underwriters or other counterparties, selling stockholders or plan of distribution) and (iii) any other information (including information contained in draft supplements or amendments to offering materials) provided to any Holders by the Company (or by third parties) in connection with a Piggyback Registration; provided, that Offering Confidential Information shall not include information that (x) was or becomes generally available to the public (including as a result of the filing of the relevant Registration Statement) other than as a result of a disclosure by any Holder, (y) was or becomes available to any Holder from a source not bound by any confidentiality agreement with the Company or (z) was otherwise in such Holder’s possession prior to it being furnished to such Holder by the Company or on the Company’s behalf.

“Other Holders” has the meaning set forth in Section 2.01(g).

“Passive Institutional Investor” means any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) who, with respect to an investment in shares of Common Stock or other securities of the Company or any of its Subsidiaries, as applicable, is eligible to file a short-form statement on Schedule 13G pursuant to paragraph (b) of Rule 13d-1 under the Exchange Act.

“Permitted Transfer” has the meaning set forth in Section 3.03(b).

“Permitted Transferee” has the meaning set forth in Section 3.03(b).

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Piggyback Registration” has the meaning set forth in Section 2.02(a).

“Pro Rata Portion” has the meaning set forth in Section 3.06(a)(ii).

“Proposed Securities” has the meaning set forth in Section 3.06(b)(i).

[1]	Note to draft: To be the date that is 150 days after the date of this Agreement.

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“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments, and all other material incorporated by reference in such prospectus.

“Purchase Agreement” has the meaning set forth in the recitals.

“Registrable Securities” means the Class A Common Stock or other securities issued with respect to, in exchange for, or in replacement of such Class A Common Stock, including the Class A Common Stock issuable upon the conversion of the Class B Common Stock in accordance its terms; provided that the term “Registrable Securities” excludes any security (i) the offering and Sale of which has been effectively registered under the Securities Act and which has been Sold in accordance with a Registration Statement, (ii) that has been Sold by a Holder in a transaction or transactions exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(a)(1) thereof (including transactions pursuant to Rule 144) such that the further Sale of such securities by the transferee or assignee is not restricted under the Securities Act or (iii) that has been Sold by a Holder in a transaction in which such Holder’s rights under this Agreement are not, or cannot be, assigned.

“Registration” means a registration with the SEC of the offer and Sale to the public of any Registrable Securities under a Registration Statement. The terms “Register” and “Registering” shall have correlative meanings.

“Registration Expenses” means all expenses incident to the Company’s performance of or compliance with this Agreement, including all (i) registration, qualification and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications within the United States of any Registrable Securities being registered), (iii) printing expenses, messenger, telephone, mailing and delivery expenses, (iv) fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by the Company’s independent certified public accountants of comfort letters customarily requested by underwriters), (v) fees and expenses of listing any Registrable Securities on any securities exchange on which the shares of Common Stock are then listed and Financial Industry Regulatory Authority registration and filing fees, (vi) expenses incurred in connection with making road show presentations and holding meetings with potential investors, including all reasonable travel, meals and lodging expenses incurred in accordance with the Company’s travel policies and (vii) the reasonable fees and disbursements of one (1) counsel for the Holders of Registrable Securities selected by a majority of the Holders of Registrable Securities requested to be included in such Registration or offering; but excluding any underwriting discounts, fees or commissions and any stock transfer taxes attributable to the offer and Sale of any Registrable Securities.

“Registration Rights” means the rights of the Holders to cause the Company to Register Registrable Securities pursuant to Article II.

“Registration Statement” means any registration statement of the Company filed with, or as the context permits to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such

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registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference into such registration statement. For the avoidance of doubt, it is acknowledged and agreed that such Registration Statement may be on any form that shall be applicable, including Form S-1, Form S-3 or Form S-4 and may be a Shelf Registration Statement.

“Replacement Designee” has the meaning set forth in Section 3.04(a).

“Representatives” means any Person’s directors, officers, employees, agents, representatives or advisers.

“Restricted Shares” has the meaning set forth in Section 3.03(a).

“S-3ASR” means an automatically effective shelf registration statement on Form S-3 (or any successor form).

“Sale” means the direct or indirect transfer, sale, assignment or other disposition of a security. The terms “Sell” and “Sold” shall have correlative meanings.

“Sale Transaction” has the meaning set forth in Section 3.02(c).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Selling Holders” has the meaning set forth in Section 2.01(a).

“Shelf Period” has the meaning set forth in Section 2.01(a).

“Shelf Registration Statement” means a Registration Statement of the Company for an offering of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or similar provisions then in effect).

“Shelf Take-Down” has the meaning set forth in Section 2.01(b).

“Spin-Off” has the meaning set forth in the Purchase Agreement.

“Spin-Off Cutoff Date” means the earlier of (i) 18 months from the date hereof and (ii) the date on which the Company publicly announces that it has abandoned its plans to pursue the Spin-Off.

“Spin-Off Date” shall mean the date (if any) on which the Spin-Off is consummated.

“Standstill Parties” has the meaning set forth in Section 3.02(a).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (x) the total combined voting power of all classes of voting

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securities of such Person, (y) the total combined equity interests or (z) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Third Party Tender/Exchange Offer” has the meaning set forth in Section 3.02(b).

“Transaction Documents” has the meaning set forth in Section 3.02(a).

“Transfer” has the meaning set forth in Section 3.03(a).

“Underwritten Offering” means a Registration in which Registrable Securities are Sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

“Voting Stock” means any securities of the Company having the right to vote generally in any election of directors.

Section 1.02 Interpretation.

In this Agreement, unless the context clearly indicates otherwise:

(a) words used in the singular include the plural, and words used in the plural include the singular;

(b) references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement;

(c) any reference to any gender includes the other gender and the neuter;

(d) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(e) the words “shall” and “will” are used interchangeably and have the same meaning;

(f) the word “or” shall have the inclusive meaning represented by the phrase “and/or”;

(g) any reference to any Article, Section, Exhibit or Schedule means such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition;

(h) the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision of this Agreement;

(i) any reference to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;

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(j) any reference to any law (including statutes and ordinances) means such law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability;

(k) relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including”;

(l) the table of contents and titles to Articles and headings of Sections contained in this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of or to affect the meaning or interpretation of this Agreement;

(m) any portion of this Agreement obligating a party to take any action or refrain from taking any action, as the case may be, shall mean that such party shall also be obligated to cause its relevant Subsidiaries to take such action or refrain from taking such action, as the case may be;

(n) the language of this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction shall be applied against any party; and

(o) except as otherwise indicated, all periods of time referred to herein shall include all Saturdays, Sundays and holidays; provided, however that if the date to perform the act or give any notice with respect to this Agreement shall fall on a day other than a Business Day, such act or notice may be performed or given timely if performed or given on the next succeeding Business Day.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Shelf and Demand Registration.

(a) Pursuant to the terms of the Purchase Agreement, the Company has, prior to the date hereof, filed with the SEC either (i) a Shelf Registration Statement relating to the offer and resale of Registrable Securities by the IEP Group at any time in accordance with the methods of distribution set forth in the Plan of Distribution section of such Shelf Registration Statement (the “Shelf Registration”) or (ii) another registration statement providing for the same offer and resale of Registrable Securities by the IEP Group, and, assuming the Company filed an S-3ASR, the Company hereby represents and warrants that, subject to the Holder’s compliance with applicable securities laws and the terms and conditions of this Agreement, the Registrable Securities held by the IEP Group on the date hereof are legally available for immediate resale pursuant to the Shelf Registration Statement. For so long as the Company is eligible to use Form S-3 (or successor form), subject to Section 2.01(e), the Company shall maintain the continuous effectiveness of the Shelf Registration Statement for the maximum period permitted by SEC rules until all of the Registrable Securities have been sold, and shall replace the Shelf Registration Statement at or before expiration, if applicable, with a successor effective Shelf Registration Statement to the extent any Registrable Securities remain outstanding (such period of effectiveness, the “Shelf Period”).

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(b) At any time and from time to time during the Shelf Period, one or more Holders (the “Selling Holders”) may, by written notice to the Company, request an offering of all or part of the Registrable Securities held by such Holders (a “Shelf Take-Down”); provided, that the Company shall not be obligated to effect any subsequent Shelf Take-Down during the sixty (60) day period following the pricing date of a completed Shelf Take-Down; provided, further, however, that if the Holders are subject to a lock-up restriction pursuant to lock-up agreements entered into in connection with such completed Shelf Take-Down, then the period of such lock-up restriction, whether longer or shorter, shall apply in lieu of the 60-day period. In the event that the Holders request that a Shelf Take-Down be effected by means of an Underwritten Offering, the provisions of Sections 2.01(f) and (g) shall apply.

(c) If at any time the Company is ineligible to file with the SEC a Shelf Registration Statement in accordance with Section 2.01(a), a Holder of the then-outstanding Registrable Securities (the “Initiating Holder”) shall have the right to request that the Company file a Registration Statement, on behalf of itself, with the SEC on the appropriate registration form for all or part of the Registrable Securities held by such Initiating Holder, by delivering a written request thereof to the Company specifying the number of shares of Registrable Securities such Initiating Holder wishes to register (a “Demand Registration”). The Company shall use its reasonable best efforts to prepare and file the Registration Statement as expeditiously as possible but in any event within 30 days of such request, and (ii) use its reasonable best efforts to cause the Registration Statement to become effective in respect of each Demand Registration in accordance with the intended method of distribution set forth in the written request delivered by the Initiating Holder. The Company shall include in such Registration all Registrable Securities with respect to which the Company receives, within the 10 days immediately following the receipt by a Holder of such notice from the Company, a request for inclusion in the Registration from the Holder(s) thereof. Each such request from a Holder of Registrable Securities for inclusion in the Registration shall also specify the aggregate amount of Registrable Securities proposed to be Registered. The Initiating Holder may request that the Registration Statement be on any appropriate form, including Form S-4 in the case of an Exchange Offer or a Shelf Registration Statement, and the Company shall effect the Registration on the form so requested.

(d) The Holder(s) collectively may not make more than two Demand Registration requests in any 365-day period.

(e) With respect to any Registration Statement, whether filed or to be filed pursuant to this Agreement, if the Company shall reasonably determine in good faith that maintaining the effectiveness of such Registration Statement or filing an amendment or supplement thereto (or, if no Registration Statement has yet been filed, filing such a Registration Statement) would (i) materially impede, delay or interfere with any financing, acquisition, corporate reorganization or other significant transaction, or any negotiations, discussions or pending proposals with respect thereto, involving the Company or any of its

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Subsidiaries or their respective assets, or (ii) require the disclosure of material nonpublic information, the disclosure of which could reasonably be expected to materially and adversely affect the Company (including during any regular quarterly blackout period) (each of clauses (i) and (ii), a “Disadvantageous Condition”), the Company may, for the shortest period reasonably practicable, and in any event for not more than 45 calendar days (a “Blackout Period”), notify the Holders whose offers and Sales of Registrable Securities are covered (or to be covered) by such Registration Statement (a “Blackout Notice”) that such Registration Statement is unavailable for use (or will not be filed as requested); provided that the Company’s regular quarterly blackout period shall not count toward the number of days available for any Blackout Period hereunder. Upon the receipt of any such Blackout Notice, the Holders shall forthwith discontinue use of the Prospectus contained in any effective Registration Statement; provided, that, if at the time of receipt of such Blackout Notice any Holder shall have Sold its Registrable Securities (or have signed a firm commitment underwriting agreement with respect to the purchase of such shares) and the Disadvantageous Condition is not of a nature that would require a post-effective amendment to the Registration Statement, then the Company shall use its reasonable best efforts to take such action as to eliminate any restriction imposed by federal securities laws on the timely delivery of such Registrable Securities. When any Disadvantageous Condition as to which a Blackout Notice has been previously delivered shall cease to exist, the Company shall as promptly as reasonably practicable notify the Holders and take such actions in respect of such Registration Statement as are otherwise required by this Agreement. The effectiveness period for any Demand Registration for which the Company has given notice of a Blackout Period shall be increased by the length of time of such Blackout Period. The Company shall not impose, in any 365-day period, Blackout Periods lasting, in the aggregate, in excess of 90 calendar days. If the Company declares a Blackout Period with respect to a Demand Registration for a Registration Statement that has not yet been declared effective, (i) the Holders may by notice to the Company withdraw the related Demand Registration request without such Demand Registration request counting against the number of Demand Registration requests permitted to be made under Section 2.01(d) and (ii) the Holders shall not be responsible for any of the Company’s related Registration Expenses.

(f) If the Selling Holders or Initiating Holder so indicate at the time of their or its request for a Shelf Take-Down or a Demand Registration pursuant to Sections 2.01(b) or (c), as applicable, such offering of Registrable Securities shall be in the form of an Underwritten Offering or an Exchange Offer. In the event that the Selling Holders or Initiating Holder intend to Sell the Registrable Securities by means of an Underwritten Offering or Exchange Offer, the right of any Holder to include Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such Underwritten Offering or Exchange Offer and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering or the Exchange Offer to the extent provided herein. The Holders of a majority of the outstanding Registrable Securities being included in any Underwritten Offering or Exchange Offer shall select the underwriter(s) in the case of an Underwritten Offering or the dealer manager(s) in the case of an Exchange Offer, provided that such underwriter(s) or dealer manager(s) are reasonably acceptable to the Company. The Company shall be entitled to designate counsel for such underwriter(s) or dealer manager(s) (subject to their approval), provided that such designated underwriters’ counsel shall be a firm of national reputation representing underwriters or dealer managers in capital markets transactions.

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(g) If the managing underwriter or underwriters of a proposed Underwritten Offering of Registrable Securities included in a Registration pursuant to this Section 2.01 inform(s) in writing the Holders participating in such Registration that, in its or their opinion, the number of securities requested to be included in such Registration exceeds the number that can be Sold in such offering without being likely to have a material adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the number of Registrable Securities to be included in such Registration shall be reduced to the maximum number recommended by the managing underwriter or underwriters and allocated pro rata among the Holders, including the Selling Holders or the Initiating Holder, in proportion to the number of Registrable Securities each Holder has requested to be included in such Registration; provided, that the Initiating Holder may notify the Company in writing that the Registration Statement shall be abandoned or withdrawn, in which event the Company shall abandon or withdraw such Registration Statement. In the event the Initiating Holder notifies the Company that such Registration Statement shall be abandoned or withdrawn, such Holder shall not be deemed to have requested a Demand Registration pursuant to Section 2.01(c), and the Company shall not be deemed to have effected a Demand Registration pursuant to Section 2.01(c). If the amount of Registrable Securities to be underwritten has not been limited in accordance with the first sentence of this Section 2.01(g), the Company and the holders of Common Stock or, if the Registrable Securities include securities other than Common Stock, the holders of securities of the same class of those securities included in the Registrable Securities, in each case, other than the Holder (“Other Holders”), may include such securities for their own account or for the account of Other Holders in such Registration if the underwriter(s) so agree and to the extent that, in the opinion of such underwriter(s), the inclusion of such additional amount will not adversely affect the offering of the Registrable Securities included in such Registration.

Section 2.02 Piggyback Registrations.

(a) If the Company proposes to file a Registration Statement (other than a Shelf Registration) or a Prospectus supplement filed pursuant to a Shelf Registration Statement under the Securities Act with respect to any offering of such securities for its own account and/or for the account of any Other Holders (other than (i) a Registration under Section 2.01, (ii) a Registration pursuant to a Registration Statement on Form S-8 or Form S-4 or similar form that relates to a transaction subject to Rule 145 under the Securities Act, (iii) any form that does not include substantially the same information, other than information relating to the selling holders or their plan of distribution, as would be required to be included in a Registration Statement covering the sale of the Registrable Securities, (iv) in connection with any dividend reinvestment or similar plan, (v) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction or (vi) a Registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered) (a “Public Sale”), then, as soon as practicable, but in any event not less than 15 days prior to the proposed date of filing such Registration Statement, the Company shall give written notice of such proposed filing to each Holder,

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and such notice shall offer such Holders the opportunity to Register under such Registration Statement such number of Registrable Securities as each such Holder may request in writing (a “Piggyback Registration”). Subject to Section 2.02(b) and Section 2.02(c), the Company shall use its reasonable best efforts to include in a Registration Statement with respect to a Public Sale all Registrable Securities that are requested to be included therein within five Business Days after the receipt of any such notice; provided, however, that if, at any time after giving written notice of its intention to Register any securities and prior to the effective date of the Registration Statement filed in connection with such Registration, the Company shall determine for any reason not to Register or to delay Registration of the Public Sale, the Company may, at its election, give written notice of such determination to each such Holder and, thereupon, (x) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration, without prejudice, however, to the rights of any Holder to request that such Registration be effected as a Demand Registration under Section 2.01 and (y) in the case of a determination to delay Registration, shall be permitted to delay Registering any Registrable Securities for the same period as the delay in Registering such other shares of Common Stock in the Public Sale. No Registration effected under this Section 2.02 shall relieve the Company of its obligation to effect any Demand Registration under Section 2.01. For purposes of clarification, the Company’s filing of a Shelf Registration Statement shall not be deemed to be a Public Sale; provided, however, that any prospectus supplement filed pursuant to a Shelf Registration Statement with respect to an offering of the Company’s Common Stock for its own account and/or for the account of any other Persons will be a Public Sale unless such offering qualifies for an exemption from the Public Sale definition in this Section 2.02(a).

(b) In the case of any Underwritten Offering, each Holder shall have the right to withdraw such Holder’s request for inclusion of its Registrable Securities in such Underwritten Offering pursuant to Section 2.02(a) at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of such Holder’s request to withdraw and, subject to the preceding clause, each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration at any time prior to the effective date thereof.

(c) If the managing underwriter or underwriters of any proposed Underwritten Offering of a class of Registrable Securities included in a Piggyback Registration informs the Company and each Holder in writing that, in its or their opinion, the number of securities of such class that such Holder and any other Persons intend to include in such offering exceeds the number that can be Sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be (i) first, all securities of the Company and any other Persons (other than the Company’s executive officers and directors) for whom the Company is effecting the Registration, as the case may be, proposes to Sell, (ii) second, the number, if any, of Registrable Securities of such class that, in the opinion of such managing underwriter or underwriters, can be Sold without having such adverse effect, with such number to be allocated pro rata among the Holders that have requested to participate in such Registration based on the relative number of Registrable Securities of such class requested by such Holder to be included in such Sale,

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(iii) third, the number of securities of executive officers and directors of the Company for whom the Company is effecting the Registration, as the case may be, with such number to be allocated pro rata among the executive officers and directors and (iv) fourth, any other securities eligible for inclusion in such Registration, allocated among the holders of such securities in such proportion as the Company and those holders may agree.

(d) After a Holder has been notified of its opportunity to include Registrable Securities in a Piggyback Registration, such Holder (i) shall treat the Offering Confidential Information as confidential information, (ii) shall not use any Offering Confidential Information for any purpose other than to evaluate whether to include its Registrable Securities (or other shares of Common Stock) in such Piggyback Registration and (iii) shall not disclose any Offering Confidential Information to any Person other than such of its agents, employees, advisors and counsel as have a need to know such Offering Confidential Information, and to cause such agents, employees, advisors and counsel to comply with the requirements of this Section 2.02(d); provided, that any such Holder may disclose Offering Confidential Information if such disclosure is required by legal process, but such Holder shall reasonably cooperate with the Company to limit the extent of such disclosure through protective order or otherwise, and to seek confidential treatment of the Offering Confidential Information.

Section 2.03 Registration Procedures.

(a) In connection with the Company’s Registration obligations under Section 2.01 and Section 2.02, the Company shall use its reasonable best efforts to effect such Registration to permit the offer and Sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable, and in connection therewith, the Company shall use reasonable best efforts to:

(i) prepare and file the required Registration Statement, including all exhibits and financial statements and, in the case of an Exchange Offer, any document required under Rule 425 or Rule 165 with respect to such Exchange Offer (collectively, the “Ancillary Filings”) required under the Securities Act to be filed therewith, and before filing with the SEC a Registration Statement or Prospectus, or any amendments or supplements thereto, (A) furnish to the underwriters or dealer managers, if any, and to the Holders, copies of all documents prepared to be filed, which documents shall be subject to the review and comment of such underwriters or dealer managers and such Holders and their respective counsel, and provide such underwriters or dealers managers, if any, and such Holders and their respective counsel reasonable time to review and comment thereon and (B) not file with the SEC any Registration Statement or Prospectus or amendments or supplements thereto or any Ancillary Filing to which the Holders or the underwriters or dealer managers, if any, shall reasonably object;

(ii) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and supplements to the Prospectus and any Ancillary Filing as may be reasonably requested by the participating Holders;

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(iii) promptly notify the participating Holders and the managing underwriters or dealer managers, if any, and, if requested, confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, the applicable Prospectus or any amendment or supplement to such Prospectus has been filed, or any Ancillary Filing has been filed, (B) of any comments (written or oral) by the SEC or any request (written or oral) by the SEC or any other Governmental Authority for amendments or supplements to such Registration Statement, such Prospectus or any Ancillary Filing, or for any additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement, any order preventing or suspending the use of any preliminary or final Prospectus or any Ancillary Filing, or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties (written or oral) in any applicable underwriting agreement or dealer manager agreement cease to be true and correct in all material respects and (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or Sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv) (A) promptly notify each participating Holder and the managing underwriter(s) or dealer manager(s), if any, when the Company becomes aware of the occurrence of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Ancillary Filing contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus and any preliminary Prospectus, in light of the circumstances under which they were made) not misleading, or if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or any Ancillary Filing in order to comply with the Securities Act, and (B) in either case, as promptly as reasonably practicable thereafter, prepare and file with the SEC, and furnish without charge to each participating Holder and the underwriter(s) or dealer manager(s), if any, an amendment or supplement to such Registration Statement, Prospectus or Ancillary Filing that will correct such statement or omission or effect such compliance;

(v) use its reasonable best efforts to prevent or obtain the withdrawal of any stop order or other order suspending the use of any preliminary or final Prospectus;

(vi) promptly (A) incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriter(s) or dealer manager(s), if any, and the Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities and (B) make all required filings of such Prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

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(vii) furnish to each participating Holder and each underwriter or dealer manager, if any, without charge, as many conformed copies as such Holder or underwriter or dealer manager may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, but excluding all documents and exhibits (i) incorporated therein by reference or (ii) that are available via the SEC’s EDGAR system;

(viii) deliver to each participating Holder and each underwriter or dealer manager, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus) and any amendment or supplement thereto as such Holder or underwriter or dealer manager may reasonably request (it being understood that the Company consents to the use of such Prospectus or any amendment or supplement thereto by each participating Holder and the underwriter(s) or dealer manager(s), if any, in connection with the offering and Sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto) and such other documents as such participating Holder or underwriter or dealer manager may reasonably request in order to facilitate the Sale of the Registrable Securities by such Holder or underwriter or dealer manager;

(ix) on or prior to the date on which the applicable Registration Statement is declared effective or becomes effective, use its reasonable best efforts to register or qualify, and cooperate with each participating Holder, the managing underwriter(s) or dealer manager(s), if any, and their respective counsel, in connection with the registration or qualification of, such Registrable Securities for offer and Sale under the securities or “blue sky” laws of each state and other jurisdiction of the United States as any participating Holder or managing underwriter(s) or dealer manager(s), if any, or their respective counsel reasonably request, and in any foreign jurisdiction mutually agreeable to the Company and the participating Holders, and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and so as to permit the continuance of offers and Sales and dealings in such jurisdictions for so long as may be necessary to complete the distribution of the Registrable Securities covered by the Registration Statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject or conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of any such jurisdiction;

(x) in connection with any Sale of Registrable Securities that will result in such securities no longer being Registrable Securities, cooperate with each participating Holder and the managing underwriter(s) or dealer manager(s), if any,

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to (A) facilitate the timely preparation and delivery of certificates representing Registrable Securities to be Sold and not bearing any restrictive Securities Act legends and (B) register such Registrable Securities in such denominations and such names as such participating Holder or the underwriter(s) or dealer manager(s), if any, may request at least two Business Days prior to such Sale of Registrable Securities; provided that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the Depository Trust Company’s Direct Registration System;

(xi) cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority and each securities exchange, if any, on which any of the Company’s securities are then listed or quoted and on each inter-dealer quotation system on which any of the Company’s securities are then quoted, and in the performance of any due diligence investigation by any underwriter or dealer manager (including any “qualified independent underwriter”) that is required to be retained in accordance with the rules and regulations of each such exchange, and use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary to enable the seller or sellers thereof or the underwriter(s) or dealer manager(s), if any, to consummate the Sale of such Registrable Securities;

(xii) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with the Depository Trust Company; provided, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the Depository Trust Company’s Direct Registration System;

(xiii) obtain for delivery to and addressed to each participating Holder and to the underwriter(s) or dealer manager(s), if any, opinions from the general counsel or deputy general counsel for the Company, in each case dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement or, in the event of an Exchange Offer, the date of the closing under the dealer manager agreement or similar agreement or otherwise, and in each such case in customary form and content for the type of Underwritten Offering or Exchange Offer, as applicable;

(xiv) in the case of an Underwritten Offering or Exchange Offer, obtain for delivery to and addressed to the Company and the managing underwriter(s) or dealer manager(s), if any, and, to the extent requested, each participating Holder, a cold comfort letter from the Company’s independent registered public accounting firm in customary form and content for the type of Underwritten Offering or Exchange Offer, dated the date of execution of the underwriting agreement or dealer manager agreement or, if none, the date of commencement of the Exchange Offer, and brought down to the closing, whether under the underwriting agreement or dealer manager agreement, if applicable, or otherwise;

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(xv) in the case of an Exchange Offer that does not involve a dealer manager, provide to each participating Holder such customary written representations and warranties or other covenants or agreements as may be requested by any participating Holder comparable to those that would be included in an underwriting or dealer manager agreement;

(xvi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xvii) cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company’s securities are then listed or quoted and on each inter-dealer quotation system on which any of the Company’s securities are then quoted;

(xviii) provide (A) each Holder participating in the Registration, (B) the underwriters (which term, for purposes of this Agreement, shall include any Person deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act), if any, of the Registrable Securities to be registered, (C) the Sale or placement agent therefor, if any, (D) the dealer manager therefor, if any, (E) counsel for such Holder, underwriters, agent, or dealer manager and (F) any attorney, accountant or other agent or representative retained by such Holder or any such underwriter or dealer manager, as selected by such Holder, in each case, the opportunity to participate in the preparation of such Registration Statement, each Prospectus included therein or filed with the SEC, and each amendment or supplement thereto; and for a reasonable period prior to the filing of such Registration Statement, upon execution of a customary confidentiality agreement, make available for inspection upon reasonable notice at reasonable times and for reasonable periods, by the parties referred to in clauses (A) through (F) above, all pertinent financial and other records, pertinent corporate and other documents and properties of the Company and its Subsidiaries that are available to the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available at reasonable times and for reasonable periods to discuss the business of the Company and to supply all information available to the Company reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence or other responsibility, subject to the foregoing; provided, that in no event shall the Company be required to make available any information which the Board determines in good faith to be competitively sensitive or confidential.

The recipients of such information shall coordinate with one another so that the inspection permitted hereunder will not unnecessarily interfere with the Company’s conduct of business. Each Holder agrees that information obtained by it as a result

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of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company or its Affiliates unless and until such information is made generally available to the public by the Company or such Affiliate or for any reason not related to the Registration of Registrable Securities;

(xix) in the case of an Underwritten Offering or Exchange Offer, cause the senior executive officers of the Company to participate at reasonable times and for reasonable periods in the customary “road show” presentations that may be reasonably requested by the managing underwriter(s) or dealer manager(s), if any, and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto, except to the extent that such participation materially interferes with the management of the Company’s business;

(xx) comply with all requirements of the Securities Act, Exchange Act and other applicable laws, rules and regulations, as well as all applicable stock exchange rules; and

(xxi) take all other customary steps reasonably necessary or advisable to effect the Registration and distribution of the Registrable Securities contemplated hereby.

(b) As a condition precedent to any Registration hereunder, the Company may require each Holder as to which any Registration is being effected to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder, its ownership of Registrable Securities and other matters as the Company may from time to time reasonably request in writing. Each such Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c) Each Holder shall, as promptly as reasonably practicable, notify the Company, at any time when a Prospectus is required to be delivered (or deemed delivered) under the Securities Act, of the occurrence of an event, of which such Holder has knowledge, relating to such Holder or its Sale of Registrable Securities thereunder requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) IEP agrees (on behalf of itself and each of its Affiliates), and any other Holder agrees by acquisition of such Registrable Securities, that, upon receipt of any written notice from the Company of the occurrence of any event of the kind described in Section 2.03(a)(iv) such Holder will forthwith discontinue the Sale of Registrable Securities pursuant to such Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.03(a)(iv), or until such

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Holder is advised in writing by the Company that the use of the Prospectus may be resumed, and if so directed by the Company, such Holder will deliver to the Company, at the Company’s expense, all copies of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice through the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus contemplated by Section 2.03(a)(iv) or is advised in writing by the Company that the use of the Prospectus may be resumed.

Section 2.04 Underwritten Offerings or Exchange Offers.

(a) If requested by the managing underwriter(s) for any Underwritten Offering or dealer manager(s) for any Exchange Offer that is requested by Holders pursuant to a Demand Registration under Section 2.01, the Company shall enter into an underwriting agreement or dealer manager agreement, as applicable, with such underwriter(s) or dealer manager(s) for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and the underwriter(s) or dealer manager(s). Such agreement shall contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type. Each Holder with Registrable Securities to be included in any Underwritten Offering or Exchange Offer by such underwriter(s) or dealer manager(s) shall enter into such underwriting agreement or dealer manager agreement at the request of the Company, which agreement shall contain such reasonable representations and warranties by the Holder and such other reasonable terms as are generally prevailing in agreements of that type.

(b) In the event of a Public Sale involving an offering of Common Stock or other equity securities of the Company in an Underwritten Offering (whether in a Demand Registration or a Piggyback Registration, whether or not the Holders participate therein), the Holders hereby agree, and, in the event of a Public Sale of Common Stock or other equity securities of the Company in an Underwritten Offering or an Exchange Offer, the Company shall agree, and it shall cause its executive officers and directors to agree, if requested by the managing underwriter or underwriters in such Underwritten Offering or by the Holder or the dealer manager or dealer managers, in an Exchange Offer, not to effect any Sale or distribution (including any offer to Sell, contract to Sell, short Sale or any option to purchase) of any securities (except, in each case, as part of the applicable Registration, if permitted hereunder) that are of the same type as those being Registered in connection with such public offering and Sale, or any securities convertible into or exchangeable or exercisable for such securities, during the period beginning five days before, and ending 45 days (or such lesser period as may be permitted by the Company or the participating Holder(s), as applicable, or such managing underwriter or underwriters) after, the effective date of the Registration Statement filed in connection with such Registration (or, if later, the date of the Prospectus), to the extent timely notified in writing by such selling Person or the managing underwriter or underwriters or dealer manager or dealer managers. The participating Holders and the Company, as applicable, also agree to execute an agreement evidencing the restrictions in this Section 2.04(b) in customary form, which form is

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reasonably satisfactory to the Company or the participating Holder(s), as applicable, and the underwriter(s) or dealer manager(s), as applicable; provided that such restrictions may be included in the underwriting agreement or dealer manager agreement, if applicable. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of the required stand-off period.

(c) No Holder may participate in any Underwritten Offering or Exchange Offer hereunder unless such Holder (i) agrees to Sell such Holder’s securities on the basis provided in any underwriting arrangements or dealer manager agreements approved by the Company or other Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, dealer manager agreements and other documents reasonably required under the terms of such underwriting arrangements or dealer manager agreements or this Agreement.

Section 2.05 Registration Expenses Paid by the Company.

In the case of any Registration of Registrable Securities required pursuant to this Agreement, the Company shall pay all Registration Expenses regardless of whether the Registration Statement becomes effective; provided, however, that the Company shall not be required to pay for any expenses of any Registration begun pursuant to Section 2.01 if the Demand Registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be Registered (in which case all participating Holders shall bear such expenses), unless the Holder(s) agree to forfeit its (or their) right(s) to one Demand Registration to which they have the right pursuant to Section 2.01(b).

Section 2.06 Indemnification.

(a) The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder whose shares are included in a Registration Statement, such Holder’s Affiliates and their respective officers, directors, agents, advisors, employees and each Person, if any, who controls (within the meaning of the Securities Act or the Exchange Act) such Holder, from and against any and all losses, claims, damages, liabilities (or actions or proceedings in respect thereof, whether or not such indemnified party is a party thereto) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively “Losses”) arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which the offering and Sale of such Registrable Securities was Registered under the Securities Act (including any final or preliminary Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or any such statement made in any free writing prospectus (as defined in Rule 405 under the Securities Act) that the Company has filed or is required to file pursuant to Rule 433(d) of the Securities Act or any Ancillary Filing, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; provided, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any Prospectus, the indemnity agreement contained in this paragraph

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shall not apply to the extent that any such liability or Loss results from or arises out of (A) information furnished in writing by such Holder or on such Holder’s behalf, in either case expressly for use in such Registration Statement, Prospectus, free writing prospectus or Ancillary Filing relating to such Holder’s Registrable Securities or (B) the use of any Prospectus by or on behalf of any Holder after the Company has notified such Person in writing that (x) such Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (y) a stop order has been issued by the SEC with respect to a Registration Statement or (z) a Disadvantageous Condition exists. This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the Sale of such securities by such Holder.

(b) Each participating Holder whose Registrable Securities are included in a Registration Statement agrees (severally and not jointly) to indemnify and hold harmless, to the full extent permitted by law, the Company, its directors, officers, agents, advisors, employees and each Person, if any, who controls (within the meaning of the Securities Act and the Exchange Act) the Company from and against any and all Losses arising out of or based upon (A) information furnished in writing by such Holder or on such Holder’s behalf, in either case expressly for use in a Registration Statement, Prospectus, free writing prospectus or Ancillary Filing relating to such Holder’s Registrable Securities or (B) the use of any Prospectus by or on behalf of any Holder after the Company has notified such Person in writing that (x) such Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (y) a stop order has been issued by the SEC with respect to a Registration Statement or (z) a Disadvantageous Condition exists. This indemnity shall be in addition to any liability the participating Holder may otherwise have. In no event shall the liability of any participating Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such holder under the Sale of the Registrable Securities giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party.

(c) Promptly after receipt by an indemnified party under this Section 2.06 (an “Indemnitee”) of notice of the commencement of any action, such Indemnitee will, if a claim in respect thereof is to be made against the indemnifying party (an “Indemnifying Party”) under this Section 2.06, notify the Indemnifying Party in writing of the commencement thereof; but the failure to so notify the Indemnifying Party (i) will not relieve it from liability under Section 2.06(a) or Section 2.06(b) unless and to the extent such action and such failure results in material prejudice to the Indemnifying Party and forfeiture by the Indemnifying Party of substantial rights and defenses; and (ii) will not, in any event, relieve the Indemnifying Party from any obligations to any Indemnitee other than the indemnification obligation provided in Section 2.06(a) or Section 2.06(b). The Indemnifying Party shall be entitled to participate therein and, in its sole discretion, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel satisfactory to such Indemnitee (who shall not, except with the consent of the

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Indemnitee, be counsel to the Indemnifying Party), and, except as provided in the next sentence, after written notice from the Indemnifying Party to such Indemnitee of its election to so assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnitee for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitee in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the Indemnifying Party’s rights in the prior sentence, the Indemnitee shall have the right to employ its own counsel (and one local counsel), and the Indemnifying Party shall bear the reasonable fees, costs and expenses of one such separate counsel (and one local counsel) for all Indemnitees hereunder if:

(i) the use of counsel chosen by the Indemnifying Party to represent the Indemnitee would present such counsel with an actual and unresolvable conflict of interest;

(ii) the actual or potential defendants in, or targets of, any such action include both the Indemnitee and the Indemnifying Party, and the Indemnitee shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Indemnifying Party and, if the Indemnifying Party and the Indemnitee were to be represented by the same counsel, could result in a conflict of interest for such counsel or prejudice the prosecution of the separate defenses available to such Indemnitee;

(iii) the Indemnifying Party shall not have employed counsel satisfactory to the Indemnitee to represent the Indemnitee within a reasonable time after notice of the institution of such action; or

(iv) the Indemnifying Party shall authorize the Indemnitee in writing to employ separate counsel at the expense of the Indemnifying Party.

(d) Notwithstanding anything in this Section 2.06 to the contrary, no Indemnifying Party shall be liable for the settlement of any action effected without its prior written consent (which consent shall not unreasonably be withheld or delayed). No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the prior written consent of each Indemnitee (which consent shall not unreasonably be withheld or delayed), consent to entry of any judgment or enter into any settlement or compromise unless such settlement or compromise (i) includes as an unconditional term thereof the giving by the claimant or plaintiff therein, to such Indemnitee, of a full and final release from all liability in respect to such claim or litigation and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of such Indemnitee.

(e) If for any reason the indemnification provided for in Section 2.06(a) or Section 2.06(b) is unavailable to an Indemnitee or insufficient to hold it harmless as contemplated by Section 2.06(a) or Section 2.06(b), then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnitee as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnitee on the other hand. The relative fault shall be determined by

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reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.06(e) to the contrary, no Indemnifying Party (other than the Company) shall be required pursuant to this Section 2.06(e) to contribute any amount in excess of the amount by which the net proceeds received by such Indemnifying Party from the Sale of Registrable Securities in the offering to which the Losses of the Indemnitees relate (before deducting expenses, if any) exceeds the amount of any damages which such Indemnifying Party has otherwise been required to pay by reason of such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.06(e) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.06(e). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an Indemnitee hereunder shall be deemed to include, for purposes of this Section 2.06(e), any legal or other expenses reasonably incurred by such Indemnitee in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. If indemnification is available under this Section 2.06, the Indemnifying Parties shall indemnify each Indemnitee to the full extent provided in Section 2.06(a) and Section 2.06(b) without regard to the relative fault of said Indemnifying Parties or Indemnitee. Any Holders’ obligations to contribute pursuant to this Section 2.06(e) are several and not joint.

Section 2.07 Reporting Requirements; Rule 144. Until the earlier of (i) the expiration or termination of this Agreement in accordance with its terms and (ii) the date upon which any Holder ceases to own any Registrable Securities, the Company shall use its reasonable best efforts to be and remain in compliance with the periodic filing requirements imposed under the SEC’s rules and regulations, including the Exchange Act, and any other applicable laws or rules, and thereafter shall timely file such information, documents and reports as the SEC may require or prescribe under Sections 13, 14 and 15(d), as applicable, of the Exchange Act so that the Company will qualify for registration on Form S-3 and to enable the Holder(s) to Sell Registrable Securities without registration under the Securities Act consistent with the exemptions from registration under the Securities Act provided by (1) Rule 144 or Regulation S under the Securities Act, as amended from time to time, or (2) any similar SEC rule or regulation then in effect. From and after the date hereof through the earlier of the expiration or termination of this Agreement in accordance with its terms and the date upon which any Holder ceases to own any Registrable Securities, the Company shall forthwith upon request furnish any Holder (x) a written statement by the Company as to whether it has complied with such requirements and, if not, the specifics thereof, (y) a copy of the most recent annual or quarterly report of the Company and (z) such other reports and documents filed by the Company with the SEC as such Holder may reasonably request in availing itself of an exemption for the offering and Sale of Registrable Securities without registration under the Securities Act.

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Section 2.08 Registration Rights Covenant. The Company covenants that it will not grant any right of registration under the Securities Act relating to any of the Common Stock or other securities to any Person other than pursuant to this Agreement, unless the rights so granted to another Person do not limit or restrict the rights of the Holders hereunder in any material respect and are not senior to the rights of the Holders hereunder.

ARTICLE III

ADDITIONAL COVENANTS

Section 3.01 Voting of the Company Common Stock. During the Standstill Period, each Holder shall, and shall cause each of its Affiliates to (in each case, to the extent that they beneficially own any Class A Common Stock) (a) be present, in person or by proxy, at each and every shareholder meeting of the Company, and otherwise to cause all shares of Class A Common Stock owned by them to be counted as present for purposes of establishing a quorum at any such meeting, and (b) to vote or consent, or cause to be voted or consented, all such shares of Class A Common Stock (i) in favor of each director nominated and recommended by the Board for election at such meeting, (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and (iii) in favor of the Company’s proposal for ratification of the appointment of the Company’s independent registered public accounting firm; provided, that no Holder shall be under any obligation to vote in the same manner as recommended by the Board or in any other manner, other than in such Holder’s sole discretion, with respect to any other matter, including the approval (or non-approval) or adoption (or non-adoption) of, or other proposal directly related to, any merger or other business combination transaction involving the Company, the sale of all or substantially all of the assets of the Company and its Subsidiaries or any other change of control transaction involving the Company.

Section 3.02 Standstill.

(a) For a period until the earlier of (x) the Spin-Off Cutoff Date (or, in the case of clause (i) of this Section 3.02(a), the date that is one year after the Spin-Off Cutoff Date); provided that at the Spin-Off Cutoff Date, the Holders shall have the right to convert any shares of Class B Common Stock into Class A Common Stock in accordance with the Amended and Restated Certificate of Incorporation of the Company to the extent such conversion would not result in the IEP Group’s ownership (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) of, in the aggregate, more than 15.0% of the Class A Common Stock issued and outstanding following such conversion); provided further, that following the Spin-Off Cutoff Date, the IEP Group Designee (as defined below) shall have resigned from the Board at least thirty (30) days prior to the IEP Entities’ (or the IEP Group’s) taking any of the actions set forth in Sections 3.02(a)(ii) through (xi) (it being understood that if the deadline for director nominations under the advance notice provisions of the Company’s by-laws expires during such thirty (30) day period, then the IEP Entities may, during such thirty (30) day period, submit to the Company any nomination for directors in accordance with the advance notice provisions of the Company’s by-laws and make disclosure of such fact (but no more) if IEP is advised by counsel that such disclosure is required by law (a “By-Law Director Nomination”)), and (y) one year after the date on which the IEP Group ceases to

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own more than 5% of the outstanding Common Stock (or, with respect to the IEP Entities, one year after the date on which the IEP Entities cease to own more than 5% of the outstanding Common Stock) (the “Standstill Period”), and so long as the Company has not materially breached this Agreement and failed to cure such breach within ten (10) Business Days following written notice from the IEP Group specifying any such breach, none of the IEP Entities (or any Permitted Transferee thereof to the extent then holding Common Stock) (the “Standstill Parties”) (nor any representatives acting on behalf of the Standstill Parties) will, directly or indirectly, unless specifically invited in writing by the Board or as otherwise permitted by this Agreement: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Common Stock or other securities or Equity Interests in any way related to the acquisition or price of securities or interests of the Company or any Subsidiary thereof or any material assets of the Company or any Subsidiary or division thereof (including, for the avoidance of doubt, any additional shares of Class A Common Stock following the Transfer (other than a Permitted Transfer) of any shares of Common Stock), (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC promulgated under Section 14 of the Exchange Act to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or its Subsidiaries, (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving the Company or any of its Subsidiaries or their securities or assets (an “Extraordinary Transaction”), (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any voting securities of the Company or its Subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control, or influence control of, the management, the Board or policies of the Company, (vi) make a request for any stockholder list or other books and records of the Company, whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise, (vii) make or cause to be made any public statement that disparages, defames or slanders the Company or any of its current or former directors, officers or employees (excluding any such statements made in connection with any bona fide commercial dispute (i.e., unrelated to the Transaction Documents or the ownership of Common Stock) between and among any member of the IEP Group and the Company or its Subsidiaries and except as expressly set forth in clause (x) below), (viii) take any action that would reasonably be expected to cause or require of the Company to make a public announcement regarding any actions prohibited by this paragraph, (ix) contest the validity or enforceability of this Section 3.02, (x) institute, solicit, assist or join any litigation, arbitration or other proceedings against or involving the Company or any of its current or former directors or officers (including derivative actions), other than an action to enforce the provisions of this Agreement, the Purchase Agreement or any other agreements related to the transactions contemplated hereby and thereby (the “Transaction Documents”) instituted in accordance with the Transaction Documents or an action in connection with any commercial dispute unrelated to the matters covered by this Agreement between and among any member of the IEP Group and the Company or its Subsidiaries or (xi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise or knowingly assist or encourage, any

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other persons in connection with any of the foregoing; provided, however, that, for the avoidance of doubt, the foregoing clauses (i) through (xi) shall not restrict the IEP Group Designee from serving in his or her capacity as a director of the Company and from raising such matters privately with the Board in the ordinary course of such service or privately with the Board in fulfillment of his or her fiduciary duties to the Company. The Standstill Parties (and any representatives acting on behalf of the Standstill Parties) shall not directly or indirectly (y) make, in each case to the Company or a third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or (z) request the Company or any of its representatives, directly or indirectly, to amend, waive or terminate any provision of this Section 3.02(a), in each case in a manner that would require public disclosure by the Company or the Standstill Parties.

(b) Notwithstanding anything contained herein to the contrary, the IEP Group shall be permitted to sell or tender its Common Stock, and otherwise receive consideration, pursuant to any Extraordinary Transaction. Further, from the commencement by a third party (not a party to this Agreement or an Affiliate of any such party) of any bona fide tender or exchange offer that is not recommended by the Board in its Recommendation Statement on Schedule 14D-9 which, if consummated, would constitute an Extraordinary Transaction (a “Third Party Tender/Exchange Offer”), the IEP Group shall be permitted to commence a tender or exchange offer for all of the Common Stock of the Company at the same or higher consideration per share.

(c) Notwithstanding anything contained herein to the contrary, in the event that the Company (i) enters into an agreement providing for the merger or consolidation, or any similar transaction, involving the Company in which, following consummation of such transaction, substantially all of the persons who, immediately prior to such transaction, had beneficial ownership of more than 50% of the voting power of the Company do not continue to beneficially own more than 50% of the voting power of the combined entity, (ii) enters into an agreement providing for the purchase or other acquisition of more than 50% of the assets of the Company or (iii) enters into an agreement providing for the purchase or other acquisition of beneficial ownership of securities representing more than 50% of the voting power of the Company (the transactions set forth in clauses (i) through (iii), a “Sale Transaction”), the Standstill Parties shall be permitted to submit an offer to consummate a transaction with the Company in accordance with the terms of the applicable provisions of the definitive documentation governing the proposed Sale Transaction (it being understood that such offer shall be submitted to the Board privately unless the Standstill Parties are advised by counsel that public disclosure thereof is required by law); provided that it is understood and agreed that this Section 3.02(c) does not terminate the effectiveness of Section 3.02(a), which shall continue to apply in accordance with its terms in the event of any Sale Transaction.

(d) The Seller and IEP hereby acknowledge that they are aware that the United States securities laws prohibit any person who has material, non-public information of an issuer from purchasing or selling securities of such issuer based on such information or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

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Section 3.03 Transfer Restrictions.

(a) Except as set forth in Section 3.03(b), during the Lock-Up Period, no Holder shall, directly or indirectly, sell, offer or agree to sell, or otherwise transfer, or loan or pledge, through swap or hedging transactions, or grant any option to purchase, make any short sale or otherwise dispose of (“Transfer”), any of the shares of Common Stock, whether now owned or hereinafter acquired (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) by any Holder (the “Restricted Shares”); provided that the restriction set forth in this sentence shall not apply to [    ]2 shares of Common Stock so owned or acquired by the Holders, collectively. Each Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Shares except in compliance with the foregoing restrictions; provided that the Company shall cause such stop transfer instructions to be terminated upon expiration of the Lock-up Period.

(b) Notwithstanding anything to the contrary set forth herein, the Holder may Transfer Restricted Shares (each, a “Permitted Transfer” and the transferee permitted hereby, a “Permitted Transferee”)) (i) with the prior written consent of the Company, (ii) to any Affiliate of the Holder, (iii) to the Company or any of its Subsidiaries, (iv) in connection with a tender of any Common Stock into a Third Party Tender/Exchange Offer and any transfer effected pursuant to any merger, consolidation or similar transaction consummated by the Company or (v) only with respect to all, but not less than all, of the Common Shares then held by the IEP Entities, to not more than three (3) Persons set forth on Exhibit A (none of which own any Common Stock at the time discussions with respect to such a Transfer begin in accordance with the terms hereof), acting as a consortium, pursuant to which the transferee(s) would assume and perform all of the obligations of the IEP Entities (and any Permitted Transferee thereof) under the Transaction Agreements (including this Agreement). It shall be a condition to any Permitted Transfer that the Permitted Transferee execute (x) with respect to a Permitted Transfer covered by clause (v), prior to the time any confidential information of the Company or any of its Subsidiaries is shared with a third party, a customary non-disclosure agreement including a customary standstill provision, (y) a joinder to this Agreement in form and substance reasonably satisfactory to the Company and (z) an assignment of the Purchase Agreement with respect to the IEP Entities’ rights and obligations thereunder (at which time, such Permitted Transferee will be deemed to be a “Holder” for all purposes of this Agreement and, for the avoidance of doubt, will be in all respects a member of the IEP Group hereunder).

(c) Until the later of (i) the expiration of the Standstill Period and (ii) the time when the IEP Group ceases to own (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise), in the aggregate, 10.0% or more of the Company’s then-issued and outstanding Common Stock, the IEP Group shall not Transfer any shares of Common Stock to any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (x) who is to the IEP Group’s knowledge after reasonable

[2]	Note to draft: To be equal to 10% of the number of shares of Common Stock that will be issued and outstanding immediately after the Closing.

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inquiry a Person (or “group” containing a Person) that meets the criteria set forth on Exhibit B or (y) in an amount Transferred (whether as one transaction or a series of related transactions) to any such person or “group” that is equal to 5.0% or more of the Class A Common Stock issued and outstanding at the time of such Transfer (except that this clause (y) shall not apply to a person who is a Passive Institutional Investor that manages one or more broad-based equity index funds or to any other Person, who does not meet the criteria set forth on Exhibit B, which, in connection with any such Transfer, represents that it is and will following such Transfer continue to be eligible to file a short-form statement on Schedule 13G pursuant to paragraph (b) of Rule 13d-1 under the Exchange Act); provided that no Person shall be deemed to have breached its obligations under this Section 3.03(c) with respect to the Transfer of shares of Common Stock (1) to any Person (or “group” containing a Person) who was thereafter determined to meet the criteria set forth on Exhibit B so long as such Person acted in good faith, based on information available to it in light of the circumstances of such Transfer or (2) effected through a brokerage transaction or through an investment bank in the ordinary course and not specifically or knowingly directed by any IEP Entity to be made to a particular counterparty or counterparties. Solely for purposes of this Section 3.03(c), if the IEP Entities cease to own 10.0% or more of the then-issued and outstanding Common Stock, the IEP Entities shall not be considered members of the IEP Group.

(d) Any attempt to Transfer in violation of the terms of this Agreement shall be null and void ab initio and no right, title or interest therein or thereto shall be Transferred to the purported Transferee. The Company will not give, and will not permit the Company’s transfer agent to give, any effect to such attempted Transfer on its records.

(e) Each certificate and/or book-entry interest representing shares of Common Stock held by any Holder will bear a legend in substantially the following form:

“The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”), or applicable state securities Laws and the holder of such securities may not, directly or indirectly, sell, offer or agree to sell such securities, or otherwise transfer, directly or indirectly, or loan or pledge, through swap or hedging transactions (or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such securities even if such securities would be disposed of by someone other than such holder thereof) such securities (“Transfer”) other than in accordance with the terms and conditions of the Shareholders Agreement, dated as of [•], 201[•], as it may be amended from time to time by and among Tenneco Inc. (the “Company”), American Entertainment Properties Corp. and Icahn Enterprises L.P. (the “Shareholders Agreement”). The Shareholders Agreement contains, among other things, restrictions on the Transfer of the securities of the Company and other restrictions on the actions by certain stockholders of the Company relating to the Company and/or its securities. A copy of the Shareholders Agreement is available upon request from the Company.”

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Section 3.04 Board Representation.

(a) Until the earliest of (i) the Spin-Off Date (at which time a new Shareholders Agreement as to the Company shall be entered into in accordance with the Purchase Agreement) and (ii) the date on which the IEP Group ceases to own at least 10.0% of the issued and outstanding shares of Common Stock, measured as a single class, provided, that the IEP Group Designee (as defined below) shall have resigned from the Board at least thirty (30) days prior to the IEP Entities’ (or the IEP Group’s) taking any of the actions set forth in Sections 3.02(a)(ii) through (xi) (it being understood that if the deadline for director nominations under the advance notice provisions of the Company’s by-laws expires during such thirty (30) day period, then the IEP Entities may, during such thirty (30) day period, submit to the Company a By-Law Director Nomination) (the “Board Designation Period”), the Board shall take all action necessary to nominate and recommend for election at each annual meeting of stockholders the then-serving Chief Executive Officer of IEP (or, if such individual is unwilling or unable to serve as a director of the Company, an individual designated by the IEP Group who is not an employee of any IEP Entity (the “Replacement Designee”); provided that any that such individual shall meet the applicable requirements set forth in the Company’s bylaws and the Corporate Governance Principles adopted by the Board and shall be reasonably acceptable to the Company (an “Acceptable Replacement Designee”), provided, that the fact that any proposed Replacement Designee is not an Acceptable Replacement Designee shall not terminate the IEP Group’s rights hereunder, and, until the end of the Board Designation Period, the IEP Group shall be entitled to continue designating new Replacement Designees until one such proposed Replacement Designee is an Acceptable Replacement Designee (the “IEP Group Designee”). Such individual who is or becomes a director of the Company in accordance with the foregoing shall continue as a director of the Company until the earlier of (x) his or her death, resignation or removal and (y) the time at which his or her successor is duly elected and qualified. Notwithstanding the foregoing, the Holder and its Affiliates shall cause the individual designated or nominated pursuant to this Section 3.04 to resign from the Board upon the termination of the Board Designation Period (it being understood that such individual’s form of resignation letter that is required to be executed by such individual and held by the Company Secretary as a condition of membership on the Board shall be automatically effective upon the termination of the Board Designation Period, as well as upon the effectiveness triggers applicable to all members of the Board). Solely for purposes of this Section 3.04(a), if the IEP Entities cease to own 10.0% or more of the then-issued and outstanding Common Stock, the IEP Entities shall not be considered members of the IEP Group.

(b) IEP, the Seller, the IEP Group Designee and the Company shall enter into a customary confidentiality agreement covering any confidential information to be received by the IEP Group Designee in connection with his or her service on the Board.

(c) The Company shall pay the reasonable and documented out-of-pocket expenses incurred by the IEP Group Designee in connection with his or her services provided to or on behalf of the Company, including attending meetings or events attended on behalf of the Company, on the same basis that the Company pays such expenses for all other members of the Board.

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Section 3.05 Waiver of Corporate Opportunity.

(a) To the fullest extent permitted by applicable law, the Company hereby agrees that the Exempted Persons shall not have any obligation to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company or any of its Subsidiaries, subject to the terms and conditions of Section 6.06 of the Purchase Agreement. To the fullest extent permitted by applicable law, the Company, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Company and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons (other than as set forth in Section 3.05(b)), even if the opportunity is one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Subject to the terms and conditions of Section 6.06 of the Purchase Agreement, the Company hereby further agrees that, subject to Section 3.05(b), each Exempted Person shall have no duty to communicate or offer such business opportunity to the Company (and that there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the Company and the industry in which the Company operates that it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to the Company or any of its Subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, solely by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its Subsidiaries, or uses such knowledge and understanding in the manner described herein. The parties specifically agree that each Exempted Person is an intended third-party beneficiary of this Section 3.05 and is entitled to rely upon and enforce the rights and obligations granted herein. In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to the Company if it is a business opportunity that the Company is not financially able or contractually permitted or legally able to undertake.

(b) Notwithstanding Section 3.05(a), the Company does not renounce its interest in, and the provisions of Section 3.05(a) shall not apply to, any corporate or business opportunity offered to any Exempted Person (including the IEP Group Designee) if such opportunity is (i) offered to such person in his or her capacity as a director or agent of the Company or (ii) the Exempted Person learns of the opportunity from the Company.

Section 3.06 Preemptive Rights.

(a) For so long as the IEP Group owns at least 10% of the outstanding Common Stock, if the Company proposes to issue Equity Securities of any kind, other than in an Excluded Issuance, then the Company shall:

(i) give written notice to the IEP Group no less than five (5) Business Days prior to the closing of such issuance or, if the Company reasonably expects such

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issuance to be completed in less than five (5) Business Days, such shorter period (which shall be as given as promptly as commercially practicable but in any event not less than three (3) Business Days prior to such closing), setting forth in reasonable detail (A) the designation and all of the material terms and provisions of the securities proposed to be issued (the “Proposed Securities”), including, to the extent applicable, the voting powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof and interest rate and maturity, (B) the price and other terms of the proposed sale of such securities and (C) the amount of such securities proposed to be issued; provided that, following the delivery of such notice, the Company shall deliver to the IEP Group any such information the IEP Group may reasonably request in order to evaluate the proposed issuance, except that, in connection with a public offering, the Company shall not be required to deliver any information that has not been or will not be provided or otherwise made available to the proposed purchasers of the Proposed Securities; and

(ii) offer to issue and sell to the IEP Group, on such terms as the Proposed Securities are issued and upon full payment by the IEP Group, a portion of the Proposed Securities equal to the IEP Group’s pro rata beneficial ownership of the Common Stock (together with any other Voting Stock owned by the IEP Group) at such time as compared to the total number of shares of Common Stock and Voting Stock, considered together, outstanding immediately prior to the issuance of the Proposed Securities (the “Pro Rata Portion”), provided, that in satisfaction of its obligations under this Section 3.06(a)(ii), the Company shall deliver (A) if any Voting Stock is proposed to be issued, a number of shares of Class A Common Stock or Voting Stock such that the IEP Group acquires an amount of Class A Common Stock or Voting Stock that would preserve (but not increase), following the issuance of the Proposed Securities, the IEP Group’s beneficial ownership of a percentage of the Class A Common Stock and Voting Stock determined by dividing: (x) the number of shares of Class A Common Stock and Voting Stock beneficially owned by the IEP Group prior to the issuance of the Proposed Securities by (y) the total number of shares of Class A Common Stock and Voting Stock, considered together, outstanding prior to the issuance of the Proposed Securities plus (B) a number of shares of Class B Common Stock (or other Equity Securities that are not Voting Stock, if the Proposed Securities are not Voting Stock, as applicable) equal to the difference between (1) the Pro Rata Portion of the Proposed Securities, in aggregate and (2) the amount of Class A Common Stock or other Voting Stock delivered pursuant to clause (A) of this Section 3.06(a)(ii).

(b) The IEP Group will have the option, exercisable by irrevocable written notice to the Company, to accept the Company’s offer and commit to purchase any or all of the Equity Securities offered to be sold, which notice must be given on or prior to the Business Day immediately prior to the date of the closing of the issuance of such Equity Securities (or, if notice of all such terms has not been given prior to the Business Day immediately prior to the such closing date, at any time prior to such closing date) (the failure of the IEP Group to respond within such time period shall be deemed a waiver of its rights under this Section 3.06 with respect to the applicable issuance of Equity Securities). Such notice to the Company shall constitute a binding commitment by the IEP Group to purchase the amount of Equity Securities so specified at the price and other terms set forth in the

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Company’s notice to the IEP Group. The closing of the exercise of such subscription right shall take place simultaneously with the closing of the sale of the Proposed Securities giving rise to such subscription right; provided, however, that the closing of any purchase by the IEP Group may be extended beyond the closing of the sale of the Proposed Securities giving rise to such preemptive right to the extent necessary to (i) obtain required approvals from any Governmental Authority or (ii) permit the IEP Group to receive proceeds from calling capital pursuant to commitments made by its (or its Affiliates’) limited partners (but in such event, such extension shall not be longer than 10 Business Days). Upon the expiration of the offering period described above, the Company will be free to sell such Proposed Securities that the IEP Group has not elected to purchase during the 120 days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the IEP Group in the notice delivered in accordance with this Section 3.06. Any Proposed Securities offered or sold by the Company after such 120-day period must be reoffered to issue or sell to the IEP Group pursuant to this Section 3.06.

(c) The election by the IEP Group not to exercise its subscription rights under this Section 3.06 in any one instance shall not affect its right as to any subsequent proposed issuance.

(d) If the proposed issuance by the Company of securities which gave rise to the exercise by the IEP Group of its preemptive rights pursuant to this Section 3.06 shall be terminated or abandoned by the Company without the issuance of any securities, then the purchase rights of the IEP Group pursuant to this Section 3.06 shall also terminate as to such proposed issuance by the Company (but not any subsequent or future issuance), and any funds in respect thereof paid to the Company by the IEP Group in respect thereof shall be refunded in full.

(e) In the case of an issuance subject to this Section 3.06 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board.

Section 3.07 Actions Concerning Transfers of Common Stock.

The Company agrees to cause its transfer agent to promptly, and in any event within the applicable settlement cycle, deliver certificates or book-entry credits, as applicable, evidencing the Registrable Securities registered under an effective Registration Statement hereunder free from all restrictive and other legends following any sale of such Registrable Securities in accordance with the terms of this Agreement, including through exercise of all of the influence and contractual rights the Company possesses with respect to the transfer agent. Each Holder agrees it will sell any Registrable Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Registrable Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates or book-entries representing Registrable Securities is predicated upon the Company’s reliance upon this understanding.

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ARTICLE IV

MISCELLANEOUS

Section 4.01 Term.

This Agreement shall terminate upon the earliest of (a) the time at which all Registrable Securities are held by Persons other than Holders, (b) the time at which all Registrable Securities have been Sold in accordance with one or more Registration Statements and (c) the Spin-Off Date (at which time, as a condition to termination pursuant to this clause (c), a new Shareholders Agreement as to the Company shall be entered into in accordance with the Purchase Agreement); provided that the provisions of Section 2.06, Section 3.02 (in the case of a termination pursuant to clause (a) or (b)), Section 3.03(c) (which shall survive until the expiration or earlier termination of the Standstill Period) and this Article IV shall survive any such termination in accordance with the terms thereof.

Section 4.02 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

(b) This Agreement. the Purchase Agreement and the exhibits hereto contain the entire agreement between the parties with respect to the subject matter hereof, supersedes all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the parties with respect to such subject matter other than those set forth or referred to herein.

(c) The Seller, IEP and the Company represent as follows: (i) each such Person has the requisite corporate, limited partnership or other applicable power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

(d) Each party hereto acknowledges that it and each other party hereto may execute this Agreement by facsimile, stamp or mechanical signature. Each party hereto expressly adopts and confirms each such facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it shall not assert that any such signature is not adequate to bind such party to the same extent as if it were signed manually and agrees that at the reasonable request of any other party hereto at any time it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

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Section 4.03 Governing Law; Jurisdiction.

(a) All claims, issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, SOLELY TO THE EXTENT SUCH COURT DECLINES JURISDICTION OR DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY OTHER FEDERAL OR STATE COURT LOCATED IN DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

Section 4.04 Amendment.

This Agreement may be amended, and any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon the Holders only if such amendment or waiver is set forth in a writing executed by holders holding a majority of the Registrable Securities, and any such amendment or waiver shall be binding upon the Company only if such amendment or waiver is set forth in a writing executed by the Company.

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Section 4.05 Successors, Assigns and Transferees.

This Agreement and all provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may assign this Agreement to any of its Subsidiaries or Affiliates or at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, without the consent of the Holders; provided, that the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement. The Seller or IEP may assign this Agreement at any time in connection with a sale or acquisition of all or a majority of the equity interests or consolidated assets of such Person, whether by merger, consolidation, sale of all or substantially all of such Person’s assets, or similar transaction, without the consent of the Company; provided that the Person to which this Agreement is so assigned or otherwise transferred shall be deemed to be a Holder.

Section 4.06 Further Assurances.

In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable laws, regulations and agreements, to consummate and make effective the transactions contemplated by this Agreement.

Section 4.07 Performance.

IEP shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any of its Subsidiaries and/or Affiliates and Representatives (which, for the avoidance of doubt, shall not include any Permitted Transferee that is not an IEP Entity). The Company shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any of its Subsidiaries and/or Affiliates and Representatives, Each party (including its permitted successors and assigns) further agrees that it shall (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 4.07 to all of their respective Affiliates and Representatives and (b) cause all of their respective Affiliates and Representatives not to take, or omit to take, any action which action or omission would violate or cause such party to violate this Agreement.

Section 4.08 Specific Performance.

The parties hereto acknowledge and agree that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, each of the Company and the Holders agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled pursuant hereto or at law or equity (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). Each of the parties further

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acknowledges and agrees that it shall not assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 4.09 Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail to the applicable e-mail address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the next Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the applicable Party:

Notices to the Company:

Tenneco Inc. 500 North Field Drive
Lake Forest, IL 60045
Attention:	Brandon B. Smith, Esq.
Telephone No.:	(847) 482-5223
Email:	bsmith@tenneco.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 300 North LaSalle Street
Chicago, Illinois 60654
Attention:	R. Scott Falk, P.C.
John A. Kupiec
Telephone No.:	(312) 862-2000
Email:	sfalk@kirkland.com
john.kupiec@kirkland.com

Notices to the Seller and IEP:

[SELLER]
[ ]
[ ]
Attention:	[ ]
Telephone No.:	[ ]
Email:	[ ]

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with a copy (which shall not constitute notice) to:

Winston & Strawn LLP 35 West Wacker Drive
Chicago, Illinois 60601
Attention:	Bruce Toth
Matt Stevens
Telephone No.:	(312) 558-5700
Email:	btoth@winston.com
mstevens@winston.com

Section 4.10 Severability.

If any provision of this Agreement or the application hereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

Section 4.11 No Reliance on Other Party.

The parties hereto represent to each other that this Agreement is entered into with full consideration of any and all rights which the parties hereto may have. The parties hereto have relied upon their own knowledge and judgment and have conducted such investigations they and their in-house counsel have deemed appropriate regarding this Agreement and their rights in connection with this Agreement. The parties hereto are not relying upon any representations or statements made by any other party, or any such other party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The parties hereto are not relying upon a legal duty, if one exists, on the part of any other party (or any such other party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or its preparation, it being expressly understood that no party hereto shall ever assert any failure to disclose information on the part of any other party as a ground for challenging this Agreement or any provision hereof.

Section 4.12 Registrations, Exchanges, etc.

Notwithstanding anything to the contrary that may be contained in this Agreement, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) any shares of Common Stock, now or hereafter authorized to be issued, (b) any and all securities of the Company into which the shares of Common Stock are converted, exchanged or substituted in any recapitalization or other capital reorganization by the Company and (c) any and all securities of any kind whatsoever of the Company or any successor or permitted assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued on or after the date hereof in respect of, in conversion of, in exchange for or in substitution of, the shares of Common Stock, and shall be appropriately adjusted for any stock dividends, or other distributions, stock splits or reverse stock splits, combinations, recapitalizations, mergers, consolidations, exchange offers or other reorganizations occurring after the date hereof.

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Section 4.13 Mutual Drafting.

This Agreement shall be deemed to be the joint work product of the parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[The remainder of this page has been left blank intentionally.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their authorized representatives as of the date first above written.

Tenneco Inc.

By:
Name:
Title:

[American Entertainment Properties Corp.]

By:
Name:
Title:

[Icahn Enterprises L.P.]

By:
Name:
Title:

[Signature Page to Shareholders Agreement]

Exhibit C

Form of Purchaser Charter Amendment

[see attached]

Exhibit C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TENNECO INC.

* * * * *

ARTICLE FIRST

The name of the corporation is Tenneco Inc.

ARTICLE SECOND

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THIRD

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOURTH

Section 1. The total number of shares of all classes of stock which the corporation shall be authorized to issue is [•] shares, divided into [•] shares of Class A Voting Common Stock, par value $0.01 per share (herein called “Class A Common Stock”), [•] shares of Class B Non-Voting Common Stock, par value $0.01 per share (herein called “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”), and [50,000,000] shares of preferred stock, par value $0.01 per share (herein called “Preferred Stock”).

Section 2. The Board of Directors of the corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Section 3. Except as provided in this Article FOURTH, all issued and outstanding shares of Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders thereof to the same rights and powers.

Section 4. Except as required by applicable law, each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as required by applicable law, no holder of Class B Common Stock, as such, shall be entitled to any voting powers in respect thereof. Except as required by applicable law or any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section 2 of this Article FOURTH, no holder of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

Section 5. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably such dividends, other than Share Distributions (as hereinafter defined), as may from time to time be declared by the Board of Directors out of funds legally available therefor. The Board of Directors may, at its discretion, declare a dividend of any securities of the corporation or of any other corporation, limited liability company, partnership, joint venture, trust or other legal entity (a “Share Distribution”) to the holders of shares of Class A Common Stock and Class B Common Stock (i) on the basis of a ratable distribution of identical securities to holders of shares of Class A Common Stock and Class B Common Stock or (ii) on the basis of a distribution of one class or series of securities to holders of shares of Class A Common Stock and another class or series of securities to holders of Class B Common Stock, provided that the securities so distributed (and, if the distribution consists of convertible or exchangeable securities, the securities into which such convertible or exchangeable securities are convertible or for which they are exchangeable) do not differ in any respect other than (x) differences in their rights (other than voting rights and powers) consistent in all material respects with differences between Class A Common Stock and Class B Common Stock and (y) differences in their relative voting rights and powers, with holders of shares of Class A Common Stock receiving the class or series of such securities having the higher relative voting rights or powers (without regard to whether such voting rights or powers differ to a greater or lesser extent than the corresponding differences in the voting rights or powers of Class A Common Stock and Class B Common Stock provided in Section 4 of this Article FOURTH).

Section 6. Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Section 7. The corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the corporation shall have notice thereof, except as expressly provided by applicable law.

Section 8. Immediately upon any Transfer (as defined below), other than a Non-Converting Transfer (as defined below), of a share or shares of Class B Common Stock by the record holder thereof, such share or shares of Class B Common Stock shall automatically, without any further action on the part of the record holder or the transferee, convert into and become an equal number of shares of Class A Common Stock. Each outstanding stock certificate or book-entry credit, as applicable, that, immediately prior to a conversion event pursuant to this Section 8, represented one or more shares of Class B Common Stock subject to such conversion event shall, upon such Transfer, be automatically deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender, exchange or registration thereof or notification to any Person. The corporation, or any transfer agent of the corporation, shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a conversion event pursuant to this Section 8 and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such conversion (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock pursuant to this Section 8, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. For purposes of this Section 8:

A. ”Affiliate” shall have meaning ascribed to such term in Rule 12b-2 under the Act as in effect on [            ], 2018 (the term “registrant” in said Rule 12b-2 meaning in this case the corporation).

B. ”Affiliated Holder” shall mean any controlled Affiliate of Icahn Enterprises L.P. , or any successor thereto.

C. ”Non-Converting Transfer” shall mean any of the following: (i) any Transfer of shares of Class B Common Stock to a broker or other nominee; provided that the transferor, immediately following such Transfer, retains (1) control over the disposition of such shares and (2) the economic consequences of ownership of such shares (collectively, “Control”); (ii) any Transfer of shares of Class B Common Stock to an Affiliated Holder; or (iii) any Transfer of shares of Class B Common Stock made pursuant to Section 3.03(b)(v) of that certain Shareholders Agreement, dated as of [the date hereof], by and among the corporation, American Entertainment Properties Corp. and Icahn Enterprises L.P.

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D. ”Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any governmental authority, whether domestic or foreign.

E. ”Transfer” of a share of Class B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of, or entering into a binding agreement with respect to, Control over such share. Notwithstanding the foregoing, the following shall not be considered a “Transfer” within the meaning of this Article Fourth: (i) the granting by a stockholder of a proxy to (y) officers or directors of the corporation at the request of the Board of Directors, or (z) a representative of such stockholder, in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders; (ii) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Non-Converting Transfer” at such time; or (iii) any change in the trustees or the Person(s) acting as a fiduciary with respect to an Affiliated Holder having or exercising Control over shares of Class B Common Stock of an Affiliated Holder; provided that following such change such Affiliated Holder continues to be an Affiliated Holder.

Section 9. If the corporation does not consummate or abandons pursuit of the Spin-Off (as defined in that certain Membership Interest Purchase Agreement, by and among the corporation, Federal-Mogul LLC, American Entertainment Properties Corp. and Icahn Enterprises L.P., dated as of April 10, 2018) by the date that is 18 months after the date of this Amended and Restated Certificate of Incorporation, each record holder of shares of Class B Common Stock may convert a number of such shares into an equal number of shares of Class A Common Stock by delivering written notice to the corporation’s transfer agent that such record holder desires to convert such shares into the same number of shares of Class A Common Stock, setting forth the number of shares of Class A Common Stock to be issued to such record holder, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any, and written confirmation from the corporation (not to be unreasonably withheld, conditioned or delayed) that such Spin-Off has not been consummated or has been abandoned (or such other evidence of the conditions to conversion set forth in this Section 9 as the transfer agent may reasonably require); provided that in no event shall a record holder of Class B Common Stock be entitled to convert a number of such shares into shares of Class A Common Stock pursuant to this Section 9 if such conversion would result in such record holder, Icahn Enterprises L.P., American Entertainment Properties Corp., and any of their respective Affiliates (as defined in Rule 12b-2 under the Act as in effect on [            ], 2018 (the term “registrant” in said Rule 12b-2 meaning in this case the corporation)) owning (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise), in the aggregate, more than 15.0% of the corporation’s Common Stock issued and outstanding immediately following such conversion. The corporation, or any transfer agent of the corporation, shall, upon delivery of such notice in accordance with this Section 9, and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such conversion (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form.

Section 10. Upon this Amended and Restated Certificate of Incorporation of the corporation becoming effective in accordance with the General Corporation Law of the State of Delaware (the “Effective Time”), each share of Common Stock, par value $.01 per share, of the corporation (“Old Common Stock”) issued immediately prior to the Effective Time shall be automatically reclassified as and converted into one (1) share of Class A Common Stock (“New Common Stock”). Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting

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the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.

ARTICLE FIFTH

Section 1. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than eight nor more than sixteen directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. For purposes of this Amended and Restated Certificate of Incorporation, the “entire Board of Directors” shall mean the number of directors that would be in office if there were no vacancies nor any unfilled newly created directorships. All directors shall be one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected. In no case shall a decrease in the number of directors shorten the term of any incumbent director. Each director shall hold office after the annual meeting at which his or her term is scheduled to end until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office in accordance with the General Corporation Law of the State of Delaware. Any newly created directorship resulting from an increase in the number of directors may be filed by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy on the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Section 2. Notwithstanding the provisions of Section 1 of Article FIFTH, whenever the holders of any one or more classes or series of Preferred Stock issued by the corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation applicable thereto or the resolution or resolutions adopted by the Board of Directors applicable thereto.

Section 3. The Board of Directors shall be authorized to adopt, make, amend, alter, change, add to or repeal the By-Laws of the corporation, subject to the power of the stockholders to amend, alter, change, add to or repeal the By-Laws made by the Board of Directors.

Section 4. Unless and except to the extent that the By-Laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE SIXTH

Section 1. In addition to any affirmative vote required by law or this Amended and Restated Certificate of Incorporation or the By-Laws of the corporation, and except as otherwise expressly provided in Section 2 of this Article SIXTH, a Business Combination (as hereinafter defined) with, or proposed by or on behalf of, any Interested Stockholder (as hereinafter defined) or any Affiliate or Associate (as hereinafter defined) of any Interested Stockholder or any person who thereafter would be an Affiliate or Associate of such Interested Stockholder shall, except as otherwise prohibited by applicable law, require the affirmative vote of not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock (as hereinafter defined), voting together as a single class, excluding Voting Stock beneficially owned by any Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

Section 2. The provisions of Section 1 of this Article SIXTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of this Amended and Restated Certificate of Incorporation or the By-Laws of the corporation, or any agreement with any national securities exchange, if all of the conditions specified in either of the following Paragraphs A or B are met or, in the case of a Business Combination not involving the payment of consideration to the holders of the corporation’s outstanding Capital Stock (as hereinafter defined), if the condition specified in the following Paragraph A is met:

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A. The Business Combination shall have been approved, either specifically or as a transaction which is within an approved category of transactions, by a majority (whether such approval is made prior to or subsequent to the acquisition of, or announcement or public disclosure of the intention to acquire, beneficial ownership of the Voting Stock that caused the Interested Stockholder to become an Interested Stockholder) of the Continuing Directors (as hereinafter defined).

B. All of the following conditions shall have been met:

(i) the aggregate amount of cash and the Fair Market Value (as hereinafter defined), as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest amount determined under clauses (a) and (b) below:

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by or on behalf of the Interested Stockholder for any share of Common Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of Common Stock (x) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the ”Announcement Date”) or (y) in the transaction in which it became an Interested Stockholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to Common Stock; and

(b) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (the “Determination Date”), whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to Common Stock.

(ii) the aggregate amount of cash and the Fair Market Value, as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Capital Stock, other than Common Stock, shall be at least equal to the highest amount determined under clauses (a), (b), (c) and (d) below:

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by or on behalf of the Interested Stockholder for any share of such class or series of Capital Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of such class or series of Capital Stock (x) within the two-year period immediately prior to the Announcement Date, or (y) in the transaction in which it became an Interested Stockholder, whichever is higher, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock;

(b) the Fair Market Value per share of such class or series of Capital Stock on the Announcement Date or on the Determination Date, whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock;

(c) (if applicable) the price per share equal to the Fair Market Value per share of such class or series of Capital Stock determined pursuant to the immediately preceding clause (b), multiplied by the ratio of (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by or on behalf of the Interested Stockholder for any share of

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such class or series of Capital Stock in connection with the acquisition by the Interested Stockholder of beneficial ownership of shares of such class or series of Capital Stock within the two-year period immediately prior to the Announcement Date, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock to (y) the Fair Market Value per share of such class or series of Capital Stock on the first day in such two-year period on which the Interested Stockholder acquired beneficial ownership of any share of such class or series of Capital Stock, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock; and

(d) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Capital Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation regardless of whether the Business Combination to be consummated constitutes such an event.

The provisions of this Paragraph B shall be required to be met with respect to every class or series of outstanding Capital Stock, whether or not the Interested Stockholder has previously acquired beneficial ownership of any shares of a particular class or series of Capital Stock.

(iii) the consideration to be received by holders of a particular class or series of outstanding Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Stockholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Stock. If the consideration so paid for shares of any class or series of Capital Stock varied as to form, the form of consideration for such class or series of Capital Stock shall be either cash or the form used to acquire beneficial ownership of the largest number of shares of such class or series of Capital Stock previously acquired by the Interested Stockholder.

(iv) after the Determination Date and prior to the consummation of such Business Combination: (i) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Capital Stock; (ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any stock split, stock dividend or subdivision of the Common Stock), except as approved by a majority of the Continuing Directors; (iii) there shall have been an increase in the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (iv) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Capital Stock except as part of the transaction that results in such Interested Stockholder becoming an Interested Stockholder and except in a transaction that, after giving effect thereto, would not result in any increase in the Interested Stockholder’s percentage beneficial ownership of any class or series of Capital Stock.

(v) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the “Act”) (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all stockholders of the corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). The proxy or information statement shall contain on the first page thereof, in a prominent place, any statement as to the advisability (or inadvisability) of the Business Combination that the Continuing Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Continuing Directors,

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the opinion of an investment banking firm selected by a majority of the Continuing Directors as to the fairness (or not) of the terms of the Business Combination from a financial point of view to the holders of the outstanding shares of Capital Stock other than the Interested Stockholder and its Affiliates or Associates (as hereinafter defined), such investment banking firm to be paid a reasonable fee for its services by the corporation.

(vi) Such Interested Stockholder shall not have made any major change in the corporation’s business or equity capital structure without the approval of a majority of the Continuing Directors.

Section 3. The following definitions shall apply with respect to this Article SIXTH:

A. The term “Business Combination” shall mean:

(i) any merger or consolidation of the corporation or any Subsidiary as hereinafter defined) with (i) any Interested Stockholder or (ii) any other company (whether or not itself an Interested Stockholder) which is or after such merger or consolidation would be an Affiliate or Associate of an Interested Stockholder; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder involving any assets, securities or commitments of the corporation, any Subsidiary or any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder which (except for any arrangement, whether as employee, consultant or otherwise, other than as a director, pursuant to which any Interested Stockholder or any Affiliate or Associate thereof shall, directly or indirectly, have any control over or responsibility for the management of any aspect of the business or affairs of the corporation, with respect to which arrangements the value tests set forth below shall not apply), together with all other such arrangements (including all contemplated future events), has an aggregate Fair Market Value and/or involves aggregate commitments of $25,000,000 or more or constitutes more than five percent of the book value of the total assets (in the case of transactions involving assets or commitments other than capital stock) or five percent of the stockholders’ equity (in the case of transactions in capital stock) of the entity in question (the “Substantial Part”), as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the stockholders of the corporation would be required to approve or authorize the Business Combination involving the assets, securities and/or commitments constituting any Substantial Part; or

(iii) the adoption of any plan or proposal for the liquidation or dissolution of the corporation or for any amendment to the corporation’s By-Laws; or

(iv) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of Capital Stock, or any securities convertible into Capital Stock or into equity securities of any Subsidiary, that is beneficially owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, or

(v) any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses (i) to (iv).

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B. The term “Capital Stock” shall mean all capital stock of the corporation authorized to be issued from time to time under Article FOURTH of this Amended and Restated Certificate of Incorporation, and the term “Voting Stock” shall mean all Capital Stock which by its terms may be voted on all matters submitted to stockholders of the corporation generally.

C. The term “person” shall mean any individual, firm, company or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

D. The term “Interested Stockholder” shall mean any person (other than the corporation or any Subsidiary, any profit-sharing, employee stock ownership or other employee benefit plan of the corporation or any Subsidiary or any trustee or fiduciary with respect to any such plan or holding Voting Stock for the purpose of funding any such plan or funding other employee benefits for employees of the corporation or any Subsidiary when acting in such capacity), who (a) is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or (b) is an Affiliate or Associate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

E. A person shall be a “beneficial owner” of any Capital Stock (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has, directly or indirectly, (i) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or (c) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock. For the purposes of determining whether a person is an Interested Stockholder pursuant to Section 3(D) of this Article SIXTH, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this Section 3(E), but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

F. The terms “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Act as in effect on [            ], 2018 (the term “registrant” in said Rule 12b-2 meaning in this case the corporation).

G. The term “Subsidiary” shall mean any company of which a majority of any class of equity securities are beneficially owned by the corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in Section 3(D) of this Article SIXTH, the term “Subsidiary” shall mean only a company of which a majority of each class of equity security is beneficially owned by the corporation.

H. The term “Continuing Director” shall mean any member of the Board of Directors, while such person is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

I. The term “Fair Market Value” shall mean (a) in the case of cash, the amount of such cash; (b) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the New York Stock Exchange, or, if such stock is not quoted on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal

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United States securities exchange registered under the Act or quotation system on which such stock is listed or quoted, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (c) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors.

J. In the event of any Business Combination in which the corporation survives, the phrase “consideration other than cash to be received” as used in Section 2(B)(i) and Section 2(B)(ii) of this Article SIXTH shall include the shares of Common Stock and/or the shares of any other class or series of Capital Stock retained by the holders of such shares.

Section 4. A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article SIXTH, on the basis of information known to them after reasonable inquiry, all questions arising under this Article SIXTH, including, without limitation, (a) whether a person is an Interested Stockholder, (b) the number of shares of Capital Stock or other securities beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether a Proposed Action is with, or proposed by, or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder, (e) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $25,000,000 or more, and (f) whether the assets or securities that are the subject of any Business Combination constitute a Substantial Part. Any such determination made in good faith shall be binding and conclusive on all parties.

Section 5. Nothing contained in this Article SIXTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

Section 6. The fact that any Business Combination complies with the provisions of Section 3(A) of this Article SIXTH shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the stockholders of the corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

Section 7. For the purposes of this Article SIXTH, a Business Combination or any proposal to amend or repeal, or to adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with, this Article SIXTH (collectively, “Proposed Action”), is presumed to have been proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder or a person who thereafter would become such if (1) after the Interested Stockholder became such, the Proposed Action is proposed following the election of any director of the corporation who with respect to such Interested Stockholder would not qualify to serve as a Continuing Director or (2) such Interested Stockholder, Affiliate, Associate or person votes for or consents to the adoption of any such Proposed Action, unless as to such Interested Stockholder, Affiliate, Associate or person a majority of the Continuing Directors makes a good faith determination that such Proposed Action is not proposed by or on behalf of such Interested Stockholder, Affiliate, Associate or person, based on information known to them after reasonable inquiry.

Section 8. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or the By-Laws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Amended and Restated Certificate of Incorporation or the By-Laws of the corporation), any proposal to amend or repeal, or to adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with, this Article SIXTH which is proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder shall require the affirmative vote of the holders of not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of Voting Stock, voting together as a single class, excluding Voting Stock beneficially owned by any Interested Stockholder, provided, however, that this Section 8 shall not apply to, and such 66 2/3% vote shall not be required for, any amendment or repeal of, or the adoption of any provision inconsistent with, this Article SIXTH unanimously recommended by the Board of Directors if all of such directors are persons who would be eligible to serve as Continuing Directors within the meaning of Section 3(H) of this Article SIXTH.

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ARTICLE SEVENTH

A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE EIGHTH

Section 1. Subject to the provisions of this Amended and Restated Certificate of Incorporation and applicable law, the corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article EIGHTH.

Section 2. Unless approved by a unanimous vote of the holders of the Class B Common Stock, the corporation will not (and shall be without authority to), directly or indirectly by amendment of this Amended and Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement, contract, or undertaking or through any other action:

(i)	diminish, impair, limit, restrict, avoid or seek to impair, limit, restrict or avoid, any of the rights, powers or privileges of the Class B Common Stock or the holders of Class B Common Stock hereunder or the observances or performance of any of the terms to be observed or preformed hereunder by the corporation; or

(ii)	permit, allow or agree to the diminishment, impairment, limitation, restriction or avoidance of, the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in, facilitate and assure the carrying out of all the provisions of this Amended and Restated Certificate of Incorporation and the taking of all such action as may be necessary or appropriate in order to protect the rights, powers and privileges of the holders of the Class B Common Stock hereunder, including, without limitation, the conversion rights of the Class B Common Stock and the holders thereof.

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